CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com


05009584

July 8, 2005

SUPPL

BY HAND


SEC MAIL
RECEIVED
PROCESSING
JUL 08 2005
WASH, D.C.
192
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from April 1, 2005 through June 30, 2005.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com

Securities and Exchange Commission
July 8, 2005

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,



Diana de Brito

Enclosures

Securities and Exchange Commission
July 8, 2005

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	04/08/2005	ASX Release - Deed of Settlement
2	04/12/2005	Appendix 3B New Issue Announcement
3	04/12/2005	Appendix 3E Daily Share Buy Back Notice
4	04/13/2005	Appendix 3E Daily Share Buy Back Notice
5	04/13/2005	Appendix 3E Daily Share Buy Back Notice
6	04/18/2005	Appendix 3E Daily Share Buy Back Notice
7	04/19/2005	Appendix 3E Daily Share Buy Back Notice
8	04/20/2005	Appendix 3B New Issue Announcement
9	04/20/2005	Standard & Poor's Press Release
10	04/21/2005	Appendix 3E Daily Share Buy Back Notice
11	04/22/2005	Appendix 3E Daily Share Buy Back Notice
12	04/27/2005	Appendix 3E Daily Share Buy Back Notice
13	04/29/2005	ANZ Notice of Ceasing to be a Substantial Holder
14	05/03/2005	Annual General Meeting Presentation
15	05/03/2005	Press release regarding Profit Forecast First Half of 2005
16	05/03/2005	Results of Resolutions –Annual General Meeting
17	05/03/2005	Chairman-CEO-CFO Addresses Annual General Meeting
18	05/04/2005	Notice of Becoming a Substantial Holder
19	05/06/2005	Appendix 3B – New Issue Announcement
20	5/10/2005	Resolution Regarding Constitution
21	05/10/2005	Notice of Ceasing to be a Substantial Holder
22	05/10/2005	Appendix 3E Daily Share Buy Back Notice
23	05/11/2005	Appendix 3E Daily Share Buy Back Notice
24	05/12/2005	Appendix 3E Daily Share Buy Back Notice
25	05/13/2005	Appendix 3E Daily Share Buy Back Notice
26	05/16/2005	Appendix 3E Daily Share Buy Back Notice
27	05/17/2005	Appendix 3E Daily Share Buy Back Notice
28	05/18/2005	Appendix 3B New Issue Announcement
29	05/18/2005	Appendix 3E Daily Share Buy Back Notice
30	05/20/2005	Appendix 3E Daily Share Buy Back Notice
31	05/23/2005	Appendix 3E Daily Share Buy Back Notice
32	05/27/2005	Appendix 3B New Issue Announcement
33	06/01/2005	Appendix 3B New Issue Announcement
34	06/01/2005	Appendix 3E Daily Share Buy Back Notice
35	06/02/2005	Appendix 3E Daily Share Buy Back Notice

Tab	Date	Announcement
36	06/02/2005	Becoming a Substantial Holder
37	06/07/2005	Appointment of Directors
38	06/09/2005	ATO Class Ruling on Equal Capital Reduction
39	06/14/2005	Appendix 3E Daily Share Buy Back Notice
40	06/15/2005	Appendix 3E Daily Share Buy Back Notice
41	06/16/2005	Appendix 3E Daily Share Buy Back Notice
42	06/17/2005	Duty of Care Act
43	06/20/2005	Appendix 3X – Initial Director's Interest Notice
44	06/20/2005	Appendix 3X – Initial Director's Interest Notice
45	06/22/2005	ATO Class Ruling on Equal Capital Reduction
46	06/24/2005	Appendix 3B New Issue Announcement
47	06/28/2005	Appendix 3E Daily Share Buy Back Notice

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	04/15/2005	Form 484 Change to Company details
2	05/05/2005	Form 484 Change to Company details
3	05/27/2005	Form 484 Change to Company details
4	05/08/2005	Form 484 Change to Company details

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

ASX RELEASE 8th April 2005
FOR IMMEDIATE RELEASE

ebet

Deed of Settlement signed with Aristocrat

Leading gaming technology company eBet Limited (ASX: EBT) ("eBet") today announced that it has reached an out of court settlement relating to proceedings commenced by Aristocrat Technologies Australia Pty Limited (ASX: ALL) ("Aristocrat") in mid 2003 relating to the alleged infringement by eBet of some of its patents.

eBet's CEO & Managing Director Mr Tony Toohey said the company was satisfied with the settlement which resolves the matter at hand and eliminates any future disputes concerning the patents in the matter.

eBet and Aristocrat have executed a Deed of Settlement on mutually acceptable terms pursuant to which Aristocrat has agreed to discontinue its proceedings brought against eBet. The settlement included eBet and Aristocrat entering into a software development and supply agreement, under which each party is required to develop, provide and maintain software and software functionality, providing individual components of both the Aristocrat and eBet Systems with operational compatibility. The details of the settlement reached are otherwise confidential.

About eBet

eBet Limited is listed on the ASX (Symbol: EBT) with operations and contractual arrangements in Australia, New Zealand, Greece, Singapore, the Philippines and the USA.

eBet develops and markets a range of networked solutions for gaming machines. It is one of the world's largest gaming systems companies with more than 450 customers who collectively operate more than 40,000 gaming machines. Its card-based cashless gaming systems, player tracking and loyalty systems and data management solutions are installed in leading gaming venues in Australia, New Zealand, the Philippines, Greece and Singapore.

eBet also develops and supports Internet-based wagering systems for licensed gaming operators in international markets. Its key customers are the New Zealand TAB and Penn National Gaming Inc. (NASDAQ: PENN).

Further Information: **Tony Toohey**
CEO & Managing Director
eBet Limited
61 2 8748 8002

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,460,462	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,690,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 12 April 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 12 April, 2005	
Number & Class of Securities	(a) 44,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $6.0105 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 8 April, 2005;

Please note that since the last Appendix 3B, 740,000 shares have been cancelled under the Buy Back Scheme. Appendix 3E's have been lodged for these movements.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,124,461	82,946
4	Total consideration paid or payable for the shares	$18,242,477	$867,733

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.30	highest price paid:	$10.50
	date:	24/03/2005		
	lowest price paid:	$7.08	lowest price paid:	$10.38
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$11.12

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,207,407	117,751
4	Total consideration paid or payable for the shares	$19,110,210	$1,236,058

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.50 lowest price paid: $10.47 highest price allowed under rule 7.33: $11.15

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,207,407	117,751
4	Total consideration paid or payable for the shares	$19,110,210	$1,236,058

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.50 lowest price paid: $10.47 highest price allowed under rule 7.33: $11.15

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,423,621	200,000
4	Total consideration paid or payable for the shares	$21,380,129	$2,085,901

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.50	highest price paid:	$10.49
	date:	11/04/2005		
	lowest price paid:	$7.08	lowest price paid:	$10.29
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$11.05

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,623,621	93,458
4	Total consideration paid or payable for the shares	$23,466,030	$934,913

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.02 lowest price paid: $9.98 highest price allowed under rule 7.33: $10.99

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	478,397,516	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,670,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 20 April 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 20 April, 2005	
Number & Class of Securities	(a) 20,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $5.9531 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 20 April, 2005;

Please note that since the last Appendix 3B, 299,160 shares have been cancelled under the Buy Back Scheme. Appendix 3E's have been lodged for these movements.



Press Release

Aristocrat Leisure Raised To 'BB+' On Better Operating Performance

Melbourne, April 19, 2005—Standard & Poor's Rating Services today raised its long-term credit rating on Aristocrat Leisure Ltd. one notch to 'BB+' from 'BB'. The outlook is stable. The upgrade reflects the company's improved and now sound cash flow protection measures, which have benefited from resolution of historic product problems, improvement in sales practices, better inventory management, and good cost management.

"Aristocrat's better operating performance has also provided the foundation for ongoing reduction in debt levels since fiscal 2002, and the company is well placed to maintain its more conservative financial profile," said Peter Sikora, credit analyst in Standard & Poor's Corporate & Infrastructure Finance Ratings group.

"The rating also takes into account Aristocrat's leading position in the Australian gaming equipment market, its improving position in the U.S. market, and its good growth prospects in other developing gaming markets such as Macau," said Mr. Sikora

In fiscal 2004, EBIT increased to A$275 million from a loss of A$84 million in 2003 (A$104 million EBIT profit in 2003 before one-off adjustments). Aristocrat is well placed to grow its sales revenue through its ongoing premium product focus, particularly in mature gaming markets such as Australia where revenues are reliant on replacement sales, and its focus on development of its participation revenue base. Unit sales growth in the U.S. market should also benefit from Aristocrat's position as a licensed supplier to all key gaming jurisdictions in the U.S. Japan will continue to be a volatile market for Aristocrat with the success of new game launches key to this business unit's contribution to group performance.

Improved working capital management and a disciplined attitude to capital expenditure have facilitated a progressive reduction in Aristocrats debt, which was A$166.4 million on Dec. 31, 2004. The financial structure is further strengthened by the company's significant cash holdings of A$286 million, which underpins Aristocrats capacity to fund some further capital expenditure in growing overseas operations and its announced A$100 million capital return and share buyback program without jeopardizing the rating.

About Standard & Poor's

Standard & Poor's is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data, and valuations. With 6,000 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. In Australia, we have been voted INSTO "Rating Agency of the Year" for the fifth year running. For more information, visit www.standardandpoors.com.au.

For more information contact:
Peter Sikora, Corporate & Infrastructure Finance Ratings
(61) 3 9631 2094 Tel
Jeanette Ward, Corporate & Infrastructure Finance Ratings
(61) 3 9631 2075 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,717,079	200,000
4	Total consideration paid or payable for the shares	$24,400,943	$2,016,603

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.15 lowest price paid: $10.02 highest price allowed under rule 7.33: $10.89

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,917,079	200,000
4	Total consideration paid or payable for the shares	$26,417,546	$1,971,795

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $10.05 lowest price paid: $9.68 highest price allowed under rule 7.33: $10.78

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,117,079	200,000
4	Total consideration paid or payable for the shares	$28,389,341	$1,977,212

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/2005 lowest price paid: $7.08 date: 20/10/2004	highest price paid: $9.93 lowest price paid: $9.80 highest price allowed under rule 7.33: $10.58

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27 April 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



29 April 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of ceasing to be a substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of ceasing to be a substantial holder in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley
Company Secretary

Form **605**

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Aristocrat Leisure Limited (the "**Entity**")

ACN/ARSN: 002 818 368

1. Details of substantial holder[1]

Name: Australia and New Zealand Banking Group Limited

ACN/ARSN (if applicable): 005 357 522

The holder ceased to be a substantial holder on 26/04/04.
The previous notice was given to the company on 04/01/05.
The previous notice was dated 04/01/05.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 8 pages annexed to this notice and marked Schedule 'A'.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest[2] of the substantial holder or an associate[3] in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[4]	Consideration given in relation to change[5]	Class[6] and number of securities affected	Person's votes affected
02/01/05	ANZ Executors & Trustee Company Limited ('ANZET')	Acquisition	Not Applicable	32,534 Ordinary Fully Paid Shares	32,534
04/01/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares.	Not Applicable	81,329 Ordinary Fully Paid Shares	81,329
05/01/05				104,700 Ordinary Fully Paid Shares	104,700
11/01/05				123,930 Ordinary Fully Paid Shares	123,930
12/01/05				237,238 Ordinary Fully Paid Shares	237,238
13/01/05				130,216 Ordinary Fully Paid Shares	130,216
14/01/05				212,519 Ordinary Fully Paid Shares	212,519
17/01/05				22,800 Ordinary Fully Paid Shares	22,800
21/01/05				16,750 Ordinary Fully Paid Shares	16,750

03/02/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	5,700 Ordinary Fully Paid Shares	5,700
04/02/05				14,000 Ordinary Fully Paid Shares	14,000
07/02/05				14,127 Ordinary Fully Paid Shares	14,127
09/02/05				7,132 Ordinary Fully Paid Shares	7,132
11/02/05				1,600 Ordinary Fully Paid Shares	1,600
14/02/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares	Not Applicable	14,700 Ordinary Fully Paid Shares	14,700
08/03/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	295,988 Ordinary Fully Paid Shares	295,988
09/03/05				236,758 Ordinary Fully Paid Shares	236,758
18/03/05				10,000 Ordinary Fully Paid Shares	10,000
19/04/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has acquired relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has acquired relevant interests in those shares	Not Applicable	30,300 Ordinary Fully Paid Shares	30,300

20/04/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares	Not Applicable	167,542 Ordinary Fully Paid Shares	167,542
22/04/05				91,564 Ordinary Fully Paid Shares	91,564
26/04/05				85,647 Ordinary Fully Paid Shares	85,647

3. Changes in association

The persons who have become associates [3] of, ceased to be associates of, or have changed the nature of their association[7] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	Not Applicable

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

Print name John Priestley capacity Secretary

sign here date 29 April 2005

DIRECTIONS

[1] If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

[2] See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

[3] See the definition of "associate" in section 9 of the Corporations Law.

[4] Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 8 pages marked "A" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 29 April 2005

....

John Priestley - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Related Bodies Corporate

NOTE: All companies are 100% owned within the Group unless otherwise indicated.

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/5/54
Australia	Alliance Holdings Limited		1	9/8/56
American Samoa	Amerika Samoa Bank Inc.		21	26/5/78
Australia	ANZcover Insurance Pty Ltd		1	24/4/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/4/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/7/94
USA, New York	ANZ BGH LLC		30	25/5/2004
Australia	ANZ Capel Court Limited		1	22/4/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (87.5% owned by ANZ Capel Court Limited - 12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/1/85
Australia	Capel Court Management Limited		1	1/7/59
Australia	ANZ Capital Funding Pty Ltd		1	11/8/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/9/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (98 % owned by ANZ - 2% owned by ANZ Funds Pty Ltd)		30	19112004
Australia	ANZ Commodity Trading Pty Ltd		1	3/5/01
Australia	ANZ Custodians Pty Ltd		1	9/5/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/8/83
Australia	ANZ Executors & Trustee Company Limited		1	17/3/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/5/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/5/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Financial Products Pty Ltd		1	5/7/94
Australia	ANZ Funds Pty. Ltd.		1	13/3/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/4/87
England	ANZ Jackson Funding plc		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/3/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/2/88
New Zealand	Arawata Investments Limited		36	17/7/64
New Zealand	Arawata Finance Limited		36	10/6/81
New Zealand	Amberley Investments Limited	50%	36	10/3/03
New Zealand	Burnley Investments Limited		36	27/6/02
New Zealand	Whitelaw Investments		32	26/6/02
New Zealand	Cortland Finance Limited		36	24/8/00
Cayman Islands	Gold Liquid Investments Limited		9	17/8/00
New Zealand	Culver Finance Limited		36	26/4/01
United States	ThreeStarz Corporation	65%	24	3/8/01
New Zealand	Sefton Finance Limited		36	7/2/03
New Zealand	Arawata Holdings Limited		36	2/8/85
New Zealand	Harcourt Corporation Limited		36	27/6/85
New Zealand	Airlie Investments Limited		36	15/5/02
New Zealand	Nerine Finance No 2	65%	2	14/6/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/6/01
New Zealand	Harcourt Investments Limited		36	24/7/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/2/73
New Zealand	Arawata Securities Limited		36	13/8/85
New Zealand	Arawata Assets Limited		36	4/5/90
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Endeavour Equities Limited		36	8/12/00
New Zealand	Endeavour Finance Limited		36	24/9/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	37	9/11/01
New Zealand	Tui Endeavour Limited		36	10/7/92
New Zealand	Endeavour Securities Limited		36	24/9/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/9/48
New Zealand	Alos Holdings Limited		36	12/6/87
New Zealand	NBNZ Finance Limited		36	15/6/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Nationwide Mortgage Brokers Limited		36	20/8/98
New Zealand	NBNZ Holdings Limited		36	7/3/89
New Zealand	Abbey Life Limited		36	27/6/68
New Zealand	BHI Investments Limited		36	13/9/85
British Virgin Is	CBC Finance Limited		33	31/8/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94
New Zealand	NBNZ Investment Services Limited		36	21/4/04
New Zealand	NBNZ Life Insurance Limited		36	26/5/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/6/76
New Zealand	Salient Holdings		36	17/3/99
New Zealand	Salient Holdings No. 2		36	25/6/99
New Zealand	South Pacific Merchant Finance Limited		36	14/7/72
New Zealand	Argitis Holdings Limited		36	20/4/88
New Zealand	Moginie Holdings Limited		36	11/9/80
New Zealand	Repton Group Limited		36	14/4/94
New Zealand	Eventide Holdings Limited		36	14/4/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/3/72
New Zealand	Control Nominees Limited		36	30/7/83
New Zealand	Southpac Securities Limited		36	27/7/73
New Zealand	Southpac Trusts Limited		36	26/7/82
New Zealand	Trillium Holdings Limited		36	17/3/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/4/38
New Zealand	Truck Leasing Limited		36	14/2/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/6/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		36	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited *(in Liquidation)* (95% owned by ANZ Funds Pty Ltd – 5% owned by ANZ)		26	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited		16	10/10/72
Hong Kong	ANZ Asia Limited		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/9/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by each of ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/2/87
Singapore	ANZCOVER Pte. Ltd.		15	9/5/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/7/00

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Singapore	Torridon Pte Ltd		14	5/8/97
India	ANZ Information Technology Pvt Limited		8	7/6/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/9/98
Kiribati	Bank of Kiribati Ltd	75%	23	30/8/84
Australia	Binnstone Traders Pty Limited		1	29/4/69
Australia	Deori Pty Ltd		1	13/4/99
England	Jackson Funding Limited		13	5/11/04
Australia	LFD Limited (74.94 % owned by ANZ Funds - 25.06% owned by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/4/37
England	Minerva Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	5/4/83
England	ANZEF Limited (1 share owned by Brandts Nominees Limited*)		13	1/1/34
England	ANZEF Leasing No. 1 Limited		13	17/8/89
England	ANZEF Leasing No. 2 Limited (0.01% owned each by Brandts Nominees Limited & Minerva Holdings Limited*) (0.39% owned by Citybank International PLC, 0.61% owned by Schroder Investments Co Ltd)	99%	13	18/1/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Emerging Markets Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share owned by Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share owned by Brandts Nominees Limited*)		13	11/4/83
England	ANZ Leasing (No. 2) Ltd (0.01% owned by Gareth Campbell*)		13	19/6/73
USA, New York	ANZ Securities Inc.		12	7/4/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (50% owned by each of Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/3/52
England	Brandts Nominees Limited (90% owned by Minerva Holdings Limited - 10% owned by Gareth Campbell*)	90%	13	22/2/34
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited*)		25	21/7/00
England	Minerva Nominees Limited (66.67 % owned by Minerva Holdings Limited - 33.33% owned by Brandts Nominees Limited*)		13	20/5/38
England	Minerva Nominees (No.2) Limited (99% owned by Minerva Holdings Limited - 1% owned by Brandts Nominees Limited*)		13	18/7/67
Cayman Islands	Nichelle Limited		9	26/3/04
New Zealand	Norway Funds Limited		36	24/11/03

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Town & Country Land Holdings Pty Ltd		1	30/9/91
Australia	Votraint No. 1103 Pty Limited		1	8/5/98
Australia	ANZ General Partner Pty Ltd		1	21/9/01
Australia	ANZ Holdings Pty Ltd		1	14/7/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/6/85
Australia	530 Collins Street Property Trust		1	?
Australia	ANZ Investments Pty Ltd		1	14/7/77
Jersey	ANZ Jersey Limited (50% owned by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/4/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/1/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/2/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/2/59
USA, New York	ANZ Limited Partnership (98.9% owned by ANZ – 1.09% owned by ANZ Realty Holdings (USA) Inc)		12	21/3/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/7/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/9/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/9/81
England	ANZ Pensions (UK) Limited (1 share owned by Brandts Nominees Limited*)		13	25/7/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/3/68
Australia	Weelya Pty. Ltd.		1	20/5/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/7/91
Australia	ANZ Rewards Pty Ltd		1	21/5/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/5/98
Australia	ANZ Rural Products Pty Ltd		1	8/6/01
Australia	ANZ Securities (Holdings) Limited		1	6/5/70
Australia	ANZ Futures Pty Ltd		1	15/8/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
New Zealand	ANZ Securities (New Zealand) Limited		36	19/3/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/9/90
USA, New York	ANZ Securities (USA) Inc		12	16/9/87
Australia	ANZ Securities Limited		1	20/6/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/1/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/1/80

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Underwriting Limited		1	28/6/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/2/01
Australia	Tradecentrix Pty Limited		1	18/1/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/5/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/4/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/9/03
Australia	Bellinz Pty Ltd		1	29/4/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/7/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/6/97
Australia	Gas Pipelines Victoria Pty Ltd		1	20/6/97
Australia	Ecomel Pty. Limited		1	3/2/87
Australia	Elgeba Pty. Limited		1	3/2/87
Australia	E S & A Holdings Pty Ltd		1	14/7/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/8/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/6/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/9/83
Australia	Asset Rentals Pty Ltd		1	29/4/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/2/87
Australia	Claric 246 Pty Ltd		1	13/6/90
Australia	P L Lease Management Pty Ltd		1	3/5/91
Australia	Loan Service Centre Pty Limited		1	18/6/90
Australia	Mercantile Credits Pty Ltd		1	11/7/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/7/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/9/83
Australia	Tovepool Pty Ltd	50%	1	28/8/89
Australia	FCA Finance Pty. Limited		1	29/4/58
Australia	Analed Pty. Ltd.		1	26/6/73
Australia	Crebb No 6 Pty Ltd (50% owned by each of Analed Pty Ltd & ANZ National Bank Limited)		1	15/6/01
Australia	G-BNWF Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/5/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/8/88
Australia	JIKK Pty Ltd		1	8/5/98
New Zealand	NBNZ Holdings Limited		31	7/3/89

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/8/74
Australia	NMRB Pty Ltd		1	14/2/86
Australia	NMRSB Pty Ltd		1	21/4/90
Indonesia	PT ANZ Panin Bank	85%	20	5/9/90
Fiji	Quest Limited (50% owned by each of ANZ & ANZ Funds Pty Ltd)		29	9/1/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*		-	24/5/51
England	The London Bank of Australia *(In Liquidation)*		-	1/1/1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	?
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/9/03

*** Held as bare nominee - no beneficial ownership**

 # Deemed controlled by Endeavour Finance Limited due control of voting

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 6th Floor, Royal Group Building, 246 Preah Monivong Blvd, Phnom Penh, Cambodia

5 Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

Annexure "A"

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 – 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 10, 2 Hunter Street, Wellington, New Zealand

37 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand


ARISTOCRAT

Aristocrat Leisure Limited

Welcomes you to our
2005 Annual General Meeting


ARISTOCRAT


ARISTOCRAT

Aristocrat Leisure Limited

Annual General Meeting 2005

Chairman
David Simpson


ARISTOCRAT


ARISTOCRAT

Overview


ARISTOCRAT


ARISTOCRAT

Paul Oneile
Chief Executive Officer and Managing Director


ARISTOCRAT

Summary Results

	2004 $m	2003* $m	Variance %
Total Revenue	1,148.9	1,021.3	12.5%
Profit After Tax	174.7	54.0	223.5%
International Segment Profit	70%	59%	11 Pts
Operating Cash Flow	250.0	204.4	22.3%

* 2003 results are pre one-off adjustments

Australia

	2004 $m	2003* $m	Variance %
Segment Revenue	290.3	302.4	(4.0)%
Segment Contribution Profit	98.1	84.3	16.4%
Segment Margin	33.8%	27.9%	5.9Pts

- Mature market with many challenges
- Margin improvement reflects improved product mix and cost initiatives
- Replacement cycle at historic lows
- Unit sales down 22%
- Market share maintained at 66%
- Success of products – Cash Express, Zorro™

* 2003 results are pre one-off adjustments

"Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc

North America

	2004 $m	2003* $m	Variance %
Segment Revenue	368.4	241.4	52.6%
Segment Contribution Profit	105.6	8.2	1,187.8%
Segment Margin	28.7%	3.4%	25.3Pts

- Unit sales increased 35.8% to 12,312
- Recurring revenue units increased to 5,294 (up 92.2%) at US$53/day (up US$19/day)
- Total participation recurring revenue up 251.2% to $104m
- Significant improvement in game approvals in key States
- Strong rebound in systems business – revenue up 49.0% to $36.5m
- Margin improvement reflects revenue mix and leverage of fixed costs

* 2003 results are pre one-off adjustments

Japan

	2004 $m	2003 $m	Variance %
Segment Revenue	336.8	360.7	(6.6)%
Segment Contribution Profit	78.2	87.7	(10.8)%
Segment Margin	23.2%	24.3%	(1.1)Pts

- Success of Daruma-Neko and Kyojin-no-hoshi 2 games
- 85,387 games sold
- Higher trade-ins and inventory provisioning impacted margin
- Strong relationship with Sammy Corporation

Other Markets

	2004 $m	2003* $m	Variance %
Segment Revenue	146.1	111.4	31.1%
Segment Contribution Profit	46.2	24.9	85.5%
Segment Margin	31.6%	22.4%	9.2 Pts

- Russia and Macau drove strong revenue growth
- New Zealand impacted adversely by new legislation and regulations
- South Africa recorded growth in a flat market
- South America benefited from cash recovery on legacy contacts

* 2003 results are pre one-off adjustments

Business Objectives

- Enhance market leadership position in Australia and NZ
- Capitalise on product performance/momentum in North America
- Build on success in Japan
- Continue to focus on new markets – Asia, Russia, UK
- Focus on R&D and product development
- Financial control, risk management and corporate governance
- Improve business and cost efficiencies

Growth Framework

- Leverage core competencies
- Focus on organic opportunities
- Low risk model
- Minimise risk
- Review strategic opportunities

Outlook
Six months to 30 June 2005

Overall
- Profit After Tax range $90 – 100m

Key Factors
- North American momentum
- Japanese volatility
- Product Approvals
- Adoption of International Accounting Standards


ARISTOCRAT

Simon Kelly
Chief Financial Officer

Profit & Loss

	2004 $m	2003* $m	Variance %
Total Revenue	1,148.9	1,021.3	12.5%
Gross Profit	558.2	438.6	27.3%
GP%	*48.6%*	*42.9%*	*5.7 Pts*
Expenses	300.0	364.8	-17.8%
EBIT	274.8	103.5	165.5%
Profit Before Tax	270.4	87.7	208.3%
Income Tax Expense	95.7	33.7	184.0%
Profit After Tax	174.7	54.0	223.5%

* 2003 results are pre one-off adjustments



Segment Contribution Profit* Split



2003 Segment Contribution
Profit by region
Other
12%
$205.1
million
Nth
America
4%



2004 Segment Contribution
Profit by region
Other
14%
$328.1
million
Nth
America
32%

* Excludes unallocated expenses, interest and tax

* 2003 results are pre one-off adjustments



Working Capital



Percentage of LTM Revenue
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2001
2002
2003
2004

Operating Cash Flow



$m
300
250
200
150
100
50
-
-50
2001
2002
2003
2004
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Operating Cash Flow
Operating Cash Flow % Revenue

Key Financials and Ratios

	2004 $m	2003* $m
EBITDA	314.6	143.4
EBIT	274.8	103.5
Working Capital/Revenue (%)	9.3%	10.9%
Operating Cash Flow	250.0	204.4
Operating Cash Flow/Revenue (%)	21.8%	20.0%
Net Cash/(Debt)	119.6	-70.2
Debt/EBITDA	0.5X	1.2X
EBITDA/Interest Expense	26.7X	6.8X
Return on Equity	46.7%	24.7%
Earnings per Share (cents)	36.8	11.7

* 2003 results are pre one-off adjustments


ARISTOCRAT

Resolutions


ARISTOCRAT


ARISTOCRAT

Resolution 1

Financial Statements


ARISTOCRAT


ARISTOCRAT

Resolution 2

Election of Director


ARISTOCRAT


ARISTOCRAT

Resolution 3

Participation by Mr PN Oneile in the 2005 Long Term Performance Share Plan


ARISTOCRAT


ARISTOCRAT

Resolution 4

Approval of Long Term Performance Option Plan


ARISTOCRAT


ARISTOCRAT

Resolution 5

Adoption of New Constitution


ARISTOCRAT

Resolution 6

Equal Capital Reduction


ARISTOCRAT




ARISTOCRAT


ARISTOCRAT


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED ON TRACK FOR 50% PROFIT GROWTH IN FIRST HALF OF 2005

SYDNEY, 3 May 2005: Aristocrat Leisure Limited (ASX: ALL) today announced that the company was on track to post a record first half profit for the six months to 30 June 2005.

Speaking at the group's Annual General Meeting in Sydney, Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile said:

"Based on preliminary, unaudited year-to-date management results and current trading momentum, the company expects to report a half year profit after tax in the range of $90 million - $100 million. This represents an improvement of approximately 50 per cent on the $63.3 million reported for the corresponding period in 2004".

This outlook, which includes an immaterial cost impact of adopting International Financial Reporting Standards, is dependent on a number of key assumptions, including continued success in North America and Japan, as well as the timing of product approvals from regulators.

Mr Oneile told the meeting that while Aristocrat's overall trading continued to be strong, conditions were mixed in key markets – with the Australian market experiencing a slow replacement cycle for gaming machines.

Meanwhile, Aristocrat's North American operations are generating "strong game sales volumes, a further increase in the installed base of recurring revenue and higher average revenue per day". Recurring revenue placements are however expected to be weighted towards the second half, following the mid-year releases of Zorro™[1], Pele™, Agassi™, Lopez™ and Loco Loot™.

Aristocrat's new Streetfighter 2™ game will commence shipment to Japan in June, while the appointment of a new Russian distributor, Smart Games, is expected to boost sales in that market.

[1] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc

Aristocrat Leisure Limited is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Sydney, NSW, Australia
3 May 2005

Further Information

Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511



3 May 2005

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

By facsimile: 1900 999 279

Dear Sir or Madam:

RE: RESULTS OF RESOLUTIONS – ANNUAL GENERAL MEETING

The company advises that, at the Annual General Meeting held today at the Star City, Sydney at 10am, the following resolutions put to the meeting were passed on a show of hands. The proxy votes exercisable on these resolutions were as follows:

Resolution 1 - *Receipt of Financial Statements*

	For	Open	Against	Abstain
PROXIES	197,599,138	1,271,704	427,591	16,074,082

Resolution 2 - *Re election of Mr. Alan Steelman as director*

	For	Open	Against	Abstain
PROXIES	160,385,762	1,274,245	53,527,116	175,514

Resolution 3 - *Approval of Participation by Mr. Paul Oneile in the 2005 Long Term Performance Share Plan*

	For	Open	Against	Abstain
PROXIES	200,172,169	756,547	3,420,410	10,638,816

ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368
Head Office
71 Longueville Road Lane Cove NSW 2066 Australia PO Box 808 Lane Cove NSW 2066 Australia
Telephone +61 2 9413 6300 Facsimile +61 2 9420 1352
www.aristocrattechnologies.com

Resolution 4 - *Approval of Long Term Performance Option Plan*

PROXIES	**For**	**Open**	**Against**	**Abstain**
	114,843,538	756,547	84,759,502	10,635,554

Resolution 5 - *Adoption of New Constitution*

PROXIES	**For**	**Open**	**Against**	**Abstain**
	203,386,861	1,326,429	81,228	10,578,007

Resolution 6 - *Equal Capital Reduction*

PROXIES	**For**	**Open**	**Against**	**Abstain**
	212,758,444	1,299,304	63,601	1,251,166

Yours faithfully,



John Carr-Gregg
Company Secretary


ARISTOCRAT

ARISTOCRAT LEISURE LIMITED

ANNUAL GENERAL MEETING

10.00 AM, TUESDAY 3 MAY 2005
BALLROOM 1 & 2, STAR CITY
80 PYRMONT STREET PYRMONT NSW

CHAIRMAN, CEO & CFO ADDRESSES

CHAIRMAN - DAVID SIMPSON

GOOD MORNING, LADIES AND GENTLEMEN.

AS IT IS NOW TEN O'CLOCK I WOULD LIKE TO WELCOME YOU ALL TO THE TENTH ANNUAL GENERAL MEETING OF ARISTOCRAT LEISURE LIMITED. THIS MEETING WAS CONVENED BY NOTICE OF MEETING DATED 31 MARCH 2005.

MY NAME IS DAVID SIMPSON AND I AM THE CHAIRMAN OF THE BOARD OF ARISTOCRAT LEISURE LIMITED. ON BEHALF OF THE OTHER DIRECTORS, I WELCOME YOU AND THANK YOU FOR YOUR ATTENDANCE.

I NOW REQUEST THAT YOU TURN OFF ALL MOBILE PHONES AND OTHER ELECTRONIC DEVICES.

I WOULD NOW LIKE TO INTRODUCE THE MEMBERS OF THE BOARD AND SENIOR MANAGEMENT TO YOU.

ON MY FAR RIGHT IS BILL BAKER, CHAIR OF THE BOARD'S REGULATORY AND COMPLIANCE COMMITTEE.

NEXT TO HIM IS PENNY MORRIS CHAIR OF THE BOARD'S AUDIT AND REMUNERATION COMMITTEES.

NEXT TO PENNY IS SIMON KELLY, OUR CHIEF FINANCIAL OFFICER.

NEXT TO ME IS PAUL ONEILE, THE CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR OF ARISTOCRAT.

ON MY IMMEDIATE LEFT IS BRUCE YAHL, OUR GENERAL MANAGER, COMMERCIAL, LEGAL, COMPLIANCE AND PROPERTY, WHO IS ALSO ONE OF OUR TWO COMPANY SECRETARIES.

NEXT TO BRUCE IS ALAN STEELMAN, OUR SECOND AMERICAN DIRECTOR WHO IS STANDING FOR RE-ELECTION TODAY.

SITTING TO THE LEFT OF ALAN ARE SALLY PITKIN AND ROGER DAVIS, OUR TWO RECENTLY NOMINATED DIRECTORS ELECT.

SALLY AND ROGER ARE NOT STANDING FOR ELECTION AT THIS MEETING AS THE NECESSARY REGULATORY APPROVALS HAVE NOT BEEN OBTAINED AT THIS TIME. WE EXPECT THESE TO BE OBTAINED IN THE NEAR FUTURE SO THEY WILL REMAIN 'DIRECTORS ELECT' UNTIL THE NEXT GENERAL MEETING OF THE COMPANY WHEN THEY WILL STAND FOR ELECTION.

WE ALSO WELCOME DAVID WIADROWSKI AND HIS COLLEAGUES FROM PRICEWATERHOUSECOOPERS, THE COMPANY'S AUDITORS. DAVID IS AVAILABLE TO ANSWER QUESTIONS REGARDING THE AUDIT.

THE NOTICE OF THIS MEETING DATED 31 MARCH 2005 HAS BEEN IN SHAREHOLDERS' HANDS FOR THE REQUIRED NUMBER OF DAYS AND I PROPOSE TO TAKE IT AS READ.

THE COMPANY SECRETARY ADVISES ME THAT A QUORUM IS PRESENT. I THEREFORE HAVE PLEASURE IN DECLARING THE COMPANY'S TENTH ANNUAL GENERAL MEETING OPEN.

THE MINUTES OF LAST YEAR'S ANNUAL GENERAL MEETING WHICH HAVE BEEN SIGNED BY THE FORMER CHAIRMAN AND

THE MINUTES OF THE SPECIAL GENERAL MEETING HELD ON 21 DECEMBER, 2004 ARE AVAILABLE FOR INSPECTION.

I DRAW YOUR ATTENTION TO THE FACT THAT THIS MEETING IS BEING WEBCAST AND RECORDED TO ENSURE THAT AN ACCURATE AND COMPLETE RECORD OF THE MEETING IS KEPT.

BEFORE I REVIEW THE PRINCIPAL ACHIEVEMENTS OF THE COMPANY IN 2004, I WILL NOTE THAT TODAY'S NOTICE OF MEETING REQUIRES US TO ADDRESS SIX RESOLUTIONS, WHICH WE WILL TURN TO SHORTLY.

BEFORE I REVIEW THE PRINCIPAL EVENTS OF LAST YEAR, I MUST INFORM YOU THAT THERE ARE A NUMBER OF MATTERS THAT I WILL NOT BE DISCUSSING FOR LEGAL REASONS.

THESE MATTERS RELATE TO THE LITIGATION THAT THE COMPANY IS CURRENTLY INVOLVED IN, NAMELY LITIGATION IN THE UNITED STATES REGARDING THE COMPANY'S CONVERTIBLE BONDS AND THE CLASS ACTION THAT HAS BEEN BROUGHT AGAINST THE COMPANY IN AUSTRALIA.

THE LEGAL ADVICE RECEIVED BY THE BOARD IS THAT IT IS NOT IN THE COMPANY'S INTERESTS TO DISCUSS THESE MATTERS OR TO RESPOND TO QUESTIONS REGARDING THESE MATTERS AND WE INTEND TO FOLLOW THIS ADVICE.

TURNING THEN TO A BRIEF OVERVIEW OF THE HIGHLIGHTS OF 2004.

THIS YEAR WAS A SIGNIFICANT ONE FOR ARISTOCRAT.

THE COMPANY DELIVERED STRONG OPERATING PERFORMANCES FROM VIRTUALLY ALL OF ITS BUSINESSES.

PAUL ONEILE AND SIMON KELLY WILL PROVIDE FURTHER COMMENT ON THIS SHORTLY.

ARISTOCRAT'S STRONG OPERATIONAL PERFORMANCE PRODUCED A RECORD PROFIT WITH EARNINGS PER SHARE IMPROVING FROM 11.7 CENTS IN 2003 - ON A PRE ONE-OFF ADJUSTMENTS BASIS - TO 36.8 CENTS PER SHARE IN 2004.

PROFIT AFTER TAX IMPROVED FROM A REPORTED LOSS OF 106 MILLION IN 2003 TO 174.7 MILLION IN 2004.

THE BOARD BELIEVES IT IS SIGNIFICANT THAT IN 2004, FOR THE FIRST TIME, THE COMPANY'S INTERNATIONAL REVENUE COMPRISED 75% OF TOTAL REVENUE AND THE COMPANY'S INTERNATIONAL OPERATIONS CONTRIBUTED 70% OF SEGMENT PROFIT.

THESE STATISTICS UNDERLINE THE GLOBAL DIVERSITY OF THE COMPANY.

THE FINANCIAL PERFORMANCE IN 2004 HAS PERMITTED THE BOARD TO DECLARE AN UNFRANKED FINAL DIVIDEND OF 4 CENTS PER ORDINARY SHARE, TAKING THE TOTAL DIVIDEND FOR 2004 TO 8 CENTS PER SHARE, AND TO ENTER INTO AN ON MARKET SHARE BUY BACK PROGRAMME OF UP TO $100 MILLION.

TO DATE THE COMPANY HAS BOUGHT BACK 30.4 MILLION DOLLARS WORTH OF SHARES UNDER THAT PROGRAM.

IN ADDITION THE COMPANY'S STRONG FINANCIAL POSITION HAS PERMITTED THE BOARD TO PROPOSE A 21 CENTS PER SHARE CAPITAL RETURN WHICH THE MEETING WILL CONSIDER SHORTLY.

I WOULD NOW LIKE TO TOUCH ON RESEARCH AND DEVELOPMENT. YOUR COMPANY IS COMMITTED TO CONCEIVING, DEVELOPING AND DISTRIBUTING THE MOST CREATIVE AND ENTERTAINING GAMES AVAILABLE GLOBALLY. THIS COMMITMENT TO RESEARCH & DEVELOPMENT IS EVIDENCED BY ITS EXTRAORDINARY PREMIUM GAME PORTFOLIO WHICH CONSISTENTLY OUTPERFORMS THE COMPETITION.

THE CONTINUATION AND MAINTENANCE OF THESE ACTIVITIES IS OF VITAL IMPORTANCE TO ARISTOCRAT.

IN RELATION TO CORPORATE GOVERNANCE THE BOARD HAS RESPONDED TO THE CORPORATE GOVERNANCE GUIDELINES RELEASED BY THE ASX, AND IS COMMITTED TO ENSURING THE

COMPANY'S COMPLIANCE WITH THESE GUIDELINES AND TO IMPROVING ITS CORPORATE GOVERNANCE PRACTICES ON AN ONGOING BASIS.

THE BOARD RECOGNISES THAT RISK MANAGEMENT IS A CRITICAL FACTOR IN THE OVERALL SUCCESS OF THE COMPANY. DURING THE YEAR, THE BOARD OVERSAW A COMPLETE RE-EVALUATION OF THE COMPANY'S RISK MANAGEMENT PROCESSES AND A BOTTOM-UP REASSESSMENT OF THE MATERIAL RISKS THE COMPANY FACES IN ACHIEVING ITS STRATEGIC OBJECTIVES. IN CONJUNCTION WITH THIS THE BOARD INSTITUTED A NEW, RIGOROUS AND HIGHLY INDEPENDENT, INTERNAL AUDIT PROGRAM.

AT THIS POINT I WOULD LIKE TO ACKNOWLEDGE THE DEDICATION, ENTHUSIASM AND PERFORMANCE OF OUR EMPLOYEES AND THE IMPORTANT ROLE THAT THIS PLAYED IN THE ACHIEVMENT OF THE 2004 RESULT. THEIR SKILL, LOYALTY AND COMMITMENT REPRESENTS ONE OF THE MAJOR ASSETS OF THE ARISTOCRAT GROUP. ON BEHALF OF THE BOARD, I THANK THEM FOR THEIR EXCELLENT PERFORMANCE.

BEFORE WE MOVE ON TO THE BUSINESS OF THE MEETING, I WOULD LIKE TO ADDRESS TWO OTHER MATTERS.

I WOULD LIKE TO THANK JOHN PASCOE, ARISTOCRAT'S FORMER CHAIRMAN,WHO RETIRED AS A DIRECTOR SHORTLY AFTER LAST YEAR'S ANNUAL GENERAL MEETING, FOR HIS CONTRIBUTION TO THE COMPANY DURING A DIFFICULT PERIOD.

I WOULD ALSO LIKE TO TOUCH ON THE COMPANY'S COMMITMENT TO RESPONSIBLE GAMING. MANY SHAREHOLDERS ARE UNAWARE OF THE COMPANY'S ACTIVITIES IN THIS AREA.

THE COMPANY'S SENIOR EXECUTIVES WORK CLOSELY WITH STAKEHOLDERS IN OUR INDUSTRY TO ADDRESS RESPONSIBLE GAMING ISSUES. ARISTOCRAT HAS BEEN A STRONG PROPONENT OF PLAYER INFORMATION DISPLAYS, KNOWN AS "PIDS", WHICH DISCLOSE KEY PROBABILITY AND PRIZE INFORMATION TO PLAYERS. ARISTOCRAT HAS ALSO BEEN A STRONG ADVOCATE OF PLAYER SESSION FUNCTIONALITY THROUGH WHICH PLAYERS

CAN ACCESS THEIR SESSION INFORMATION THROUGH THE TOUCH OF A BUTTON.

ARISTOCRAT'S SENIOR EXECUTIVES CONTRIBUTE SIGNIFICANTLY TO THE INDUSTRY'S WORK IN THIS AREA AND ASSIST REGULATORS AND OPERATORS DOMESTICALLY AND INTERNATIONALLY WITH THESE ISSUES.

WE ARE PROUD OF OUR ACHIEVEMENTS IN THIS AREA AND WILL CONTINUE TO WORK WITH THE INDUSTRY AND REGULATORS TO ADDRESS PROBLEM GAMBLING ISSUES.

I WILL NOW INVITE PAUL ONEILE, THE COMPANY'S CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR, TO ADDRESS THE MEETING.

HE WILL BE FOLLOWED BY SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER, WHO WILL DISCUSS THE COMPANY'S FINANCIAL RESULTS.

CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR – PAUL ONEILE

THANK YOU DAVID. GOOD MORNING LADIES AND GENTLEMEN.

I WOULD ALSO LIKE TO WELCOME YOU TO THE TENTH ANNUAL GENERAL MEETING OF THE COMPANY AND MY SECOND AS YOUR CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR.

THE COMPANY PERFORMED STRONGLY DURING THE YEAR AND AT THE OUTSET I WOULD LIKE TO SAY THAT THIS WAS THE RESULT OF THE REMARKABLE EFFORTS OF OUR ENTHUSIASTIC AND HIGHLY CAPABLE PEOPLE AROUND THE WORLD.

ARISTOCRAT'S REVENUE FOR THE YEAR WAS $1.15 BILLION WHICH REPRESENTED AN INCREASE OF 12.5% ON THE PREVIOUS YEAR.

NET PROFIT AFTER TAX WAS $174.7 MILLION.

THIS WAS A SIGNIFICANT TURANROUND ON THE REPORTED LOSS OF $106 MILLION IN 2003.

IT ALSO REPRESENTS A THREE-FOLD INCREASE ON LAST YEAR'S NORMALISED PROFIT OF $54 MILLION.

OUR INTERNATIONAL BUSINESS GREW STRONGLY DURING THE YEAR. OVERSEAS MARKETS ACCOUNTED FOR 70% OF SEGMENT PROFIT COMPARED WITH 59% IN THE PREVIOUS YEAR.

OPERATING CASH FLOW INCREASED TO $250 MILLION, UP FROM $204 MILLION.

WE CLOSED THE YEAR WITH CASH ON HAND WELL IN EXCESS OF DEBT.

I WILL LEAVE IT TO OUR CFO, SIMON KELLY, TO PROVIDE YOU WITH THE DETAIL BEHIND THESE RESULTS.

OUR ANNUAL REPORT THIS YEAR IS SUBTITLED 'BEING GLOBAL' AND IT IS THIS I WOULD LIKE TO TALK TO YOU ABOUT TODAY.

ARISTOCRAT EMBARKED ON A STRATEGY OF INTERNATIONAL EXPANSION SOME TIME AGO AND I THINK THE RESULTS TODAY SHOW THAT WE HAVE BECOME A GLOBAL COMPANY IN THE TRUE SENSE OF THE WORD.

WE EXPECT THIS TREND TO CONTINUE AS OVERSEAS REVENUE AND PROFITS INCREASE AT A MUCH FASTER RATE THAN LOCALLY. THIS DOES NOT MEAN I ANTICIPATE A DECLINE IN PROFIT CONTRIBUTION FROM AUSTRALIA BUT RATHER AN INCREASED CONTRIBUTION FROM OVERSEAS.

AUSTRALIA IS MATURE IN TERMS OF GROWTH AND IS A MARKET WITH MANY CHALLENGES.

EACH STATE REPRESENTS A CAPPED MARKET. "HARM MINIMISATION" REGULATIONS, TAX INCREASES, AND SMOKING BANS ALL IMPACT ADVERSELY ON OUR CUSTOMERS AND THEREFORE ON ARISTOCRAT.

DESPITE THESE ISSUES, REVENUE DECLINED BY ONLY 4% TO $290 MILLION. GIVEN THE DIFFICULT OPERATING CONDITIONS, I REGARD THIS AS A SIGNIFICANT ACHIEVEMENT.

WE HELD PRICES AND IMPROVED MARGINS IN A HIGHLY COMPETITIVE ENVIRONMENT.

OPERATING MARGINS INCREASED FROM 28% IN 2003 TO 34% IN 2004. THIS REFLECTED IMPROVED PRODUCT MIX AND NEW BUSINESS AND COST INITIATIVES.

2004 SAW THE MACHINE REPLACEMENT CYCLE REACH HISTORIC LOWS. UNIT SALES WERE DOWN 22% ACROSS THE COUNTRY. NOTWITHSTANDING THIS, WE DID IMPROVE OUR MARKET SHARE, ALBEIT MARGINALLY, FROM 65.8% TO 66.3 %.

OUR PREMIUM PRODUCTS, PARTICULARLY *HYPERLINK*™, PERFORMED VERY WELL AND WE BELIEVE THAT THEY WILL CONTINUE TO DO SO.

CASH EXPRESS™, ONE OF OUR *HYPERLINK*™ PRODUCTS, REGULARLY RETURNS A PERFORMANCE LEVEL OF DOUBLE THE FLOOR AVERAGE IN THE AUSTRALIAN MARKET.

IN TERMS OF GAMES, *ZORRO*™[1] WAS CERTAINLY THE STAND OUT PERFORMER, DELIVERING RESULTS OF BETWEEN 1.8 AND 2 TIMES THE FLOOR AVERAGE TO MOST OPERATORS.

WE HAVE JUST RECEIVED APPROVAL IN NEW SOUTH WALES FOR OUR NEW GAME *CORRIDA DE TOROS*™" OR "*RUNNING WITH THE BULLS*". IT IS STILL VERY EARLY DAYS BUT WE ARE PLEASED WITH THE INTITAL REACTION TO THIS PRODUCT.

MARKET CONDITIONS ARE EXPECTED TO REMAIN DIFFICULT FOR THE BALANCE OF THIS YEAR, WITH THE SLOW REPLACEMENT CYCLE LIKELY TO IMPACT OVERALL REVENUE. WE WILL CONTINUE TO FOCUS ON PREMIUM PRODUCTS AND COST EFFICIENCIES DURING THE BALANCE OF THIS YEAR.

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[1] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc

IN NORTH AMERICA, REVENUE IMPROVED BY 52% TO $368 MILLION.

UNIT SALES WERE UP 36% TO OVER 12,300 UNITS, REFLECTING THE POPULARITY OF OUR PRODUCT, THE EFFORTS OF OUR NORTH AMERICAN TEAM AND THE EXPANDING NORTH AMERICAN GAMING MARKET.

OUR RECURRING REVENUE INSTALLED BASE INCREASED BY 92% TO OVER 5,000 UNITS.

RECURRING REVENUE PER UNIT INCREASED BY 19 US DOLLARS PER DAY AND CONTRIBUTED $104 MILLION TO TOTAL REVENUE.

THE IMPROVEMENT IN OUR RECURRING REVENUE WAS DRIVEN BY THE EXCEPTIONAL WIN-PER-UNIT PERFORMANCE OF OUR *HYPERLINK*™ PROGRESSIVE PORTFOLIO, WHICH INCLUDES *CASH EXPRESS*™, *JACKPOT CARNIVAL*™ AND *MILLIONISER*™.

OUR STAND ALONE GAMES ALSO PERFORMED WELL, WITH A NUMBER OF GAMES RUNNING AT OVER DOUBLE THE FLOOR AVERAGE IN THE CASINOS IN WHICH THEY WERE INSTALLED. THESE INCLUDED *POMPEII*™, *WILD AFRICA*™ AND *TIKI TORCH*™.

DURING THE YEAR WE RECEIVED KEY APPROVALS IN A NUMBER OF IMPORTANT JURISDICTIONS AND AS RECENTLY AS LAST WEEK WE RECEIVED APPROVAL FOR THE RELEASE OF *REEL POWER*™ IN NEVADA.

PLAYER PREFERENCES CONTINUED TO SHIFT TOWARDS LOW DENOMINATION GAMES. OVER 70% OF OUR NORTH AMERICAN GAMES PORTFOLIO IS MADE UP OF ONE CENT, TWO CENT AND FIVE CENT DENOMINATIONS.

OUR SYSTEMS BUSINESS, WHICH REPORTED A DISAPPOINTING PERFORMANCE IN 2003, REBOUNDED IN 2004 WITH REVENUE INCREASING BY 49% TO $36.5 MILLION AS WE ADDRESSED LEGACY ISSUES.

OUR SYSTEM IS NOW INSTALLED IN OVER 200 CASINOS IN THE UNITED STATES AND WE HAVE JUST STARTED TO ROLL OUT THE NEXT ENHANCEMENT, WHICH IS CALLED "PRIME".

THE SYSTEMS BUSINESS IS LIKELY TO REMAIN FLAT AS THE OVERALL MARKET IS RELATIVELY SATURATED. IN THE ABSENCE OF FURTHER JURISDICTIONS OPENING UP, GROWTH RATES FOR SYSTEMS ARE EXPECTED TO REMAIN MODEST. HOWEVER, SINCE THE APPROVAL OF OUR *PERSONAL BANKER*™ BONUS MODULE, WE HAVE A VERY COMPETITIVE SYSTEMS SOLUTION WHICH HAS RESULTED IN US CONTINUING TO SUCCESSFULLY SELL NEW SYSTEMS INTO THE MARKET.

OVERALL THE SIGNIFICANT MARGIN IMPROVEMENT IN THE NORTH AMERICAN MARKET – FROM 3.4% TO 28.7% - PRIMARILY REFLECTS BOTH THE INCREASING RECURRING REVENUE CONTRIBUTION AND THE CONTAINMENT OF OUR FIXED COST BASE.

TURNING TO THE CURRENT PERFORMANCE, WE ARE SEEING A CONTINUED MOMENTUM WITH STRONG GAME SALES VOLUMES, A FURTHER INCREASE IN THE INSTALLED BASE OF RECURRING REVENUE UNITS AND HIGHER AVERAGE REVENUE PER DAY.

RECURRING REVENUE PLACEMENTS IN THE FIRST HALF ARE HOWEVER EXPECTED TO BE LOWER THAN IN THE CORRESPONDING PRIOR PERIOD, WITH INSTALLATIONS SKEWED TOWARD THE SECOND HALF FOLLOWING THE MID-YEAR RELEASES OF OUR FIVE LATEST PARTICIPATION GAMES, *ZORRO*™[2], *PELE'S LEGENDARY GOALS*™, *AGASSI*™, *LOPEZ*™ AND *LOCO LOOT*™. THESE GAMES REMAIN SUBJECT TO REGULATORY APPROVAL AND WE ANTICIPATE RELEASING THE FIRST OF THESE LATER THIS MONTH.

WE INTEND TO CONTINUE TO DRIVE GROWTH IN OUTRIGHT SALES OF OUR SUCCESSFUL MK VI PLATFORM, WHICH IS STILL RELATIVELY NEW IN THE AMERICAN MARKET.

TURNING NOW TO JAPAN.

REVENUE FELL 6.6% TO $336.8 MILLION, FOLLOWING A RECORD 2003 WHEN SALES MORE THAN DOUBLED.

---

[2] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc

WE SUCCESSFULLY LAUNCHED TWO NEW GAMES DURING 2004, *DARUMA-NEKO*™ AND *KYOJIN-NO-HOSHI 2*™.

OUR NUMBER OF GAMES SOLD INCREASED BY 2% TO OVER 85,000 UNITS. HOWEVER HIGHER TRADE-INS AND INVENTORY PROVISIONING IMPACTED OUR MARGINS, WITH SEGMENT PROFIT DECLINING TO $78 MILLION.

A SIGNIFICANT PART OF OUR SUCCESS IS DUE TO OUR RELATIONSHIP WITH SAMMY CORPORATION AND I WOULD LIKE TO THANK THEM FOR THEIR CONTINUED SUPPORT DURING 2004.

LOOKING NOW AT SOME OF THE INTIATIVES WE ARE CURRENTLY PURSUING IN JAPAN AND OUR OUTLOOK FOR THE CURRENT YEAR.

WE LAUNCHED OUR LATEST REGULATION 4 GAME, *STREETFIGHTER 2*™, IN MARCH AND DELIVERY TO HALLS WILL COMMENCE IN JUNE.

WE REMAIN CONFIDENT ABOUT THE OVERALL JAPANESE RESULTS FOR THE FULL YEAR. HOWEVER, WE DO NOT INTEND RELEASING ANOTHER GAME UNTIL WELL INTO THE SECOND HALF OF THE YEAR. CONSEQUENTLY THE BULK OF OUR TOTAL SALES FOR THIS YEAR WILL COME IN THAT HALF.

A NEW GAMING REGULATION, KNOWN AS REGULATION 5, CAME INTO EFFECT ON 1 JULY LAST YEAR.

WE HAVE IN DEVELOPMENT A NUMBER OF REGULATION 5 COMPLIANT GAMES. WE ANTICIPATE SUBMITTING THE FIRST OF THESE TO THE REGULATORS LATER THIS YEAR AND, SUBJECT TO APPROVAL, WE INTEND RELEASING IT EARLY NEXT YEAR.

WE INTEND TO BUILD UPON OUR RELATIONSHIP WITH SAMMY CORPORATION AND LOOK FOR FURTHER OPPORTUNITIES OF CO-OPERATION.

WE ARE ALSO WORKING ON A NUMBER OF TECHNOLOGICAL DEVELOPMENTS WHICH WE HOPE WILL BENEFIT OUR WORLDWIDE BUSINESS, INCLUDING JAPAN.

WE ARE VERY AWARE OF THE VOLATILITY OF THE PACHISLO MARKET, PARTICULARLY AS THE MARKET TRANSITIONS TO REGULATION 5 AND WE ARE WORKING ON A NUMBER OF INITIATIVES TO REDUCE THE LEVEL OF VOLATILITY OF OUR RESULTS.

REVENUE DIVERSIFICATION IS ONE OF OUR GOALS AND WE ARE EXAMINING A NUMBER OF ALTERNATIVES IN THIS REGARD.

ONE OF THE DEVELOPMENTS WE ARE FOLLOWING WITH INTEREST IS THE POSSIBLE APPROVAL OF A TRIAL CASINO.

WE ATTENDED THE FIRST MEETING OF THE JAPANESE CASINO ASSOCIATION IN LATE 2004 AND EXHIBITED OUR CASINO STYLE PRODUCT FOR THE FIRST TIME IN JAPAN. THERE IS SPECULATION THAT A TRIAL CASINO COULD BE APPROVED AS EARLY AS 2007.

IN ALL OTHER MARKETS IN WHICH WE OPERATE, COMBINED REVENUE INCREASED BY 31% TO $146 MILLION.

IN PARTICULAR I AM VERY PLEASED WITH THE PROGRESS MADE IN RUSSIA AND MACAU, WHICH TOGETHER DROVE OVERALL GROWTH IN THIS SEGMENT.

IN RUSSIA, OUR PRODUCTS ARE PERFORMING WELL AND THIS IS FUELING ONGOING DEMAND.

HOWEVER, GREY IMPORTS OF OUR SECOND HAND PRODUCT IMPACTED ON THE RESULTS FOR THE YEAR AND THIS IS AN ISSUE WE ARE CURRENTLY ADDRESSING.

RECOGNISING THE IMPORTANCE AND GROWTH POTENTIAL OF THE RUSSIAN MARKET, WE COMMENCED A REVIEW OF OUR DISTRIBUTION ARRANGEMENTS TOWARDS THE END OF 2004 WITH A VIEW TO SIGNIFICANTLY STRENGTHENING OUR PRESENCE IN THIS MARKET.

LAST MONTH WE ANNOUNCED A NEW DISTRIBUTION ARRANGEMENT WITH SIA MEGAIMPEX, A MEMBER OF THE SMART GAMES GROUP OF COMPANIES, WHICH IS A LEADER IN THE RUSSIAN GAMING SECTOR.

FOLLOWING ALMOST 6 MONTHS DISRUPTION TO OUR RUSSIAN SUPPLY CHAIN, WE HAVE ALREADY SEEN POSITIVE RESULTS FROM OUR NEW DISTRIBUTION ARRANGEMENT. I EXPECT TO SEE FURTHER GROWTH IN THE CONTRIBUTION FROM THE RUSSIAN MARKET THROUGHOUT THE BALANCE OF 2005.

OUR SUCCESS IN MACAU WAS ALSO DRIVEN BY THE PERFORMANCE OF OUR PRODUCT.

AT THE SANDS CASINO, WHICH OPENED IN MAY LAST YEAR, WE NOW HAVE ALMOST 50% OF THE GAMING FLOOR.

OUR GAMES CONTINUE TO PERFORM EXCEPTIONALLY WELL IN MACAU AND THIS GIVES US CONFIDENCE THAT OUR PRODUCTS WILL BE SUCCESSFUL IN THIS AND OTHER ASIAN MARKETS AS THEY OPEN UP.

NEW ZEALAND WAS AGAIN DISAPPOINTING, WITH REVENUE DECLINING 28% TO $28.8 MILLION.

THIS WAS THE RESULT OF THE RESTRICTIVE LEGISLATIVE AND REGULATORY ENVIRONMENT, WHICH I BELIEVE WILL CONTINUE THROUGH 2005.

NOTWITHSTANDING THIS, OUR NEW ZEALAND BUSINESS HAS MADE MAJOR PROGRESS IN TWO IMPORTANT AREAS.

WE SUCCESSFULLY LAUNCHED THE *MK.VI*™ CONVERSION PACKAGE DURING THE YEAR.

ZORRO™[3] WAS LAUNCHED AND ACHIEVED PERFORMANCE STATISTICS THAT WERE BETTER THAN ANYWHERE ELSE IN THE WORLD.

SOUTH AFRICA RECORDED GROWTH IN UNIT SALES AND REVENUE, BUT THE TOTAL MARKET WAS ESSENTIALLY FLAT YEAR ON YEAR.

A LIMITED PAYOUT MARKET OPENED DURING 2004 IN WESTERN CAPE AND WE OBTAINED MORE THAN A 40% SHARE OF THAT MARKET.

---

[3] "Zorro" is a Registered Trade Mark owned by Zorro Productions, Inc.

IN SOUTH AMERICA REVENUE IMPROVED FROM JUST UNDER $6 MILLION TO JUST OVER $20 MILLION.

SOUTH AMERICAN REVENUE AND PROFITS IMPROVED AS A RESULT OF THE COLLECTIONS ON THE LEGACY CONTRACTS, AND AS WE IMPLEMENTED OUR LOW RISK DISTRIBUTION MODEL.

TURNING NOW TO THE INITIATIVES WE ARE PURSUING IN OUR OTHER MARKETS AND OUR OUTLOOK FOR 2005.

I SAID TO YOU LAST YEAR THAT WE WILL CONTINUE TO EXPLOIT NEW MARKET OPPORTUNITIES AS THEY ARISE.

OUR SUCCESS IN MACAU AND RUSSIA, WHICH I HAVE ALREADY MENTIONED, IS JUST THE BEGINNING OF OUR DRIVE INTO THESE NEW MARKETS.

OTHER EMERGING MARKETS IN ASIA ON WHICH WE ARE FOCUSING, INCLUDE SINGAPORE, THAILAND AND THE PHILIPPINES AND I AM OPTIMISTIC THAT, WITH OUR SUCCESS IN MACAU, WE ARE WELL POSITIONED FOR FURTHER GROWTH IN THAT REGION.

WE CONTINUE TO CLOSELY MONITOR DEVELOPMENTS IN THE UK MARKET, WHICH IS NOW EXPECTED TO OPEN IN 2007. HOWEVER THE MARKET POTENTIAL IN THE SHORT TERM IS EXPECTED TO BE LOWER THAN ORIGINALLY ANTICIPATED.

IN SOUTH AMERICA, SHORT TERM EARNINGS WILL BE IMPACTED BY LITIGATION SURROUNDING THE LEGACY CONTRACTS. I DO HOWEVER SEE GROWTH OPPORTUNITIES FOR US IN THIS REGION.

I WOULD NOW LIKE TO TALK ABOUT OUR CURRENT BUSINESS OBJECTIVES.

AUSTRALIA AND NEW ZEALAND WILL REMAIN SIGNIFICANT CONTRIBUTORS TO THE OVERALL GROUP. WHILST WE EXPECT LONGER TERM GROWTH IN THE PROFITABILITY OF BOTH OF THESE MARKETS, THEIR PERCENTAGE CONTRIBUTION TO THE

GROUP OVERALL WILL DECLINE AS OUR INTERNATIONAL OPERATIONS GROW.

NORTH AMERICA REPRESENTS A SIGNIFICANT OPPORTUNITY FOR US, PARTICULARLY AS IT MOVES FROM A STEPPER TO A VIDEO MARKET, WHERE OUR PRODUCT HAS PROVEN TO BE AMONGST THE BEST PERFORMING ON OPERATORS' FLOORS. WE WILL CAPITALISE ON OUR PRODUCT PERFORMANCE AND THE OVERALL CURRENT MOMENTUM WE HAVE.

WE HAVE NOW DEMONSTRATED THAT OUR MODEL IN JAPAN IS A SUSTAINABLE ONE. WHILE THERE IS SOME SHORT TERM UNCERTAINTY AS THE MARKET TRANSITIONS TO REGULATION 5, WE INTEND TO BUILD UPON THE SUCCESSFUL FORMULA WE HAVE DEVELOPED.

I AM CONFIDENT THAT JAPAN WILL REMAIN A MAJOR CONTRIBUTOR TO PROFITABILITY OVER THE LONGER TERM.

THE GLOBAL GAMING MARKET REMAINS IN ITS RELATIVE INFANCY.

WE ARE ALREADY SEEING HEIGHTENED ACTIVITY IN THE ASIAN REGION.

IN EUROPE, RUSSIA IS A KEY MARKET AND THERE ARE POSITIVE SIGNS FROM OTHER EASTERN EUROPEAN COUNTRIES.

WE WILL FOCUS ON ESTABLISHING SIGNIFICANT POSITIONS IN EACH OF THESE DEVELOPING MARKETS AS THEY EMERGE. I HAVE SET AMBITIOUS TARGETS FOR THESE NEW MARKETS AND THE EARLY SIGNS ARE POSITIVE, WITH MACAU BEING A PROMINENT EXAMPLE.

IN SHEER SIZE, EMERGING MARKETS REPRESENT THE MOST SIGNIFICANT OPPORTUNITY FOR SUSTAINABLE GROWTH OVER THE LONGER TERM.

RESEARCH AND DEVELOPMENT IS THE KEY TO OUR FUTURE. WE WILL CONTINUE TO INVEST TO ENSURE THAT OUR PRODUCTS ARE LEADING EDGE AND OUTPERFORM THOSE OF OUR COMPETITORS.

WE WILL CONTINUE TO CHALLENGE OURSELVES AS TO HOW WE CAN MAXIMISE THE EFFICIENCY AND THE EFFECTIVENESS OF OUR RESEARCH & DEVELOPMENT EXPENDITURE BUT WE WILL CONTINUE TO INVEST AT THE LEVEL REQUIRED TO MAINTAIN OUR COMPETITIVE ADVANTAGE.

I AM COMMITTED TO ENSURING ARISTOCRAT'S PRODUCT CONTINUES TO LEAD THE WORLD IN INNOVATION AND ENTERTAINMENT.

FINANCIAL CONTROL, RISK MANAGEMENT AND CORPORATE GOVERNANCE ARE THE VERY FOUNDATION OF OUR BUSINESS MODEL. WE WILL CONTINUE TO REVIEW OUR PROCESSES AND CONTROLS ON AN ONGOING BASIS TO ENSURE THAT WE REMAIN AT THE FOREFRONT OF BEST BUSINESS PRACTICE.

OUR FOCUS ON COST CONTROL AND OPERATIONAL EFFICIENCY WAS A KEY CONTRIBUTOR TO THE 2004 RESULT AND WE WILL CONTINUE TO DRIVE IMPROVEMENTS IN THIS AREA.

AT THE SAME TIME, I RECOGNISE THAT WE MUST ENSURE THAT WE INCREASE OUR INVESTMENT WHERE APPROPRIATE, SO WE ARE POSITIONED TO EXPLOIT OPPORTUNITIES AS THEY ARISE.

OVER THE PAST 12 MONTHS, WE HAVE APPOINTED HEAD OFFICE AND REGIONAL BUSINESS DEVELOPMENT EXECUTIVES WHO ARE DEDICATED TO ENSURING STRATEGIC OPPORTUNITIES ARE IDENTIFIED AND DEVELOPED.

WE ARE OPENING NEW OFFICES IN MACAU, OSAKA AND CAPE TOWN AND WILL CONTINUE TO REVIEW OUR OPERATIONS AS OPPORTUNITIES PRESENT THEMSELVES.

THERE IS SIGNIFICANT LONGER TERM GROWTH POTENTIAL FOR GAMING AROUND THE GLOBE. I AM DETERMINED THAT WE WILL CAPTURE A SIGNIFICANT SHARE OF THIS POTENTIAL AND I AM CONFIDENT THAT WE ARE WELL POSITIONED TO DO SO.

THE GROWTH FRAMEWORK PRINCIPLES THAT WE HAVE ADOPTED TO ACHIEVE THIS OBJECTIVE ARE AS FOLLOWS:

- WE WILL ADHERE TO OUR CORE COMPETENCIES

- WE WILL FOCUS ON ORGANIC GROWTH OPPORTUNITIES

- WE WILL CONTINUE TO FOLLOW OUR LOW RISK MODEL

- WE WILL NOT TAKE ON UNACCEPTABLE RISK IN PURSUIT OF DELIVERING A MARKET POSITION TARGET.

- WE WILL CONTINUE TO REVIEW STRATEGIC OPPORTUNITIES, INCLUDING ACQUISTIONS AND STRATEGIC RELATIONSHIPS.

BY ADOPTING THIS STRATEGY WE WILL ENSURE THAT WE MAXIMISE THE RETURNS FOR ALL STAKEHOLDERS IN THE COMPANY.

TURNING NOW TO THE OUTLOOK FOR 2005.

IN OVERALL TERMS I AM PLEASED WITH THE PROGRESS THE COMPANY MADE IN 2004 AND IN THE FIRST FOUR MONTHS OF 2005.

I HAVE ALREADY GIVEN SOME DETAILS OF THE OUTLOOK FOR OUR KEY MARKETS IN THIS PRESENTATION.

BASED ON PRELIMINARY, UNAUDITED YEAR TO DATE MANAGEMENT RESULTS FOR APRIL 2005 AND OUR CURRENT TRADING MOMENTUM, THE COMPANY EXPECTS TO REPORT A HALF YEAR PROFIT AFTER TAX FOR THE SIX MONTHS ENDING 30 JUNE 2005 IN THE RANGE OF $90 MILLION - $100 MILLION. THIS REPRESENTS AN IMPROVEMENT OF APPROXIMATELY 50% ON THE $63.3 MILLION REPORTED FOR THE CORRESPONDING PERIOD IN 2004.

THIS FORECAST INCLUDES A SMALL HALF YEAR COST IMPACT OF ADOPTING INTERNATIONAL ACCOUNTING STANDARDS. A NUMBER OF ITEMS ARE STILL SUBJECT TO FINALISATION AND MAY RESULT IN A CHANGE TO THIS QUANTUM OF IMPACT WHEN ACTUAL RESULTS ARE FINALISED.

THIS OUTLOOK IS DEPENDENT ON A NUMBER OF KEY ASSUMPTIONS INCLUDING CONTINUED SUCCESS IN NORTH AMERICA AND JAPAN AS WELL AS THE TIMING OF PRODUCT APPROVALS FROM REGULATORS.

IN CLOSING, I REITERATE MY APPRECIATION OF THE OUTSTANDING EFFORTS OF OUR STAFF IN ACHIEVEING THESE RESULTS AND THE SUPPORT MY SENIOR MANAGEMENT TEAM AND I HAVE RECEIVED FROM OUR BOARD AND FROM OUR SHAREHOLDERS.

I REMAIN COMMITTED TO THE CONTINUED GROWTH OF THE COMPANY IN THE MONTHS AND YEARS AHEAD.

I WILL NOW HAND OVER TO SIMON KELLY TO TAKE US THROUGH THE FINANCIAL DETAILS FOR 2004.

CHIEF FINANCIAL OFFICER – SIMON KELLY

THANK YOU PAUL...AND GOOD MORNING LADIES AND GENTLEMEN.

PRIOR TO THE RESOLUTION TO RECEIVE THE 2004 ACCOUNTS, I WOULD LIKE TO PROVIDE A BRIEF OVERVIEW OF ARISTOCRAT'S FINANCIAL RESULTS AND POSITION FOR LAST YEAR.

YOU WILL NOTE THAT WE HAVE INCLUDED A DETAILED FINANCIAL REPORT IN THE 2004 ANNUAL ACCOUNTS TO PROVIDE SHAREHOLDERS AND OTHER USERS WITH A BETTER UNDERSTANDING OF THE COMPANY'S FINANCIALS

PLEASE NOTE THAT THROUGHOUT MY PRESENTATION, REFERENCES TO 2003 RESULTS ARE PRE THE ONE-OFF ADJUSTMENTS WE ANNOUNCED LAST YEAR.

FIRSTLY, TURNING TO THE PROFIT AND LOSS ACCOUNT

TOTAL REVENUE INCREASED BY 12.5% TO A RECORD $1.15 BILLION.

THE GENERALLY STRONGER AUSTRALIAN DOLLAR, PARTICULARLY AGAINST THE US DOLLAR REDUCED THE REPORTED VALUE OF REVENUE.

HAD EXCHANGE RATES REMAINED AT PRIOR YEAR LEVELS, REVENUE WOULD HAVE BEEN APPROXIMATELY $48 MILLION HIGHER. TAKING THIS INTO ACCOUNT, REAL REVENUE GROWTH PERIOD ON PERIOD WAS 17.2%.

GROSS PROFIT IMPROVED BY 5.7 POINTS TO 48.6%, REFLECTING IMPROVED BUSINESS MIX, PRICING AND COST CONTROL. IN THE LAST THREE HALVES, GROSS PROFIT HAS IMPROVED FROM 44 TO 46 TO 51 PER CENT.

EXPENSES WERE DOWN 17.8%, PARTLY AS A RESULT OF FOREIGN EXCHANGE AND LOWER JAPANESE AGENTS' COMMISSIONS, BUT ALSO REFLECTING COST AND OPERATIONAL EFFICIENCY INITIATIVES.

EBIT AT $274.8 MILLION IS A $171 MILLION IMPROVEMENT ON THE PRIOR YEAR AND REPRESENTS 23.9% OF REVENUE.

THE EFFECTIVE TAX RATE IN THE CURRENT PERIOD WAS IMPACTED BY A $5.5 MILLION CHARGE DUE TO ADJUSTMENTS OF PRIOR YEAR TAX RETURNS RAISED BY AN OVERSEAS TAXATION AUTHORITY. EXCLUDING THE IMPACT OF THIS ADJUSTMENT, THE EFFECTIVE RATE WAS 33.4%.

THE IMPROVEMENT IN EBIT, COMBINED WITH A REDUCTION IN INTEREST EXPENSE ON LOWER NET BORROWINGS, HELPED PUSH PROFIT AFTER TAX TO A $120 MILLION IMPROVEMENT. THE 2004 RESULT OF $174.7 MILLION REPRESENTS OVER DOUBLE THE PREVIOUS RECORD PROFIT REPORTED IN 2001.

THE RESULT DID BENEFIT FROM THE RECOVERY OF APPROXIMATELY $8 MILLION BEFORE TAX OF PREVIOUSLY DEFERRED REVENUE ON SOUTH AMERICAN LEGACY CONTRACTS. FURTHER COLLECTION ON THESE CONTRACTS REMAINS SUBJECT TO LEGAL ACTION.

PAUL ONEILE HAS ALREADY PROVIDED A DETAILED OVERVIEW OF THE PERFORMANCE OF EACH OF OUR KEY BUSINESSES.

THIS CHART DEMONSTRATES HOW THE OVERALL MIX OF PROFIT CONTRIBUTIONS FROM EACH OF THE BUSINESSES HAS CHANGED OVER THE PAST 12 MONTHS.

THE CHART TO THE LEFT SHOWS THE MIX OF EARNINGS IN 2003 WHILE THAT ON THE RIGHT SHOWS THE MIX IN 2004. YOU CAN SEE THAT THERE HAS BEEN A SIGNIFICANT SHIFT YEAR-ON-YEAR. PROFIT CONTRIBUTIONS THIS YEAR ARE MUCH MORE CLOSELY ALIGNED WITH REVENUE CONTRIBUTIONS THAN THEY WERE IN 2003.

WHILE JAPAN REMAINS A VERY IMPORTANT AND SIZEABLE CONTRIBUTOR TO THE GROUP, OUR OVERALL RELIANCE ON THIS ONE REGION HAS DIMINISHED CONSIDERABLY. THE NORTH AMERICAN BUSINESS NOW REPRESENTS THE LARGEST SINGLE CONTRIBUTOR TO GROUP RESULTS.

WE NOW ESSENTIALLY HAVE 3 BUSINESSES WHICH GENERATE 86% OF OUR TRADING PROFITS WITH OTHER REGIONS INCREASING THEIR OVERALL CONTRIBUTION TO 14%. INTERNATIONAL BUSINESSES NOW REPRESENT 70% OF TRADING PROFITS, UP FROM 59%.

IN SUMMARY, WE HAVE SEEN A SUBSTANTIAL SHIFT IN THE CONTRIBUTION OF OUR INTERNATIONAL BUSINESSES TO THE OVERALL GROUP. THE MORE BALANCED PORTFOLIO OF OUR GLOBAL OPERATIONS MEANS THAT TODAY WE ARE LESS RELIANT ON ANY ONE MARKET THAN WE HAVE EVER BEEN.

TURNING NOW TO WORKING CAPITAL.

ONE OF THE MAJOR ACHIEVEMENTS DURING 2003 WAS THE REDUCTION IN WORKING CAPITAL AND STRONG CASH FLOW GENERATION. I AM PLEASED TO REPORT THAT WE HAVE CONTINUED TO IMPROVE UPON THOSE ACHIEVEMENTS DURING 2004.

THIS CHART SHOWS OVERALL WORKING CAPITAL TO REVENUE MEASURED ON A PRECEEDING 12 MONTHS BASIS OVER THE LAST 4 YEARS.

OVERALL WORKING CAPITAL TO REVENUE FELL FROM 10.9% AT THE END OF 2003 TO 9.3% AT 31 DECEMBER 2004. THIS IS ALSO A MARGINAL IMPROVEMENT ON THE 9.6% WE REPORTED AT THE HALF YEAR. YOU CAN SEE HERE THAT THIS REPRESENTS A SIGNIFICANT AND SUSTAINED IMPROVEMENT ON THE 30-40% RUN RATE OF 2002 AND BEFORE.

WHILE WE WILL CONTINUE TO ENSURE THAT WE CLOSELY MANAGE WORKING CAPITAL, THE SCOPE FOR FURTHER IMPROVEMENT IS LIMITED AS THE PROPORTION OF OUR INTERNATIONAL BUSINESSES INCREASES AND AS WE CONTINUE TO PURSUE VALUE ADDED SERVICE SALES IN AUSTRALIA.

SPECIFICALLY, IN INTERNATIONAL MARKETS, WE GENERALLY EXPERIENCE LESS FAVOURABLE TRADING TERMS THAN IN AUSTRALIA, AND OUR INTERNATIONAL SALES GROWTH MEANS INCREASED FUNDS TIED UP IN OUR GLOBAL SUPPLY CHAIN.

I WOULD NOW LIKE TO TALK ABOUT CASH FLOW AND CAPITAL MANAGEMENT.

IMPROVED PROFITABILITY COUPLED WITH TIGHT WORKING CAPITAL MANAGEMENT HAS RESULTED IN A SUBSTANTIAL IMPROVEMENT IN CASH FLOW.

THIS CHART SHOWS OPERATING CASH FLOW OVER THE LAST 4 YEARS.

OVER THAT PERIOD CASH FLOW HAS INCREASED FROM A NET OUTFLOW IN 2001 TO A $250 MILLION INFLOW IN 2004. IN FACT OVER THE PAST TWO YEARS, THE COMPANY HAS GENERATED $450 MILLION OF CASH.

THIS STRONG CASH GENERATION HAS RESULTED IN SUBSTANTIAL CASH ON HAND AT YEAR-END - $286 MILLION, EXCEEDING DEBT BY SOME $120 MILLION. WE ALSO RETAIN SUBSTANTIAL UNDRAWN BANK FACILITIES.

GIVEN OUR STRONG CASH FLOWS AND FINANCIAL POSITION, WE HAVE CONTINUED TO PROACTIVELY EVALUATE AND INITIATE CAPITAL MANAGEMENT OPPORTUNITIES.

FROM AN OVERALL STRATEGIC CAPITAL MANAGEMENT PERSPECTIVE, OUR OBJECTIVES ARE TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY STRATEGIC OPPORTUNITIES.

TAKING THIS INTO ACCOUNT, AS THE CHAIRMAN HAS ALREADY MENTIONED, WE HAVE ANNOUNCED A NUMBER OF CAPITAL MANAGEMENT INITIATIVES OVER THE PAST YEAR:

- AT THE TIME OF THE HALF YEAR RESULTS, WE ANNOUNCED AN ON-MARKET SHARE BUYBACK PROGRAM OF UP TO $100 MILLION. TO DATE JUST OVER 30% OF THIS BUYBACK HAS BEEN COMPLETED AT AN AVERAGE PRICE OF $9.15 PER SHARE. OUR BUYBACK STRATEGY IS TO ENSURE IT IS EPS ACCRETIVE AND THAT WE ARE "MOPPING UP VOLUME" RATHER THAN "PROPPING UP" THE SHARE PRICE.

- IN DECEMBER, WE CALLED FOR REDEMPTION OF OUR US DOLLAR CONVERTIBLE BONDS. THIS REDEMPTION REMAINS SUBJECT TO LEGAL PROCEEDINGS.

- AT THE TIME OF THE FULL YEAR RESULTS, WE ANNOUNCED OUR INTENTION TO RETURN 21 CENTS PER SHARE OR APPROXIMATELY $100 MILLION TO SHAREHOLDERS VIA A CAPITAL RETURN. THIS RETURN REMAINS SUBJECT TO AUSTRALIAN TAX OFFICE APPROVAL IN ADDITION TO THE SHAREHOLDER APPROVAL BEING SOUGHT IN RESOLUTION 6 OF TODAY'S FORMAL BUSINESS.

- FINALLY, THE 2004 DIVIDEND PAYOUT AMOUNTED TO 8 CENTS PER SHARE, AN INCREASE FROM 6 CENTS IN THE PRIOR YEAR. THESE DIVIDENDS WERE UNFRANKED AS THE COMPANY HAD LIMITED FRANKING CREDITS.

AS WE HAVE NOW UTILISED OUR AUSTRALIAN TAX LOSSES, WE DO HOWEVER EXPECT TO RECOMMENCE FRANKING FOR THE 2005 INTERIM DIVIDEND. THEREAFTER, THE PROSPECT OF FRANKING IS POSITIVE, ALTHOUGH THE MIX OF OVERSEAS EARNINGS MEANS IT IS NOT POSSIBLE TO RELIABLY ESTIMATE THE EXTENT OF FRANKING GOING FORWARD.

IT IS ALSO WORTH NOTING THAT STANDARD AND POOR'S, IN RECENTLY UPGRADING THE COMPANY'S CREDIT RATING TO DOUBLE B PLUS (BB+), HAVE RECOGNISED THE STRONG OPERATIONAL AND FINANCIAL POSITION OF THE COMPANY.

WE ARE CONFIDENT THAT THE INITIATIVES I HAVE JUST OUTLINED, LEAVE THE COMPANY WITH AMPLE FINANCIAL FLEXIBILITY AND ARE CONSISTENT WITH OUR OVERALL CAPITAL MANAGEMENT OBJECTIVES.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR COMPARED WITH 2003.

EBIT OF $274.8 MILLION EXCEEDS THE 2003 RESULT BY $171 MILLION, OR 165%.

WE HAVE FURTHER IMPROVED ON THE WORKING CAPITAL/REVENUE RATIO, WHICH STANDS AT 9.3%.

OPERATING CASH FLOW AT $250 MILLION OR 21.8% OF REVENUE IS VERY HEALTHY AND THE OUTLOOK REMAINS POSITIVE.

OUR CASH ON HAND EXCEEDS OUR DEBT BY $120 MILLION, A $190 MILLION IMPROVEMENT OVER THE YEAR.

OUR GEARING AND DEBT COVERAGE RATIOS ARE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY IS A VERY SUBSTANTIAL 46.7%.

EARNINGS PER SHARE IMPROVED 25.1 CENTS OR OVER 200% TO 36.8 CENTS.

IN SUMMARY, AS YOU CAN SEE HERE, THE STRONG OPERATING PERFORMANCE IN THE YEAR HAS ENABLED THE COMPANY TO FURTHER STRENGTHEN ITS FINANCIAL POSITION.

THESE KEY PERFORMANCE INDICATORS NOT ONLY REPRESENT THE BEST RESULTS THAT THE COMPANY HAS EVER RECORDED,

BUT ALSO COMPARE VERY FAVOURABLY WITH OUR INTERNATIONAL GAMING PEERS.

TODAY, THE COMPANY IS IN A VERY STRONG OPERATIONAL AND FINANCIAL POSITION AND WE WILL LEVERAGE THIS STRENGTH AS WE DRIVE SHAREHOLDER VALUE THROUGH BOTTOM LINE RESULTS AND BALANCE SHEET MANAGEMENT.

THANK-YOU VERY MUCH LADIES AND GENTLEMEN, I WILL NOW HAND BACK TO THE CHAIRMAN.



4 May 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of initial substantial holding in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley

Company Secretary

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of *itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 7 pages annexed to this* notice and marked "A".

1. Details of substantial holder(1)

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 03/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Fully Paid Shares	23,921,924	23,921,924	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	23,661,080 Ordinary Fully Paid Shares
ANZ Executors & Trustee Company Limited ("**ANZET**")	Registered Holder	260,844 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder [8]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ING Life Limited	11,957,160 Ordinary Fully Paid Shares
		ANZ Managed Investments Limited	3,280,924 Ordinary Fully Paid Shares
		ANZ Life Assurance Company Limited	476,939 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	1,953,151 Ordinary Fully Paid Shares
	ANZET	Various Estates and Private Clients	260,844 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	5,992,906 Ordinary Fully Paid Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration [9]		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	02/01/05	$356,055.55	Not applicable	32,534 Ordinary Fully Paid Shares
	04/01/05	Not applicable	Not applicable	81,329 Ordinary Fully Paid Shares
	05/01/05	Not applicable	Not applicable	104,700 Ordinary Fully Paid Shares
	11/01/05	Not applicable	Not applicable	123,930 Ordinary Fully Paid Shares
	12/01/05	Not applicable	Not applicable	237,238 Ordinary Fully Paid Shares
	13/01/05	Not applicable	Not applicable	130,216 Ordinary Fully Paid Shares
	14/01/05	Not applicable	Not applicable	212,519 Ordinary Fully Paid Shares
	17/01/05	Not applicable	Not applicable	22,800 Ordinary Fully Paid Shares
	21/01/05	Not applicable	Not applicable	16,750 Ordinary Fully Paid Shares
	14/02/05	Not applicable	Not applicable	14,700 Ordinary Fully Paid Shares
	19/04/05	Not applicable	Not applicable	30,300 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley

Capacity Secretary

Sign here

Date 4 May 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred
to in the form 603 Notice of initial substantial holder

Signed by me and dated 4 May 2005

....

John Priestley – Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/5/54
Australia	Alliance Holdings Limited		1	9/8/56
American Samoa	Amerika Samoa Bank Inc.		21	26/5/78
Australia	ANZcover Insurance Pty Ltd		1	24/4/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/4/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/7/94
USA, New York	ANZ BGH LLC		30	25/5/2004
Australia	ANZ Capel Court Limited		1	22/4/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (87.5% owned by ANZ Capel Court Limited - 12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/1/85
Australia	Capel Court Management Limited		1	1/7/59
Australia	ANZ Capital Funding Pty Ltd		1	11/8/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/9/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (98 % owned by ANZ - 2% owned by ANZ Funds Pty Ltd)		30	19112004
Australia	ANZ Commodity Trading Pty Ltd		1	3/5/01
Australia	ANZ Custodians Pty Ltd		1	9/5/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/8/83
Australia	ANZ Executors & Trustee Company Limited		1	17/3/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/5/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/5/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/7/94
Australia	ANZ Funds Pty. Ltd.		1	13/3/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/4/87

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZ Jackson Funding plc		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/3/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/2/88
New Zealand	Arawata Investments Limited		36	17/7/64
New Zealand	Arawata Finance Limited		36	10/6/81
New Zealand	Amberley Investments Limited	50%	36	10/3/03
New Zealand	Burnley Investments Limited		36	27/6/02
New Zealand	Whitelaw Investments		32	26/6/02
New Zealand	Cortland Finance Limited		36	24/8/00
Cayman Islands	Gold Liquid Investments Limited		9	17/8/00
New Zealand	Culver Finance Limited		36	26/4/01
United States	ThreeStarz Corporation	65%	24	3/8/01
New Zealand	Sefton Finance Limited		36	7/2/03
New Zealand	Arawata Holdings Limited		36	2/8/85
New Zealand	Harcourt Corporation Limited		36	27/6/85
New Zealand	Airlie Investments Limited		36	15/5/02
New Zealand	Nerine Finance No 2	65%	2	14/6/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/6/01
New Zealand	Harcourt Investments Limited		36	24/7/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/2/73
New Zealand	Arawata Securities Limited		36	13/8/85
New Zealand	Arawata Assets Limited		36	4/5/90
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Endeavour Equities Limited		36	8/12/00
New Zealand	Endeavour Finance Limited		36	24/9/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	37	9/11/01
New Zealand	Tui Endeavour Limited		36	10/7/92
New Zealand	Endeavour Securities Limited		36	24/9/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/9/48
New Zealand	Alos Holdings Limited		36	12/6/87
New Zealand	NBNZ Finance Limited		36	15/6/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95
New Zealand	Nationwide Mortgage Brokers Limited		36	20/8/98
New Zealand	NBNZ Holdings Limited		36	7/3/89
New Zealand	Abbey Life Limited		36	27/6/68
New Zealand	BHI Investments Limited		36	13/9/85
British Virgin Is	CBC Finance Limited		33	31/8/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	NBNZ Investment Services Limited		36	21/4/04
New Zealand	NBNZ Life Insurance Limited		36	26/5/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/6/76
New Zealand	Salient Holdings		36	17/3/99
New Zealand	Salient Holdings No. 2		36	25/6/99
New Zealand	South Pacific Merchant Finance Limited		36	14/7/72
New Zealand	Argitis Holdings Limited		36	20/4/88
New Zealand	Moginic Holdings Limited		36	11/9/80
New Zealand	Repton Group Limited		36	14/4/94
New Zealand	Eventide Holdings Limited		36	14/4/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/3/72
New Zealand	Control Nominees Limited		36	30/7/83
New Zealand	Southpac Securities Limited		36	27/7/73
New Zealand	Southpac Trusts Limited		36	26/7/82
New Zealand	Trillium Holdings Limited		36	17/3/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/4/38
New Zealand	Truck Leasing Limited		36	14/2/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/6/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		36	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited *(in Liquidation)* (95% owned by ANZ Funds Pty Ltd – 5% owned by ANZ)		26	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited		16	10/10/72
Hong Kong	ANZ Asia Limited		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/9/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by each of ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/2/87
Singapore	ANZCOVER Pte. Ltd.		15	9/5/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/7/00
Singapore	Torridon Pte Ltd		14	5/8/97
India	ANZ Information Technology Pvt Limited		8	7/6/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/9/98
Kiribati	Bank of Kiribati Ltd	75%	23	30/8/84
Australia	Binnstone Traders Pty Limited		1	29/4/69
Australia	Deori Pty Ltd		1	13/4/99
England	Jackson Funding Limited		13	5/11/04
Australia	LFD Limited (74.94 % owned by ANZ Funds - 25.06% owned		1	29/10/52

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
	by ANZ)			
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/4/37
England	Minerva Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	5/4/83
England	ANZEF Limited (1 share owned by Brandts Nominees Limited*)		13	1/1/34
England	ANZEF Leasing No. 1 Limited		13	17/8/89
England	ANZEF Leasing No. 2 Limited (0.01% owned each by Brandts Nominees Limited & Minerva Holdings Limited*) (0.39% owned by Citybank International PLC, 0.61% owned by Schroder Investments Co Ltd)	99%	13	18/1/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Emerging Markets Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share owned by Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share owned by Brandts Nominees Limited*)		13	11/4/83
England	ANZ Leasing (No. 2) Ltd (0.01% owned by Gareth Campbell*)		13	19/6/73
USA, New York	ANZ Securities Inc.		12	7/4/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (50% owned by each of Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/3/52
England	Brandts Nominees Limited (90% owned by Minerva Holdings Limited - 10% owned by Gareth Campbell*)	90%	13	22/2/34
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited*)		25	21/7/00
England	Minerva Nominees Limited (66.67 % owned by Minerva Holdings Limited - 33.33% owned by Brandts Nominees Limited*)		13	20/5/38
England	Minerva Nominees (No.2) Limited (99% owned by Minerva Holdings Limited - 1% owned by Brandts Nominees Limited*)		13	18/7/67
Cayman Islands	Nichelle Limited		9	26/3/04
New Zealand	Norway Funds Limited		36	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/9/91
Australia	Votraint No. 1103 Pty Limited		1	8/5/98
Australia	ANZ General Partner Pty Ltd		1	21/9/01
Australia	ANZ Holdings Pty Ltd		1	14/7/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/6/85
Australia	530 Collins Street Property Trust		1	?
Australia	ANZ Investments Pty Ltd		1	14/7/77
Jersey	ANZ Jersey Limited (50% owned by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/4/83

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/1/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/2/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/2/59
USA, New York	ANZ Limited Partnership (98.9% owned by ANZ – 1.09% owned by ANZ Realty Holdings (USA) Inc)		12	21/3/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/7/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/9/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/9/81
England	ANZ Pensions (UK) Limited (1 share owned by Brandts Nominees Limited*)		13	25/7/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/3/68
Australia	Weelya Pty. Ltd.		1	20/5/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/7/91
Australia	ANZ Rewards Pty Ltd		1	21/5/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/5/98
Australia	ANZ Rural Products Pty Ltd		1	8/6/01
Australia	ANZ Securities (Holdings) Limited		1	6/5/70
Australia	ANZ Futures Pty Ltd		1	15/8/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
New Zealand	ANZ Securities (New Zealand) Limited		36	19/3/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/9/90
USA, New York	ANZ Securities (USA) Inc		12	16/9/87
Australia	ANZ Securities Limited		1	20/6/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/1/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/1/80
Australia	ANZ Underwriting Limited		1	28/6/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/2/01
Australia	Tradecentrix Pty Limited		1	18/1/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/5/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/4/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/9/03
Australia	Bellinz Pty Ltd		1	29/4/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/7/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/6/97
Australia	Ecomel Pty. Limited		1	3/2/87

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Elgeba Pty. Limited		1	3/2/87
Australia	E S & A Holdings Pty Ltd		1	14/7/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/8/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/6/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/9/83
Australia	Asset Rentals Pty Ltd		1	29/4/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/2/87
Australia	Claric 246 Pty Ltd		1	13/6/90
Australia	P L Lease Management Pty Ltd		1	3/5/91
Australia	Loan Service Centre Pty Limited		1	18/6/90
Australia	Mercantile Credits Pty Ltd		1	11/7/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/7/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/9/83
Australia	Tovepool Pty Ltd	50%	1	28/8/89
Australia	FCA Finance Pty. Limited		1	29/4/58
Australia	Analed Pty. Ltd.		1	26/6/73
Australia	Crebb No 6 Pty Ltd (50% owned by each of Analed Pty Ltd & ANZ National Bank Limited)		1	15/6/01
Australia	G-BNWF Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/5/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/8/88
Australia	JIKK Pty Ltd		1	8/5/98
New Zealand	NBNZ Holdings Limited		31	7/3/89
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/8/74
Australia	NMRB Pty Ltd		1	14/2/86
Australia	NMRSB Pty Ltd		1	21/4/90
Indonesia	PT ANZ Panin Bank	85%	20	5/9/90
Fiji	Quest Limited (50% owned by each of ANZ & ANZ Funds Pty Ltd)		29	9/1/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*		-	24/5/51
England	The London Bank of Australia *(In Liquidation)*		-	1/1/1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	?
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/9/03

* Held as bare nominee - no beneficial ownership

Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 6th Floor, Royal Group Building, 246 Preah Monivong Blvd, Phnom Penh, Cambodia

5 Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 – 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 10, 2 Hunter Street, Wellington, New Zealand

37 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

This is the Annexure of 18 pages marked "B" referred to in the form 603
Notice of initial substantial holder

Signed by me and dated 4 May 2005
John William Priestley – Secretary
Australia and New Zealand Banking Group Limited

LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 86793111

30 April 2002
Ref: JFS/THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. *AGREEMENT TO BUY AND SELL THE SALE SHARES*

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 *Property, Title and Risk*

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) Instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director / ~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	[signature]
	Signature of attorney
[signature]	Noelle Wooden
Signature of witness	Name
[handwritten name]	
Name	Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 2
(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002
Ref: JFS:THC:12852952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 **Counterparts**

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 **Amendments**

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 **Merger**

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 **Assignments**

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 **Consents**

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 **Waiver**

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 **No representation or reliance**

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 **Frustrated Contracts Act**

The provisions of the *Frustrated Contracts Act (NSW) 1978* shall not apply to this document.

5.13 **Specific performance and injunctive relief**

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 **Contra proferentum**

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 **GST**

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 **Attorneys**

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"**Completion**" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"**Consideration Shares**" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"**Encumbrance**" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"**GST Law**" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"**Implementation**" has the meaning given to it in the Implementation Deed.

"**Implementation Date**" has the meaning given to it in the Implementation Deed.

"**Implementation Deed**" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"**SaleCo**" has the meaning given to it in the recitals.

"**Sale Shares**" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Name

Signature of director/secretary

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

David B Valentine

Name

Signature of director/~~secretary~~

STEPHEN GREEN

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Michael Harris

Name

Signature of attorney

Narelle Wooden

Name

Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 3
(ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 77? (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,?30 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 **Attorneys**

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,81[illegible] fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness	Signature of attorney
	Narelle Wooden
Name	Name
	Date of power of attorney

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	477,357,844	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,600,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 6 May 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 6 May, 2005	
Number & Class of Securities	(a) 20,000 ordinary shares; (b) 50,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $5.9531 per share; (b) $6.0105 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 5 May, 2005; (b) 6 May, 2005;

Please note that since the last Appendix 3B, 893,458 shares have been cancelled under the Buy Back Scheme. Appendix 3E's have been lodged for these movements.

(4/Ar 05)

ASIC registered agent number 18071

lodging party or agent name Aristocrat Leisure Ltd

office, level, building name or PO Box no.

street number & name 71 Longueville Rd.

suburb/city Lane Cove state/territory NSW postcode 2066

telephone (02) 9413-6643

facsimile (02) 9420-1352

DX number suburb/city

ASS. ☐ REQ-A ☐ CASH. ☐ REQ-P ☐ PROC. ☐



Australian Securities & Investments Commission

Notification of
resolution

form 205

Corporations Act 2001
Regulation 1.0.12

Company name Aristocrat Leisure Limited

ACN 002 818 368

Subject(s) of the resolution

(tick boxes which apply)

Section	Subject	Tick	Code
157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☑	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/creditors	☐	AH
	other	☐	R

section number

brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 3/5/05

The resolution ☐ set out below
☑ in the attached annexure marked "A" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name John Cary-Gregg capacity Secretary.

sign here [signature] date 10/5/05

"Annexure "A"

This is the annexure of 51 pages marked "A" and referred to in the Australian Securities and Investments Commission Form 205 for Aristocrat Leisure Limited ACN 002 818 368 dated 10 May 2005.



Company Secretary

The Resolution

It was RESOLVED as a special resolution that the Constitution in the form produced at the meeting and signed by the Chair for the purposes of identification be approved and adopted to replace the existing Constitution (previously called the Memorandum and Articles of Association) of the Company, with effect from the date upon which the Directors announce to the Australian Stock Exchange that the Company has received any necessary approvals from regulatory authorities or legislative bodies.

ARISTOCRAT LEISURE LIMITED

ABN 44 002 818 368

CONSTITUTION



Company Secretary

CONTENTS OF CONSTITUTION

Corporations Act 2001

Constitution

of

Aristocrat Leisure Limited

ABN 44 002 818 368

A Company Limited by Shares

1. Preliminary

Definitions

1.1 The following words have these meanings in this Constitution unless the contrary intention appears:

Alternate Director means a person appointed as an alternate Director under clause 14.8;

ASTC has the meaning given to it in the Listing Rules;

ASX means Australian Stock Exchange Limited;

ASX Market Rules means the Market Rules of ASX;

Auditor means the appointed auditor of the Company;

CHESS means Clearing House Electronic Subregister System;

CHESS Approved Securities means securities of the Company which are subject to the CHESS Rules;

CHESS Rules means the ASTC Settlement Rules and the provisions of the Corporations Act, Listing Rules, ASX Market Rules and ACH Clearing Rules concerning the electronic share registration and transfer system;

CHESS Subregister has the meaning given to it in the CHESS Rules;

Company means Aristocrat Leisure Limited;

Constitution means this constitution, as amended from time to time, and a reference to a particular clause means a clause of this Constitution;

Controller has, in relation to a Restriction Agreement, the meaning given to it in the Listing Rules;

Corporate Records means:

(a) all written communication to the Directors from the Company and any subsidiary including, but not limited to, monthly management reports, board papers, submissions, minutes, letters, memoranda, board sub-committee papers and other documents made available to the Directors or referred to in any of the above documents;

(b) periodic and management accounts, forecasts and budgets;

(c) corporate and tax returns, statutory registers and records,

of the Company and any subsidiary;

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time;

Director means a person holding office as a director of the Company, and where appropriate includes an Alternate Director;

Directors means all or some of the Directors acting as a board;

Executive Director means a person appointed as an executive Director under clause 14.29 (other than the Managing Director);

Gaming Authority means all government authorities and the National Indian Gaming Commission of the United States, or other aboriginal or tribal authority, which issues or grants any Licence or approval, or admits persons to any roll or list, necessary or appropriate for the lawful operation of gaming and related businesses now or at any time in the future engaged in by the Company or its subsidiaries;

Gaming Laws means the laws, regulations and administrative declarations made by a government or Gaming Authority in any jurisdiction in which the Company or any of its subsidiaries operates from time to time or has lodged an application to operate which has not been withdrawn;

Licence means a licence or other regulatory approval (including without limitation admission to a roll or list) necessary for the lawful operation of gaming and related businesses now or in the future engaged in by the Company or any subsidiary in any jurisdiction issued or given by a Gaming Authority;

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Managing Director means a person appointed as a managing director under clause 14.29;

Marketable Parcel has the meaning given to it in the ASX Market Rules;

Officer has the meanings given in clauses 12.25 and 23 respectively;

Prescribed Interest Rate means the rate determined by the Directors for the purpose of this Constitution, and in the absence of such a determination means 8.75% per annum;

Register means the register of shareholders of the Company and includes a branch register or CHESS Subregister;

Registered Office means the registered office of the Company;

Representative means a person appointed to represent a corporate Shareholder at a general meeting of the Company in accordance with the Corporations Act;

Restricted Security has the meaning given to it in the Listing Rules;

Restriction Agreement means a restriction agreement between the Company, a Shareholder and, if relevant, a Controller under the Listing Rules;

Secretary means a person appointed to perform the duties of secretary of the Company;

Shareholder means a person entered in the Register as a holder of shares in the capital of the Company;

Small Shareholder means a Shareholder in whose name the number of shares is less than a Marketable Parcel.

Interpretation

1.2 In this Constitution, unless the contrary intention appears:

(a) words importing any gender include all other genders;

(b) the word person includes a firm, a body corporate, an unincorporated association or an authority and vice versa;

(c) the singular includes the plural and vice versa;

(d) a reference to a law includes regulations and instruments made under the law; and

(e) a reference to a law or a provision of a law, includes amendments, re-enactments or replacements of that law or the provisions;

(f) a reference to writing, written matter, notice, service, notification, sending, communicating, executing or signing or other act are to be interpreted broadly to include electronic format and electronic communication and authorisation of such communication (except where contrary to law or the Listing Rules); and

(g) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

1.3 Unless the contrary intention appears in this Constitution, an expression has, in a provision of this Constitution that deals with a matter dealt with by a particular provision of the Corporations Act or the Listing Rules or the Gaming Laws, the same meaning as in that provision of the Corporations Act or Listing Rules or Gaming Laws.

1.4 Headings are inserted for convenience and do not affect the interpretation of this Constitution.

Application

1.5 (a) A reference to the Listing Rules, the CHESS Rules and ASX in this Constitution (including any obligation on the Company, the Shareholders or the Directors to comply with the Listing Rules or the CHESS Rules) has effect if, and only if, at the relevant time the Company is admitted to the official list of ASX.

(b) For the purposes of this Constitution, if the provisions of:

(i) the Corporations Act and the Listing Rules;

(ii) the Corporations Act and the CHESS Rules; or

(iii) the Corporations Act and this Constitution,

conflict on the same matter, the provisions of the Corporations Act prevail.

(c) A reference to the Listing Rules or the CHESS Rules is to the Listing Rules or the CHESS Rules in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

Replaceable Rules not to apply

1.6 The replaceable rules of the Corporations Act do not apply to the Company.

Primacy of Listing Rules

1.7 If the Company is admitted to the official list of ASX, the following clauses apply:

(a) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision, to the extent of the inconsistency.

Other securities

1.8 The provisions of this Constitution apply, to the extent applicable, to other securities of the Company including as if all references to "shares" and "Shareholders" were to "securities" and "securityholders" respectively.

Preservation

1.9 The adoption of this Constitution does not prejudice any act or omission under or in relation to the earlier articles of association or memorandum or constitution and all acts done or appointments made continue unaffected.

2. Share capital and variation of rights

Directors to issue shares

2.1 The Directors control the issue of shares in the capital of the Company . The Directors may issue shares to such persons at such times and on such terms and conditions and having attached to them such preferred, deferred or other special rights, obligations or restrictions, whether with regard to dividend, voting, return of capital, payment of calls or otherwise, as the Directors think fit.

2.2 The Directors have the right to grant to any persons options or other securities with rights of conversion to shares for any consideration and for any period.

2.3 The Directors may not issue any shares in the Company to any person if:

(a) the issue would have the effect of transferring a controlling interest in the Company in breach of the Corporations Act or Listing Rules, unless the Company in general meeting has approved the issue in accordance with any requirements of the Corporations Act or Listing Rules; or

(b) the Directors are aware that the issue would result in a contravention by the Company or a subsidiary of the provisions of the Gaming Laws.

2.4 (DELETED).

Variation of rights

2.5 If the share capital is divided into different classes of shares, the rights attached to a class may be varied or cancelled in accordance with the Corporations Act, the Listing Rules and the terms of issue of that class of shares.

2.6 The provisions of this Constitution relating to general meetings apply so far as they are capable of application and with the necessary changes to every separate meeting of the holders of a class of shares except that:

(a) a quorum is constituted by two persons entitled to vote on the matter; and

(b) any holder of shares of the class, present in person or by proxy, or attorney or Representative appointed under clause 11.1 may demand a poll.

2.7 (a) Subject to clause 2.7(b), the rights conferred on the holders of the shares of any class are not deemed to be varied by the creation or issue of further shares or the conversion of existing shares to shares ranking equally with the first mentioned shares unless otherwise:

(i) expressly provided by the terms of issue of the first-mentioned shares; or

(ii) required by the Corporations Act.

(b) Where shares are preference shares, the rights conferred on the holders of the preference shares of a class are deemed to be varied by the creation or issue of further shares (or the conversion of existing shares) to shares ranking equally with the first-mentioned shares unless expressly provided to the contrary by the terms of issue of the first-mentioned preference shares.

Adjustments

2.8 The Directors may do anything which they consider desirable to give effect to any resolution or other action authorising or effecting the alteration of the share capital of the Company or the variation or abrogation of rights attaching to any class of shares or to adjust the rights of all parties and, in particular, may (without limitation):

(a) round or disregard any fraction of shares or any fractional entitlement;

(b) sell fractions of shares or fractional entitlements and distribute the proceeds of sale;

(c) issue any fractional certificate required; and

(d) determine that as between the holders of shares or other entitlements one or more of them has a preference or special advantage as regards dividend, capital, voting or otherwise.

2.9 (DELETED).

Recognition of interests

2.10 Except as required by law, the CHESS Rules or any other clause of this Constitution, the Company:

(a) is entitled to treat the person whose name appears in the Register as the holder of that share; and

(b) is not required to recognise a person as holding a share on any trust.

2.11 Except as required by law, the CHESS Rules or any other clause of this Constitution, the Company is not required to recognise any equitable, contingent, future or partial interest in any share or unit of a share or any other right in respect of a share except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right concerned.

Certificates and CHESS statements

2.12 Subject to clause 2.13, the Company must issue to each Shareholder and optionholder one or more certificates for the securities held by the person.

2.13 Notwithstanding any other provision of this Constitution:

(a) the Company need not issue a certificate; and

(b) the Company may cancel any certificate without issuing a certificate in substitution,

in respect of any shares or options of the Company in any circumstances where the non-issue of that certificate is permitted by law or, for so long as the Company is admitted to the official list of ASX, the Listing Rules and the CHESS Rules; and

(c) where clause 2.13(a) applies:

(i) the Company must issue a statement of holdings as required by the CHESS Rules; and

(ii) any reference to a certificate in this Constitution is to be disregarded in relation to that share or option.

2.14 For shares or options in the Company held by several persons, the Company is not bound to issue more than one certificate or statement of holdings and delivery of a certificate or statement of holdings issued to any one of those persons is sufficient delivery to all of them.

2.15 Subject to clause 2.13, where a certificate is lost or destroyed, the Company must issue a duplicate certificate in accordance with the Corporations Act and the Listing Rules.

2.16 Where a certificate is defaced or worn out and is produced to the Company and, if required by the Directors, the Company is paid an amount determined by them (which amount may not be more than the amount prescribed for the purposes of the Corporations Act), the Company may cancel that certificate and issue a new certificate in substitution.

2.17 The Company must comply with the CHESS Rules in relation to any CHESS Approved Securities.

2.18 The Company must ensure that all certificates and statements of holding contain a legend which discloses the rights of the Company to disenfranchise Shareholders and restrict voting and dividend rights as provided for in clause 8.

3. Lien

Lien on share

3.1 The Company has a first and paramount lien on:

(a) every partly paid share for all money, whether presently payable or not, called or payable at a fixed time in respect of that share and the lien extends to all dividends, rights and other distributions from time to time declared, paid or made in respect of that share;

(b) all partly paid shares registered in the name of a Shareholder for all money which the Company may be called on by law to pay in respect of the shares of that Shareholder; and

(c) each share for all money owed by any person in respect of financial accommodation given to that person under an employee incentive scheme (as that term is defined in the Listing Rules) in connection with the acquisition by that or any other person of any shares and the lien extends to all dividends, rights and other distributions from time to time declared, paid or made in respect of that share.

3.2 Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of a Shareholder (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to that Shareholder by the Company on or in respect of any such shares then the Company:

(a) is fully indemnified by that Shareholder or that Shareholder's executor or administrator from all such liability;

(b) has a lien on the shares registered in the name of that Shareholder for all money paid or payable by the Company in respect of such shares under or in consequence of any such law together with interest at the Prescribed Interest Rate;

(c) has a lien on all dividends, rights and other moneys or distributions payable in respect of the shares registered in the name of the Shareholder for all moneys paid or payable by the Company in respect of such shares or in respect of such dividends or other moneys under or in consequence of any such law together with interest at the Prescribed Interest Rate and may deduct or set off against any such dividends or other moneys any of the moneys paid or payable by the Company and interest;

(d) may recover as a debt due from the Shareholder or the Shareholder's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law;

(e) if any such money is paid or payable by the Company under any such law, may:

(i) if the securities are CHESS Approved Securities, apply a holding lock to the shares under the CHESS Rules; or

(ii) otherwise, refuse to register a transfer of any shares until such money and interest have been set off or deducted or have been otherwise paid to the Company; and

(f) if the Company applies a holding lock to CHESS Approved Securities under clause 3.2(e)(i) it must notify the holder of the affected shares in accordance with the CHESS Rules.

Nothing in this Constitution prejudices or affects any right or remedy which any law may confer on the Company and as between the Company and every such Shareholder, that Shareholder's executors, administrator and estate wherever constituted or situated any right or remedy which that law confers on the Company is enforceable by the Company.

3.3 The Directors may at any time exempt a share wholly or in part from the provisions of clauses 3.1 and 3.2.

3.4 The Company's lien on a share is extinguished if a transfer of the share is registered without the Company giving notice of the claim to the transferee.

3.5 The Company may do anything necessary or desirable under the CHESS Rules to protect any lien, charge or other right to which it is entitled to under law or this Constitution.

Sale under lien

3.6 A share on which the Company has a lien may be sold by the Company in such manner as the Directors think fit as if the share was forfeited provided that:

(a) a sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of sale, given to the registered holder for the time being of the share or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out, and demanding payment of, such part of the amount in respect of which the lien exists as is presently payable.

Transfer on sale under lien

3.7 For the purpose of giving effect to a sale mentioned in clause 3.6, the Company may receive the consideration (if any) given for the share so sold and may execute a transfer of the share sold in favour of the person to whom the share is sold.

3.8 The Company must register the transferee as the holder of the share comprised in any such transfer and the transferee is not bound to see to the application of the purchase money.

3.9 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share.

Proceeds of sale

3.10 The proceeds of a sale mentioned in clause 3.7 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

4. Calls on shares

Directors to make calls

4.1 The Directors may make calls on a Shareholder in respect of any money unpaid on the shares of that Shareholder. Calls must be made in accordance with the Listing Rules, the Corporations Act and, in the case of CHESS Approved Securities, if applicable, the CHESS Rules.

4.2 A call may be made payable by instalments.

4.3 The Directors may revoke or postpone a call.

Time of call

4.4 Subject to clause 4.9, a call is deemed to be made at the time when the resolution of the Directors authorising the call is passed.

Shareholders' liability

4.5 Each Shareholder must pay to the Company the amount called on the shares at the time or times and place specified as relevant, either:

(a) by the Directors; or

(b) by the terms of issue of a share.

4.6 The joint holders of a share are jointly and severally liable to pay all calls in respect of the share.

4.7 The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, a Shareholder does not invalidate the call.

Interest on default

4.8 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum to the time of actual payment at the Prescribed Interest Rate. The Directors may waive payment of that interest wholly or in part.

Fixed instalments deemed calls

4.9 Any sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date, is deemed for the purposes of this Constitution to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified.

Differentiation between shareholders as to calls

4.10 The Directors may, on the issue of shares, differentiate between the holders of different classes of shares as to the amount of calls to be paid and the times of payment.

Prepayment of calls

4.11 The Directors may accept from a Shareholder the whole or a part of the amount unpaid on a share although no part of that amount has been called.

4.12 The Directors may authorise payment by the Company of interest on the whole or any part of an amount so accepted, until the amount becomes payable, at such rate, not exceeding the Prescribed Interest Rate, as is agreed on between the Directors and the Shareholder paying the sum.

5. Transfer of shares

Forms of instrument of transfer

5.1 Subject to this Constitution, a Shareholder may transfer all or any of the Shareholder's shares by:

(a) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(b) instrument in writing in any usual or common form or in any other form that the Directors approve; or

(c) any other electronic system established or recognised by the Listing Rules in which the Company participates, in accordance with the rules of that system.

Registration procedure

5.2 If a CHESS Approved Security is to be transferred then the procedure set down by the CHESS Rules is to be observed.

5.3 If an instrument of transfer is to be used to transfer shares in accordance with clause 5.1(b) then the instrument of transfer must be:

(a) executed by or on behalf of both the transferor and the transferee unless:

(i) it is a sufficient transfer of marketable securities within the meaning of the Corporations Act; or

(ii) the instrument of transfer is to be used to transfer fully paid shares, in which case the instrument of transfer is not required to be executed by the transferee; and

(b) left for registration at the share registry of the Company, accompanied by the information the Directors properly require to show the right of the transferor to make the transfer,

and in that event the Company must, subject to clause 8, the powers vested in the Directors by this Constitution and any applicable law, register the transferee as a Shareholder.

5.4 Subject to the CHESS Rules, a transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the shares.

A transfer of shares does not pass the right to any dividends declared on the shares until such registration, except as provided by the CHESS Rules.

5.5 The Company must register all proper ASTC transfers, paper based registrable transfer forms, split certificates, renunciations and transfers, issue certificates and transmission receipts and mark or note transfer forms without charge except where the issue of a certificate is to replace a lost or destroyed certificate.

Directors powers to decline to register

5.6 The Directors may decline to register any transfer of shares if the Listing Rules or CHESS Rules permit the Company to do so.

5.7 The Company must decline to register any transfer of shares:

(a) if the Corporations Act or Listing Rules require the Company to do so;

(b) if required under clause 5.18(b); or

(c) if required under clause 24.1.

5.8 If in the exercise of their rights under clauses 5.6 and 5.7 the Directors refuse to register a transfer of shares they must give written notice in accordance with the Listing Rules of the refusal to the transferee and the broker lodging the transfer (if any). Failure to give such notice will not invalidate the decision of the Directors.

Closure of the Register

5.9 If permitted by the Listing Rules and CHESS Rules, the registration of transfers may be suspended at such times and for such periods as the Directors from time to time determine, not exceeding in the whole 30 days in any year. Closure of the Register must be effected in accordance with the Listing Rules and the CHESS Rules.

Auditing of Register

5.10 For so long as the Company is admitted to the official list of ASX, the Register must be audited as required by the Listing Rules and CHESS Rules.

Company to retain instrument of transfer

5.11 The Company must retain every instrument of transfer which is registered for such period as the Directors determine.

5.12 If the Directors refuse registration of a transfer the transfer must be returned to the person who deposited it if demand is made within 12 months of the giving of notice of refusal to register unless there has been an allegation of fraud concerning the transfer or the transaction to which it relates.

Branch register

5.13 The Company may maintain a branch register of Shareholders and the Directors may make provisions for transfer of shares of the Company between the Register and branch registers.

Subregisters

5.14 The Company will:

(a) authorise ASTC as its agent to establish and administer a CHESS Subregister; and

(b) establish and administer an issuer sponsored Subregister (as defined in the Listing Rules),

for shares of the Company to the extent required by the Corporations Act, the Listing Rules and the CHESS Rules.

5.15 The Company will not provide for a certificated Subregister (as defined in the Listing Rules) in contravention of the Listing Rules.

5.16 The Company will comply with all obligations imposed on the Company under the Listing Rules and the CHESS Rules in respect of transfers of securities of the Company from one Subregister of the Register to another Subregister of the Register.

Powers of attorney

5.17 Any power of attorney granted by a Shareholder which empowers the donee to transfer shares and is lodged, produced or exhibited to the Company or any officer of the Company:

(a) will be taken and deemed to continue to remain in full force and effect as between the Company and the grantor of that power; and

(b) may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been given to and lodged either with the Company or at the place where the Register is kept.

Restricted Securities

5.18 Except as permitted by the Listing Rules or the ASX:

(a) the registered holder of a share which is a Restricted Security must not dispose of that share during the escrow period specified in the Restriction Agreement in respect of that share; and

(b) the Company will refuse to acknowledge a disposal (including registering a transfer) of a share which is a Restricted Security during the escrow period specified in the Restriction Agreement in respect of that share.

6. Transmission of shares

Transmission of shares on death of holder

6.1 In the case of the death of a Shareholder:

(a) the survivor or survivors where the deceased was a joint holder; or

(b) the legal personal representatives of the deceased where the deceased was a sole holder,

are the only persons recognised by the Company as having any title to the deceased's interest in the shares, but this clause does not release the estate of a deceased joint holder from any liability in respect of a share that had been jointly held by the deceased with other persons.

Right to registration on death or bankruptcy

6.2 Subject to the Bankruptcy Act 1966, a person becoming entitled to a share in consequence of the death or bankruptcy of a Shareholder may, on such information being produced as is properly required by the Directors, either elect to be registered as holder of the share or nominate another person to be registered as the transferee of the share. Where the surviving joint holder becomes entitled to a share in consequence of the death of a Shareholder the Directors must, on satisfactory evidence of that death being produced to them, direct the Register to be altered accordingly.

6.3 If the person becoming entitled elects to be registered as holder of the share under clause 6.2, the person must deliver or send to the Company a notice in writing signed by the person, in such form as the Directors approve, stating that the person so elects.

6.4 If the person becoming entitled nominates another person to be registered as the transferee of the share under clause 6.2, the person must execute a transfer of the share to the other person.

6.5 All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, and the registration of transfer of, shares are applicable to any such notice or transfer as if the death or bankruptcy of the Shareholder had not occurred and the notice or transfer was a transfer signed by that Shareholder.

Effect of transmission

6.6 If the registered holder of a share dies or becomes bankrupt, the personal representative or the trustee of the estate of the registered holder, as the case may be, is, on the production of such information as is properly required by the Directors, entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if the registered holder had not died or become bankrupt.

6.7 If two or more persons are jointly entitled to any share in consequence of the death of the registered holder, they are, for the purpose of this Constitution, deemed to be joint holders of the share.

7. Forfeiture of shares

Notice requiring payment of call

7.1 If a Shareholder fails to pay a call or instalment of a call on the date appointed for payment of the call or instalment, the Directors may, at any time after that date during such time as any part of the call or instalment remains unpaid, serve a notice on the Shareholder requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs and expenses that may have been incurred by the Company by reason of such non-payment.

7.2 The notice must name a further date, not earlier than the expiration of 14 days from the date of service of the notice, on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for failure to comply with notice

7.3 Any share in respect of which the notice under clause 7.1 has been complied with may at any time before the payment required by the notice has been made be forfeited by a resolution of the Directors to that effect.

7.4 A forfeiture under clause 7.3 includes all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

7.5 A share forfeited under clause 7.3 may be sold, re-issued or otherwise disposed of to whom and on such terms and conditions, subject to the Corporations Act and the Listing Rules, as the Directors think fit.

7.6 If any share is forfeited under clause 7.3 notice of the forfeiture must be given to the Shareholder holding the share immediately prior to the forfeiture and an entry of the forfeiture with the date of the forfeiture must be made in the Register.

7.7 The Directors may accept the surrender of any share which they are entitled to forfeit on such terms as they think fit and any share so surrendered is deemed to be a forfeited share.

Cancellation of forfeiture

7.8 At any time before a sale or disposition of a share, the forfeiture of that share may be cancelled on such terms as the Directors think fit.

Effect of forfeiture on former holder's liability

7.9 A person whose shares have been forfeited:

(a) ceases to be a Shareholder in respect of the forfeited shares and loses all entitlement to dividends on the shares;

(b) remains liable to pay the Company all money that, at the date of forfeiture, was payable by that person to the Company in respect of the shares, (plus interest at the Prescribed Interest Rate) from the date of forfeiture and also expenses owing; and

(c) the person's liability ceases if and when the Company receives payment in full of all the money, including interest and expenses, payable in respect of the shares.

Evidence of forfeiture

7.10 A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a share in the Company has been forfeited in accordance with this Constitution on the date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the share.

Transfer of forfeited share

7.11 The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share and may execute

a transfer of the share in favour of the person to whom the share is sold or disposed of.

7.12 On the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

7.13 The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

Forfeiture applies to non-payment of instalment

7.14 The provisions of this Constitution as to forfeiture apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

7A. Non-Marketable Parcels

Notice

7A.1 The Directors may give a notice ("**Notice**") to Small Shareholders:

(a) advising each of those Small Shareholders of the Directors' intention to invoke the procedure provided for in this clause 7A ("**Procedure**");

(b) requiring the Small Shareholder to advise the Company by a specified date, being not less than 6 weeks after the date of service of the Notice ("**Relevant Date**") whether the Small Shareholder elects that the provisions of this clause 7A are not to apply to those shares; and

(c) stating that the shares referred to in the Notice will be liable to be sold after the Relevant Date unless by the Relevant Date the Small Shareholder advises the Company that the provisions of this clause 7A are not to apply to the shares (in which case the shares will not be sold by the Company).

Newspaper to be circulated

7A.2 Within 21 days after the Notice is despatched, notice of the intention of the Directors to sell shares held by Small Shareholders in accordance with the provisions of this clause 7A must be published in a newspaper circulating generally throughout Australia.

No sale

7A.3 Every Small Shareholder on whom a Notice has been served may, by notice in writing addressed to the Company and delivered to the Company's share registry before the Relevant Date, require the Company not to sell that Small Shareholder's shares in accordance with this clause 7A in which event no sale of that Small Shareholder's shares will take place.

Company may sell shares

7A.4 If the Small Shareholder does not advise the Company by the Relevant Date that the provisions of this clause 7A are not to apply to the shares referred to in the Notice, any of those shares may be sold by the Company after the Relevant Date.

Sale on market

7A.5 Any shares to be sold pursuant to this clause 7A may be sold on-market on the terms, in the manner and at the time determined by the Directors and, for the purposes of a sale pursuant to this clause 7A, the Small Shareholder:

(a) appoints the Company the Small Shareholder's agent for sale;

(b) authorises the Company to instruct a broker to effect, on the Small Shareholder's behalf, a transfer document to transfer shares to be sold; and

(c) appoints the Company and its Directors from time to time jointly and severally as the Small Shareholder's attorneys in that Small Shareholder's name and on that Small Shareholder's behalf to effect a transfer document or take any other steps as they or any of them may consider appropriate to transfer shares so sold.

Transferee

7A.6 The transferee will not be bound to see to the regularity of proceedings or to the application of the purchase money and after the transferee's name has been entered in the Register in respect of the shares acquired pursuant to this clause 7A, the validity of the sale will not be impeached by any person.

Title of transferee

7A.7 The title of the transferee to shares acquired pursuant to this clause 7A is not affected by any irregularity or invalidity in connection with the sale of shares to the transferee.

Company to receive consideration

7A.8 The Company will receive the consideration (if any) given on any sale of shares pursuant to this clause 7A.

Sale consideration

7A.9(a) Subject to clause 7A.9(d), the proceeds of any sale of shares pursuant to this clause 7A less any unpaid calls and interest ("**Sale Consideration**") will be paid to the relevant Small Shareholder or as that Small Shareholder may direct.

(b) The Sale Consideration received by the Company in respect of all shares sold pursuant to this clause 7A will be paid into a bank account opened and maintained by the Company for the purposes of this clause 7A or, if the Directors so decide, such moneys may be used by the Company until they become payable to the relevant Small Shareholders.

(c) The Company will hold the Sale Consideration on trust for the Small Shareholder whose shares are sold pursuant to this clause 7A (or, if the Directors so decide, such moneys may be used by the Company until they become payable to the relevant Small Shareholder) and will notify the Small Shareholder in writing that the Sale Consideration in respect of the Small Shareholder's shares has been received by the Company and is being held by the Company pending instructions from the Small Shareholder as to how it is to be dealt with.

(d) If there is a certificate relating to the shares, the proceeds of any sale will not be sent until the Company has received the certificate or is satisfied that the certificate has been lost or destroyed.

Company to bear costs

7A.10 The Company will bear all costs, including brokerage and stamp duty, associated with the sale of any share pursuant to this clause 7A or procure the purchaser to bear such costs.

Procedure invoked every 12 months

7A.11 The Procedure may only be invoked once in any 12 month period.

Takeover

7A.12 The power of the Company to sell such shares lapses following the announcement of any takeover (as defined in the Listing Rules). However the procedure may be recommenced after the close of offers made under the takeover.

8. Gaming Regulation - Limitation on Ownership

Background

8.1 The Gaming Laws impose a number of conditions and restrictions on persons having influence over or financial interests in a body corporate which holds a Licence. Compliance with those conditions and restrictions is essential as a failure to comply may lead to severe hardship and penalties to the body corporate including loss of a Licence held by a licensee.

8.2 In order to protect the Company's investments in subsidiaries and other corporations that hold or may hold Licences, it is necessary for the Company to regulate the holding of shares in the Company in the manner set out in this clause 8.

8.3 The Company's participation in any computerised or electronic system established or recognised by the Corporations Act, the CHESS Rules or the Listing Rules for the purpose of facilitating dealings in shares (including without limitation, electronic registration of transfers of shares) may limit the Company's ability to restrict registration of transfers of shares prior to the Company being satisfied that there would be no breach of the Gaming Laws. Accordingly this clause 8 contains provisions consistent with the requirements of the Gaming Laws which entitle the Directors in certain circumstances to disenfranchise a person's rights and powers in relation to shares registered in a person's name and to order the divestiture of those shares.

8.4 The Company and its Shareholders acknowledge and recognise that the exercise of the powers given to the Company and its Directors under this clause 8 may cause individual Shareholders considerable financial disadvantage but the Company and the Shareholders acknowledge that such a result is necessary to preserve the value of the Company's Licences or investments in any subsidiary company or other corporation that holds or may hold a Licence.

8.5 The powers conferred under this clause 8 are to be interpreted widely, however, these are subject to the Listing Rules. In exercising the powers under this clause 8, the Directors are entitled to have sole regard

to the interests of the Company and its subsidiaries and may disregard any loss or disadvantage that may be suffered by individual Shareholders affected by the exercise of those powers. Shareholders acknowledge that they have no right of action against the Directors or the Company for any loss or disadvantage incurred by them as a result, whether directly or indirectly, of the Directors exercising the powers under this clause 8.

8.6 The provisions of this clause 8 cease to have effect at any time during which neither the Company nor any subsidiary is the holder of a Licence or has applied for a Licence.

Ineligible Shareholders

8.7 A person is not eligible to hold or continue to hold shares in the Company if, because of holding those shares and any other relevant circumstance, the Company or its subsidiaries would contravene or continue to contravene any one or more of the provisions of the Gaming Laws.

8.8 A person is not eligible to hold or continue to hold shares in the Company if, because of holding those shares and any other relevant circumstance, a Licence would be revoked, suspended, not granted or made subject to a condition or conditions that would have a material adverse effect on the operations of the relevant licensee.

General Right to Require Information

8.9 A person holding shares in the Company must, if required by the Company from time to time and at any time, furnish to the Company within 28 days of being requested by the Company to do so (or within such longer period as the Directors notify) a statutory declaration made by that person, or, in the case of a corporation by a director or secretary of that corporation, in a form approved by the Directors setting out such information which in the reasonable opinion of the Directors is necessary for the Directors to determine the eligibility of that person or corporation to continue to hold shares in the Company having regard to the provisions of the Gaming Laws, the conditions attached to any Licence, the maintenance in good standing of all Licences and the provisions of clauses 8.7 - 8.8. If the statutory declaration requested by the Company has not been received by the Company within 21 days of being requested, the Company must immediately send a reminder notice to the relevant Shareholder, provided that a failure by the Company to give a reminder notice in accordance with this clause will not invalidate the process.

Powers of Company to Dispose - Disposal Notice

8.10 If a Shareholder fails to comply with the requirements of clause 8.9 or if a Shareholder is not eligible to hold or continue to hold shares in the Company under clauses 8.7 or 8.8, the Directors may give notice in writing ("**Disposal Notice**") to the Shareholder requiring that all or some of the shares held by that Shareholder, as specified in the Disposal Notice ("**Disposal Shares**") must be disposed of within 30 days or such longer period as is specified in the Disposal Notice or as agreed between the Company and the Shareholder ("**Initial Disposal Period**"), provided that no Disposal Notice may be given in relation to clauses 8.7 and 8.8 unless and until 10 days notice in writing of the grounds

intended to be relied on in the Disposal Notice has been sent to the Shareholder. The Company is to advise the Shareholder of the suspension of all dividend and voting rights as set out in Clause 8.19, provided that failure to give such suspension advice will not affect the operation of clause 8.19.

Company may sell or buy-back

8.11 If the Shareholder does not comply with the Disposal Notice within the Initial Disposal Period, then the Company may, at its election, sell or buy-back the Disposal Shares or sell some and buy-back some of the Disposal Shares. For that purpose, the Directors may appoint such persons as they decide, on behalf of the Shareholder, to execute any documents, carry out any procedures and do all such things as may be required or necessary to carry out and give effect to the sale and/or buy-back and transfer of the Disposal Shares and to receive and to give good discharge for the purchase price of the Disposal Shares.

Sale when shares quoted on ASX

8.12 If the Company decides that any of the Disposal Shares are to be sold pursuant to clause 8.11, then, if the Disposal Shares are quoted on ASX and remain so quoted (apart from a temporary suspension not exceeding 15 trading days) until those Disposal Shares have been sold, such Disposal Shares may be sold on market or off market as the Company in its sole discretion decides. In that case:

(a) Sale on market

if the Disposal Shares are sold on market then they must be sold in the ordinary course of trading having regard to the number of Disposal Shares (at such times as the Directors may decide in their absolute discretion) on ASX within 30 trading days following expiry of the Initial Disposal Period or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any unusual circumstances including but not limited to volatility, any suspension of the shares in the Company, lack of turnover on ASX or such other special circumstances, if any, as the broker appointed to give effect to the sale of the Disposal Shares may notify to the Company in writing provided that the selling price will be not less than the weighted average market price of a share in the Company sold on ASX during the Initial Disposal Period;

(b) Sale off market

if the Disposal Shares are sold off market, then the purchase price will not be less than the weighted average market price of a share in the Company sold on ASX during the Initial Disposal Period. In that case, the Disposal Shares may be disposed of within 30 trading days following expiry of the Initial Disposal Period, or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any unusual circumstances of the kind referred to in clause 8.12(a), to such persons as the Directors in their sole discretion decide.

Sale when shares not quoted on ASX

8.13 If the Company decides that the Disposal Shares are to be sold pursuant to clause 8.11, and the Disposal Shares are not quoted on ASX or cease to be quoted on ASX before all of them have been sold (unless the Disposal Shares are sold off market as contemplated in clause 8.12(b) above), then such Disposal Shares may be sold (at the discretion of the Directors in all respects) either by:

(a) Private treaty

by private treaty to such third parties as the Company decides in which event the price for the Disposal Shares shall be the price determined in terms of clauses 8.14 or 8.15, as the case may be, and the Disposal Shares must be sold within 30 days following determination of the price in terms of clauses 8.14 or 8.15, as the case may be, or within such longer period, if any, as the Directors may determine having regard to the number of Disposal Shares and any other matters that the Directors wish to consider; or

(b) Auction

by auction in which event the price and procedure for sale shall be that determined in clause 8.16.

Price if sale by private treaty

8.14 If clause 8.13(a) applies, then the purchase price for the Disposal Shares shall be the greater of:

(a) Fair market value

the value that the Company determines, at its cost, as the fair market value of the Disposal Shares which are to be sold, on the basis of what a hypothetical, prudent, willing, but not anxious informed purchaser would be prepared to pay to a willing, but not anxious, informed vendor. The Company shall have regard to such factors as it believes are necessary to determine the fair market value including, but not limited to, the future maintainable earnings of the Company, the nature and timing of future cash inflows and outflows and the discount factor to be applied to those cash flows, the price and quantity at which shares have been traded and the number of Disposal Shares to be sold; or

(b) Calculation based on Shareholders' funds

in relation to ordinary shares, the number of the Disposal Shares to be sold, multiplied by Shareholders' funds divided by the total number of shares on issue as determined by the Company, at its cost.

For the purpose of this clause 8.14, "Shareholders' funds" means the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the Company (excluding the amount paid up or credited as paid up on any shares or other security issued by the Company which give an entitlement to the

holder to require their repurchase or redemption by the Company); and

(ii) the amount standing to the credit (or debit) of the capital and revenue reserves of the Company (including but not limited to amounts standing to the credit of capital reserves and revenue reserves and retained profits or losses),

less the value of all intangible assets (including goodwill, trade names, patents, future income tax benefits, underwriting and formation expenses, and other items of like nature).

Price determined by Auditor

8.15 If clause 8.13 or 8.16(c) applies and the Company does not determine the purchase price in terms of clause 8.14 and notify such determination to the Shareholder holding the Disposal Shares within 30 days following expiry of the Initial Disposal Period, or if having done so that Shareholder gives a written notice to the Company within 7 days of receipt of such determination disputing the amount so determined, then the price of the Disposal Shares will be determined by the Auditor on the same basis as in clause 8.14 if requested to do so by the Company or by that Shareholder. The Auditor must determine the purchase price within 14 days following receipt of such request. The determination of the Auditor, who shall act as an expert and not as an arbitrator, shall be final and binding on the Company and the Shareholder. The cost of such determination shall be borne by the Company.

Sale by auction

8.16 If the Company decides to sell the Disposal Shares by auction pursuant to clause 8.13, then the following provisions apply:

(a) the Disposal Shares must be offered for sale by public auction not more than 10 weeks after expiry of the Initial Disposal Period;

(b) the sale must be advertised not less than 14 and not more than 21 days before the day appointed for the sale in a daily newspaper circulating generally in Australia;

(c) the Directors may fix a reserve price being not less than the amount calculated by them in the manner described in clause 8.14;

(d) if a bid at least equal to the reserve price so fixed is not received then the Disposal Shares may be withdrawn from sale;

(e) a Disposal Share so withdrawn from sale or for which no bid is received at the sale may, at the discretion of the Directors:

(i) be disposed of in such manner and for such price as the Directors in their sole discretion decide provided that the price is no less than the amount calculated by them in the manner described in clause 8.14; or

(ii) may be bought back by the Company within a reasonable time following the date fixed for the auction for a price

equal to the reserve price referred to in clause 8.16(c) if fixed.

Buy-back price and procedure

8.17 If the Company decides that any of the Disposal Shares are to be bought back pursuant to clause 8.11 then (unless clause 8.16(e)(ii) applies):

(a) if the Disposal Shares are quoted on ASX at the end of the Initial Disposal Period then the purchase price for the Disposal Shares to be bought back will be the weighted average market price of a shares in the Company sold on ASX during the Initial Disposal Period;

(b) if the Disposal Shares are not quoted on ASX at the end of the Initial Disposal Period then the purchase price for them will be the price calculated, mutatis mutandis, as provided in clauses 8.14 and 8.15.

The Company must buy-back such Disposal Shares in compliance with the Corporations Act within a reasonable period following determination of the buyback price.

Sale proceeds

8.18 The proceeds of the sale or buy-back of the Disposal Shares shall be applied:

(a) firstly in meeting all and any expenses of the sale or buy-back including, but not limited to stamp duty, brokers' fees, advertising costs, legal costs of the sale and the costs of determining the price of the Disposal Shares (except as otherwise provided for);

(b) the balance (if any) shall be paid to the Shareholder whose Disposal Shares have been sold or bought back.

Suspension of dividend and voting rights

8.19 All dividend and voting rights and any rights of participation or any right to compensation or remuneration in respect of any Disposal Shares shall be suspended immediately upon the issue of a Disposal Notice and shall remain suspended until the relevant Disposal Shares are sold or the reason for the giving of the Disposal Notice ceases to exist, as the case may be, provided that any buyer of the Disposal Shares shall not be entitled to any dividend which may have been declared unless the consideration for the sale takes account of the dividend (whether before or after the Disposal Notice) on the Disposal Shares but which has not been paid to the Shareholder holding the Disposal Shares by reason of this Clause 8.19 which dividend shall be paid to the selling Shareholder unless such payment would contravene a Gaming Law or a Gaming Authority has, exercising a discretion under a Gaming Law, prohibited such payment in which event such dividend shall be deemed to be cancelled.

Position of purchaser

8.20 A person to whom Disposal Shares are sold or otherwise disposed of in terms of clause 8 is not bound to see to the regularity or validity of or to the application of the purchase money or consideration for any Disposal

Shares and the title of such person to the Disposal Shares is not affected by any irregularity or invalidity in the exercise of any of the powers referred to in this clause 8 by the Company.

Compliance with Gaming Authority requirements

8.21 In the event that a Gaming Authority makes any requirement of a Shareholder in connection with the application for or maintenance of a Licence and the requirement is such that the Directors determine that the failure to meet such requirement would result in the Company failing to obtain a Licence, losing a Licence or being made unable to renew a Licence and that Shareholder does not comply with such requirement or any associated requirement made by the Company within 30 days of the making of such requirement, that Shareholder's shares shall be deemed to cease to carry any right to vote until the earlier of sale of that Shareholder's shares to a person who or which is not associated with the Shareholder or the receipt by the Company of written confirmation of satisfaction of the relevant requirement by the relevant Gaming Authority whichever occurs first.

9. Alteration of capital

Company's power to alter capital

9.1 The Company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as they think fit.

9.2 (DELETED).

10. General meetings

Annual general meeting

10.1 Annual general meetings of the Company are to be held in accordance with the Corporations Act and the Listing Rules.

General meetings

10.2 By a resolution of the Directors, the Company may call a general meeting of the Company to be convened at the time and place or places (including at 2 or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors. No shareholder may convene a general meeting of the Company except where entitled under the Corporations Act to do so.

Notice of general meeting

10.3 Where the Company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine.

Contents of notice

10.4 A notice of general meeting must specify the matters required by the Corporations Act.

Omission to give notice

10.5 The non-receipt of notice of a general meeting by, or the accidental omission to give notice of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting.

Postponement or cancellation of meeting

10.6 The Directors may postpone or cancel any general meeting whenever they think fit, unless prohibited by the Corporations Act.

11. Proceedings at general meetings

Representation of Shareholder

11.1 Any Shareholder may be represented at any meeting of the Company by:

(a) a proxy;

(b) an attorney; or

(c) in the case of a body corporate which is a Shareholder, a Representative.

Unless the contrary intention appears, a reference to a Shareholder in this clause 11 means a Shareholder present in person, or by a proxy, or an attorney of a Shareholder or a Representative.

11.2 Except with the approval of the Directors, with the permission of the chair or if the Corporations Act so provides, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given) or any amendment of any resolution, other than procedural resolutions.

Quorum

11.3 No business may be transacted at any general meeting unless a quorum is present at the commencement of the meeting, comprising 10 Shareholders entitled to vote at the meeting. Shareholders participating in the meeting through the use of technology permitted by the Corporations Act shall be treated as present.

Failure to achieve quorum

11.4 If a meeting is convened on the requisition of Shareholders and a quorum is not present within half an hour from the time appointed for the meeting, the meeting must be dissolved.

11.5 If a meeting is convened in any other case and a quorum is not present within half an hour from the time appointed for the meeting:

(a) the meeting must be adjourned to the day, time and place the Directors determine or if no determination is made by them to the same day in the next week at the same time and place; and

(b) if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting:

(i) two Shareholders constitute a quorum; and

(ii) if two such Shareholders are not present - the meeting must be dissolved.

Appointment and powers of chair of general meeting

11.6 If the Directors have elected one of their number as chair of their meetings, that person must preside as chair at every general meeting.

11.7 If a general meeting is held and:

(a) a chair has not been elected by the Directors; or

(b) the elected chair is not present within 15 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

then the deputy-chair elected under clause 14.16 (if any) must act as chair of the meeting. If there is no deputy-chair or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be chair of the meeting, or, if no Director is present or if all Directors present decline to take the chair, the Shareholders present must elect one of their number to be chair of the meeting.

If during any general meeting the chair acting is unwilling to chair any part of the proceedings, the chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting chair is to withdraw and the chair is to resume to chair the meeting. Where an instrument of proxy appoints the chair as proxy for the part of the proceedings for which an acting chair has been nominated, the instrument of proxy is taken to be in favour of the acting chair for the relevant part of the proceedings.

11.8 The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the chair. The chair may make rulings without putting the question (or any question) to the vote if the chair considers action is required to ensure the orderly conduct of the meeting. The chair may require the adoption of any procedures which are in the chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll including the use of technology. The chair or a person acting with the chair's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the chair or a person acting

with the chair's authority considers appropriate. The chair or a person acting with the chair's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the chair or a person acting with the chair's authority, or any person who possesses an article which the chair or person acting with the chair's authority considers to be dangerous, offensive or liable to cause disruption. At any time the chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote. Any determination by the chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard to vote may only be made at the meeting and may be determined by the chair whose decision is final. If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the chair may determine that the vote be disregarded and treated as not having been cast. Nothing contained in this rule limits the powers conferred on a chair by law.

Adjournment of general meeting

11.9 The chair may adjourn the meeting to a new day and time and/or place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. If the chair exercises a right of adjournment of a meeting under this rule, the chair has the sole discretion to decide whether to seek the approval of the Shareholders to the adjournment and, unless the chair exercises that discretion, no vote may be taken by the Shareholders in respect of the adjournment.

11.10 When a meeting is adjourned for 21 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

11.11 Except as provided by clause 11.10, it is not necessary to give any notice of an adjournment or of the business to be transacted at any adjourned meeting.

Voting at general meeting

11.12 At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded in accordance with the Corporations Act. No poll may be demanded on the election of a chair of a meeting or, unless the chair otherwise determines, the adjournment of a meeting. Unless a poll is properly demanded, a declaration by the chair that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Questions decided by majority

11.13 Subject to the requirements of the Corporations Act in relation to special resolutions, a resolution is taken to be carried if a simple majority of the votes cast on the resolution are in favour of it.

Poll

11.14 If a poll is properly demanded, it must be taken in the manner and at the time directed by the chair and the result of the poll is the resolution of the meeting at which the poll was demanded.

11.15 If the matter of an adjournment is properly put before the Shareholders for a vote, a poll demanded on such matter must be taken immediately.

11.16 A demand for a poll may be withdrawn. The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded.

Equality of votes

11.17 If there is an equality of votes, either on a show of hands or on a poll, the chair of the meeting is not entitled to a casting vote in addition to any votes to which the chair is entitled as a Shareholder or proxy or attorney or Representative.

Entitlement to vote

11.18 Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) on a show of hands every person present who is a Shareholder or a proxy, attorney or Representative has one vote; and

(b) on a poll every person present who is a Shareholder or proxy, attorney or Representative has, for each share that the person holds or represents, as the case may be:

(i) one vote for each fully paid share; and

(ii) that proportion of a vote for any partly paid share that the amount paid (not credited as paid) on the partly paid share bears to the total amount paid and payable (excluding amounts credited as paid) on the share. For this purpose amounts paid in advance of a call are ignored in calculating the proportion.

During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any voting rights in respect of the Restricted Securities.

Joint Shareholders' vote

11.19 In the case of joint holders of a share in the Company the vote of the senior who tenders a vote, whether in person or by proxy, attorney or Representative, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the Register.

Class meetings

11.19A All the provisions of this Constitution as to general meetings apply to any special meeting of any class of Shareholders which may be held under the operation of this Constitution or the Corporations Act.

Vote of Shareholder of unsound mind

11.20 If a Shareholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health then the Shareholder's committee or trustee or such other person as properly has the management of the Shareholder's estate may exercise any rights of the Shareholder in relation to a general meeting as if the committee, trustee or other person were the Shareholder.

Effect of unpaid call

11.21 A Shareholder is not entitled to vote at a general meeting unless all calls and other sums presently payable by the Shareholder in respect of the Shareholder's shares in the Company have been paid.

Objection to voting qualification

11.22 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered. Any such objection must be referred to the chair of the meeting, whose decision is final. A vote not disallowed under such an objection is valid for all purposes.

Appointment of proxy

11.23 A Shareholder who is entitled to attend and vote at a meeting of the Company may appoint a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the Shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise. A form of appointment of a proxy is valid if it is in accordance with the Corporations Act or in any form (including electronic) which the Directors may prescribe or accept. Any appointment of a proxy which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given. Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Registered Office and validated by the shareholder if there is compliance with the requirements set out in the notice.

How proxy is to vote

11.24 An appointment may specify the way the proxy is to vote on a particular resolution. If it does, the proxy must vote as required by the Corporations Act. If the proxy is a Director or other officer of the Company and if that person is present at the meeting when the poll is being taken, that person must vote on the poll and must vote the way directed, unless the person has notified the Shareholder prior to the meeting that the person does not accept the appointment.

11.25 (DELETED).

11.26 (DELETED).

11.27 (DELETED).

11.28 (DELETED).

Validity of vote in certain circumstances

11.29 A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid notwithstanding:

(a) the previous death or unsoundness of mind of the principal;

(b) the revocation of the instrument, or of the authority under which the instrument was executed, or of the power; or

(c) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at its Registered Office or share registry at least 48 hours (or any shorter period as the Directors may permit or as is specified by the Corporations Act) before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

Director entitled to notice of meeting

11.30 A Director is entitled to receive notice of and to attend all general meetings and all separate general meetings of the holders of any class of shares in the capital of the Company and is entitled to speak at those meetings.

Use of technology generally

11.31 The Directors may determine the manner of and all other matters (including prescribing any relevant requirements) relevant to:

(a) holding meetings utilising, by means of or through the application of any technology;

(b) voting at meetings utilising, by means of or through the application of any technology; and

(c) using an electronic or other non-paper based proxy form.

12. The Directors

Number and appointment of Directors

12.1 The number of Directors is the number, not less than three nor (subject to clause 12.2) more than ten, fixed by the Directors from time to time. The number so determined must not be less than the number of Directors when the determination takes effect and the Directors in office at the time of adoption of this Constitution will continue in office subject to this Constitution.

12.2 The Company in general meeting may by resolution increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to go out of office.

12.3 Subject to clauses 12.11 and 14.30, a Director may not hold office for a continuous period in excess of 3 years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. If no Director would otherwise be required to submit for re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who became Directors on the same day, the 1 to retire is (unless they otherwise agree among themselves) determined by lot.

Such a retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

12.4 A retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

12.5 (DELETED).

12.6 Subject to clause 12.8, the Company may, at a general meeting at which a Director retires, by resolution fill the vacated office by electing a person to that office and the Company may, at a general meeting, by resolution, otherwise appoint a person as a Director. The Company may do so on such terms or conditions that may be set out in the resolution being terms or conditions consistent with clause 12.25 or 12.26.

12.7 (DELETED).

12.8 No person other than a retiring Director or a Director vacating office under clause 12.11 is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 business days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 business days).

Share Qualifications of Directors

12.9 A Director is not required to hold any share in the Company.

Casual vacancy

12.10 The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed the number determined in accordance with clauses 12.1 and 12.2. The Directors may do so on such terms or conditions that may be set out in the resolution being terms or conditions consistent with clause 12.25 or 12.26.

12.11 Any Director appointed under clause 12.10 holds office until the end of the next annual general meeting of the Company and is then eligible for re-election. The Director is not to be taken into account in determining the Directors who are to retire by rotation at an annual general meeting.

Removal of Directors by Shareholders

12.12 Directors may be removed by the Company in general meeting in the manner prescribed by the Corporations Act.

Remuneration of Directors

12.13 The non-executive Directors may be paid as remuneration for their services, subject to the Listing Rules, the sum determined from time to time by the Company in general meeting. The sum is to be divided among the Directors in the proportion and manner as the Directors agree and, in default of agreement, equally. A person who ceases to be a Director may be paid a retirement benefit in recognition of past services in the amount determined by the Directors, but not exceeding the amount permitted by the Corporations Act.

12.14 The Directors' remuneration is deemed to accrue from day to day. The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the Company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the Company of that Director's remuneration is not increased above the maximum for that Director under clause 12.13.

12.15 If a Director, being willing, is called on to perform extra services or to make any special exertions in going or residing abroad or otherwise for the Company, the Company may remunerate that Director by payment of a fixed sum determined by the Directors and that remuneration may be either in addition to or in substitution for that Director's share in the remuneration provided for in clause 12.13.

12.16 The Directors may also be paid all travelling and other expenses properly incurred by them in attending, participating in and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company.

Director's interests

12.17 No Director is disqualified by the Director's office and the fiduciary relationship established by it from holding any office or place of profit, other than that of Auditor under the Company. Any Director may, subject to the Corporations Act and the Listing Rules:

(a) be or become a director of, or otherwise hold office or a place of profit in, any other company promoted by the Company or in which the Company may be interested as vendor, shareholder or otherwise;

(b) contract or make any arrangement with the Company whether as vendor, purchaser, broker, solicitor or accountant or other professional person or otherwise and any contract or

arrangement entered or to be entered into by or on behalf of the Company in which any Director is in any way interested is not avoided for that reason; and

(c) participate in any association, institution, fund, trust or scheme for past or present employees or Directors of the Company, a related body corporate or any of their respective predecessors in business or their dependants or persons connected with them.

12.18 Any Director who:

(a) holds any office or place of profit under the Company;

(b) holds any office or place of profit referred to in clause 12.17(a);

(c) is involved in a contract or arrangement referred to in clause 12.17(b); or

(d) participates in an association or otherwise under clause 12.17(c),

is not by reason only of any of those facts or any interest resulting from it or the fiduciary relationship established by it liable to account to the Company for any remuneration or other benefits accruing from it.

12.19 Each Director must disclose that Director's interests to the Company in accordance with the Corporations Act.

12.20 Each Director must comply with those provisions of the Corporations Act dealing with when a director may not be present while a matter is being considered or vote on the matter.

12.21 (DELETED).

12.22 A Director or a Director's firm may act in a professional capacity, other than as Auditor for the Company and a Director or a Director's firm is entitled to remuneration for professional services as if the relevant Director was not a Director.

12.23 A Director may, notwithstanding the Director's interest, and whether or not the Director is entitled to vote, or does vote, participate in the execution of any instrument by or on behalf of the Company and whether through signing or sealing the same or otherwise.

Vacation of office of Director

12.24 In addition to the circumstances in which the office of a Director becomes vacant under the Corporations Act, the office of a Director becomes vacant if the Director:

(a) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(b) resigns from the office by notice in writing to the Company; or

(c) is absent without the consent of the Directors from meetings of the Directors held during a period of six months.

12.25 Notwithstanding any other provision of this Constitution:

(a) If it is a requirement of a Gaming Authority that the appointment or election of any person ("**Applicant**") to the office ("**Office**") of Director or Secretary must be approved by that Gaming Authority prior to appointment:

(i) the Applicant must not be appointed to that Office;

(ii) the Applicant must not occupy or act in the position of that Office;

(iii) the Applicant must not directly or indirectly exert or be permitted to exert influence as if appointed to that Office; and

(iv) the Applicant, if proposed to be appointed a Director, shall have no standing with the board of Directors,

until the relevant Gaming Authority approval has been given in respect of the Applicant unless, in the meantime, that Gaming Authority permits the conditional appointment of the Applicant to that Office. In the case of such conditional appointment, the Applicant shall only be appointed on the conditions authorised by the relevant Gaming Authority.

If a required approval from a relevant Gaming Authority or a condition imposed by a relevant Gaming Authority is not obtained or satisfied, as the case may be, within 9 months of:

(i) such approval being sought; or

(ii) the conditional appointment (or election as the case may be),

whichever occurs earlier, then the conditional appointment or election shall thereupon lapse.

(b) If any person ("**Officer**") is appointed to any Office (including, without limitation, a conditional appointment as envisaged in clause 12.25(a) that appointment shall immediately terminate and the relevant Office shall immediately and automatically become vacant (without any obligations on the Company or the subsidiary to compensate the Officer for loss of Office) if the Company or the relevant subsidiary of the Company receives a written notice from any Gaming Authority, which constitutes a final determination of that matter, to the effect that:

(i) the Officer is required to resign from the relevant Office;

(ii) the Officer is not a fit and/or proper person to hold the relevant Office;

(iii) the Officer is not a person who is suitable for licensing, registration or qualification by that Gaming Authority;

(iv) the Officer is not a person who is suitable for association with the Company or any subsidiary of the Company; or

(v) the Officer would or may jeopardise any Licence, registration or qualification granted or issued by that Gaming Authority.

Following such termination:

(A) the Officer must not be re-appointed to that or any other Office;

(B) the Officer must not occupy or act in the position of that or any other Office; and

(C) the Officer must not directly or indirectly exert or be permitted to exert influence as if appointed to that or any other Office,

unless, in the case of a notice from a Gaming Authority, the relevant notice has been withdrawn, revoked or overturned.

(c) A Director must immediately resign from Office if the Director's position as a Director of the Company would cause the possibility of:

(i) a contravention or a continuation of a contravention of any of the provisions of the Gaming Laws; or

(ii) a material Licence being revoked, suspended or not gained.

13. Powers and duties of Directors

Directors to manage Company

13.1 The business of the Company is managed by the Directors, who may exercise all such powers of the Company as are not, by the Corporations Act or by this Constitution, required to be exercised by the Company in general meeting.

13.2 Without limiting the generality of clause 13.1, the Directors may exercise all the powers of the Company to borrow or raise money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

13.3 The Directors may raise or secure the payment or repayment of moneys or any debt, liability or obligation in such manner and on such terms and conditions in all respects as they may determine and in particular by the issue of debentures, debenture stock (perpetual or otherwise), bonds, notes or other securities or debt instruments, the payment of which may be charged on all or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

Appointment of attorney

13.4 The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes and with the powers, authorities and discretions vested in or exercisable by the Directors for such period and subject to such conditions as they think fit.

13.5 Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the attorney.

Minutes

13.6 The Directors must cause minutes of meeting to be made in accordance with the Corporations Act.

13.7 (DELETED).

External professional advice

13.8 A Director may, whether individually or with other Directors, engage professional advisors to assist the Director in carrying out their duty as a director of the Company.

13.9 The Company must pay all reasonable expenses incurred by a Director in relation to a professional advisor engaged under clause 13.8, provided that the professional advisor has been engaged by the Director to advance the Company's interests or for the purpose of discharging the Director's duties as a director of the Company and not for other purposes personal to the Director .

14. Proceedings of Directors

Directors' meetings

14.1 The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

14.2 A Director may at any time, and the Secretary must on the requisition of a Director, convene a meeting of the Directors.

Notice of meeting

14.3 Notice of each meeting of the Directors:

(a) must be given to each Director and the Secretary; and

(b) may be given by telephone, facsimile message, electronic mail, or by means of any other technology consented to by all Directors,

but the non-receipt of any notice of a meeting of the Directors does not affect the validity of the convening of the meeting.

Period of notice

14.4 The Directors may determine the period of notice (unless waived by a majority of the Directors to whom notice of a particular meeting is sent) for each meeting of the Directors which, until otherwise determined by the Directors, is at least 24 hours.

Questions decided by majority

14.5 Questions arising at a meeting of Directors are to be decided by a majority of votes of Directors present and voting and any such decision is for all purposes deemed a decision of the Directors.

14.6 An Alternate Director involved in any meeting of Directors has one vote for each Director for which that person is an Alternate Director and if that person is also a Director has one vote as a Director.

14.7 The chair of the meeting does not have a casting vote.

Alternate Directors

14.8 A Director may appoint a person, who need not be a Shareholder of the Company, to be an Alternate Director in the Director's place during such period as the Director thinks fit, if the Directors approve of the appointment and subject to any conditions imposed by the Directors. In providing the approval, the Directors must consider the Gaming Laws and Licences.

14.9 An Alternate Director is entitled to notice of all meetings of the Directors and, if the appointor does not attend a meeting, is entitled to participate and vote instead of the appointer.

14.10 An Alternate Director may exercise any powers that the appointor may exercise and in the exercise of any such power the Alternate Director is an officer of the Company and is not deemed an agent of the appointor.

14.11 An Alternate Director is subject in all respects to the conditions attaching to the Directors generally except that the Alternate Director is not entitled to any remuneration by the Company under clause 12.13.

14.12 The appointment of an Alternate Director may be terminated at any time by the appointor notwithstanding that the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director.

14.13 An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and delivered to the Company.

Quorum for Directors' meeting

14.14 At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is two or any greater number determined by the Directors from time to time.

Remaining Directors may act

14.15 If there is a vacancy or vacancies in the office of a Director, the remaining Director or Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purpose of:

(a) increasing the number of Directors to a number sufficient to constitute such a quorum; or

(b) convening a general meeting of the Company.

Chair of Directors

14.16 The Directors must elect one of their number as chair of their meetings and may determine the period for which the person elected as chair is to hold office. The Directors may also elect one of their number as deputy-chair of their meetings and may determine the period for which the person elected as deputy- chair is to hold office. The Directors may also terminate any such appointment.

14.17 If a Directors' meeting is held and:

(a) a chair has not been elected as provided by clause 14.16; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the deputy-chair (if any) must act as chair of the meeting. If there is no such person or that person is absent or unable or unwilling to act, the Directors present must elect one of their number to be a chair of the meeting.

Directors' committees

14.18 The Directors may delegate any of their powers, other than powers required by law to be dealt with by Directors as a board, to a committee or committees consisting of at least one of their number and such other persons as they think fit.

14.19 A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised is deemed to have been exercised by the Directors.

14.20 The members of a committee may elect one of their number as chair of their meetings. If a meeting of a committee is held and:

(a) a chair has not been elected; or

(b) the chair is not present within 10 minutes after the time appointed for the holding of the meeting or is unable or unwilling to act,

the members involved may elect one of their number to be chair of the meeting.

14.21 A committee may meet and adjourn as it thinks proper. The provisions of this clause 14 apply to any meeting of a committee, with any necessary adjustments.

14.22 Questions arising at a meeting of a committee are to be determined by a majority of votes of the members involved and voting. The chair, in addition to the chair's deliberative vote, has a casting vote.

Written resolution by Directors

14.23 A resolution in writing signed by all the Directors who are eligible to vote on a resolution and which contains a statement that the Directors are in favour of the resolution is as valid and effectual as if it had been passed at a meeting of the Directors held at the time when the written resolution was last signed by an eligible Director.

14.24 Any resolution under clause 14.23 may consist of several documents in like form, each signed by one or more Directors.

Electronic meetings

14.25 Provided that all Directors have consented to the use of the technology to be used, a Directors' meeting may be called or held and voting may be carried out by telephone, video or by using any other technology which permits each Director to communicate with every other Director. The consent to use such technology may be a standing one. A Director may only withdraw their consent within a reasonable period before the meeting. Each Director, by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of these technologies for holding a Directors meeting.

14.26 Clause 14.25 applies to meetings of Directors' committees as if all members were Directors.

Place of meeting

14.27 Where the Directors hold a meeting pursuant to clause 14.25, the meeting is to be treated as held at the place at which at least one of the Directors present at the meeting is physically located as is agreed by those Directors present at the meeting.

Validity of acts of Directors

14.28 All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

Appointment of Managing and Executive Directors

14.29 The Directors may appoint 1 or more:

(a) executives of the Company to be Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors); or

(b) Directors as executives of the Company and determine the terms of such executive appointments; or

(c) persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors) and determine the terms of such executive appointments.

The Directors may determine that anyone so appointed bears the title "Managing Director" or "Finance Director" or any other title the Directors determine.

If such a person ceases to be a Director then the executive appointment automatically terminates subject to any contrary determination by the Directors (but without prejudice to any rights of any party under any relevant service agreement).

If such a person ceases to be an executive then the person shall automatically cease to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting in which case that Director is treated as a retiring Director at that annual general meeting.

14.30 A Managing Director is not subject to retirement by rotation and is not to be counted, or to be taken into account, under clause 12.3 for determining the rotation of retirement of the other Directors. An Executive Director is subject to retirement by rotation.

Remuneration of Managing and Executive Directors

14.31 The remuneration of a Managing Director or an Executive Director may be fixed by the Directors.

Powers of Managing and Executive Directors

14.32 The Directors may confer on a Managing Director or an Executive Director any of the powers exerciseable by them, on such terms and conditions and with such restrictions as they think fit.

14.33 The Directors may at any time withdraw or vary any of the powers conferred on a Managing Director or an Executive Director.

15. Secretary

Appointment of Secretary

15.1 There must be at least one Secretary of the Company who is ordinarily resident in Australia who must be appointed by the Directors for the term, at the remuneration and on the conditions they think fit.

Suspension and removal of Secretary

15.2 The Directors have power to suspend or remove a Secretary.

Powers, duties and authorities of Secretary

15.3 The Directors may vest in a Secretary such powers, duties and authorities as they may from time to time determine and a Secretary must exercise all such powers and authorities subject at all times to the control of the Directors.

Secretary to attend meetings

15.4 A Secretary is entitled to attend all meetings of the Directors and all general meetings of the Company and may be heard on any matter.

16. Seals

16.1 The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Directors.

16.2 The common seal or duplicate may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the common seal or duplicate, and every document to which the common seal or duplicate is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

17. Inspection of records

Inspection by Shareholders

17.1 Subject to the requirements of the Corporations Act, the Directors may determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Shareholders other than Directors, and a Shareholder other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

Access by Directors

17.2 The Company must keep the Corporate Records or copies of them, and will procure that all subsidiaries keep their Corporate Records, for a period of seven years.

17.3 The Company must give access to, and will procure that all subsidiaries will give access to, a Director, to inspect and copy (at no cost to the Director) such of the Corporate Records as relate to the Director's period of office, whether or not they still hold such office.

18. Dividends and reserves

Determination of dividend

18.1 Subject to the rights of persons (if any) entitled to shares with special rights to dividend, the Directors may from time to time determine that a dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets, including shares or other securities in another body corporate (or any combination of them).

Directors may authorise interim dividend

18.2 The Directors may authorise the payment or crediting by the Company to the Shareholders of such interim dividends as appear to the Directors to be justified by the profits of the Company.

No interest on dividends

18.3 Interest is not payable by the Company in respect of any dividend, whether final or interim.

Reserves and profits carried forward

18.4 The Directors may, before declaring any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

18.5 Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

18.6 The Directors may carry forward so much of the profits remaining as they consider ought not be distributed as dividends without transferring those profits to a reserve.

Calculation and apportionment of dividends

18.7 Subject to any special rights or restrictions attached to any shares, every dividend on a share in the Company is to be paid as follows, unless otherwise determined by the Directors:

(a) if the share to which a particular dividend relates is fully paid and was fully paid during the whole period in respect of which the dividend is to be paid, that dividend is equal to the dividend paid on each other share which was fully paid during the whole period in respect of which the dividend is to be fully paid; and

(b) if the share to which a particular dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the dividend is to be paid, that dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the dividend is to be paid.

An amount paid on a share in advance of a call is not taken to be paid on the share.

18.8 Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion allow each or any Shareholder to elect from which specified sources that particular Shareholder's dividend may be paid by the Company; and where elections are permitted and any Shareholder fails to make an election, identify the particular source from which dividends are payable.

18.9 (DELETED).

Deductions from dividends

18.10 The Directors may deduct from any dividend or other distribution such as a capital return payable to a Shareholder all sums of money (if any) presently payable by that Shareholder to the Company on account of calls or otherwise in relation to shares in the Company.

Distribution of specific assets

18.11 The Directors, when paying or declaring a dividend or other distribution such as a capital return, may direct payment of the dividend wholly or partly by distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

18.12 If a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any Shareholders on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient. If a distribution of specific assets to a particular Shareholder or Shareholders is illegal or, in the Directors' opinion, impracticable the Directors may make a cash payment to the Shareholder or Shareholders on the basis of the cash amount of the dividend instead of the distribution of specific assets. The Directors may also authorise any person to make, on behalf of all the Shareholders entitled to any shares, an agreement with the Company (or other relevant body corporate) providing for the issue or transfer to them of shares in the relevant body corporate and, in executing the document, the officer acts as agent and attorney for the Shareholders.

Payments

18.13 Any dividend, interest or other money payable in respect of shares will be paid to Shareholders, at the sole risk of the intended recipient, in such manner as the Directors decide including by one or more of the following methods:

(a) deposit to the credit of an account with a bank or other financial institution nominated by the Shareholder and acceptable to the Company (or, in the case of joint holders, to the account nominated by the joint holder first named in that Register);

(b) cheque sent through the post directed:

(i) to the address of the holder as shown in the Register or, in the case of joint holders, to the address shown in the Register as the address of the joint holder first named in that Register; or

(ii) to such other address as the holder or joint holders in writing directs or direct; or

(c) in any other manner permitted by law or agreed by the Company and the Shareholder.

18.14 Any one of two or more joint holders may give effectual receipts for any dividends, interest or other money payable in respect of the shares held by them as joint holders.

18.14A Payments of dividends and other distributions by the Company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different Shareholders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

Election to reinvest dividend

18.15 The Directors may grant to Shareholders or any class of Shareholders the right to elect to reinvest cash dividends paid by the Company by subscribing for shares in the Company on such terms and conditions as the Directors think fit and, if the Corporations Act or Listing Rules so require, are approved by the Company in general meeting.

Election to accept bonus shares in lieu of dividend

18.16 The Directors may determine in respect of any dividend which it is proposed to pay or to declare on any shares of the Company that holders of the shares may elect to forego the right to share in the proposed dividend or part of such proposed dividend and to receive instead an issue of shares credited as fully paid on such terms as the Directors think fit and, if the Corporations Act or Listing Rules so require, are approved by the Company in general meeting.

Unclaimed dividends

18.17 All dividends declared but unclaimed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed moneys.

Restricted securities

18.18 During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any dividend rights in respect of the Restricted Securities.

19. Capitalisation of profits

Capitalisation of reserves and profits

19.1 The Directors may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Shareholders, and that the sum is applied, in any of the ways mentioned in clause 19.2, for the benefit

of Shareholders in the proportions to which those Shareholders would have been entitled in a distribution of that sum by way of dividend.

19.2 The ways in which a sum may be applied for the benefit of Shareholders under clause 19.1 are:

(a) in paying up any amounts unpaid on shares held by Shareholders;

(b) in paying up in full unissued shares or debentures to be issued to Shareholders as fully paid;

(c) partly as mentioned in clause 19.2(a) and partly as mentioned in clause 19.2(b); or

(d) any other application permitted by law or the Listing Rules.

19.3 The Directors may do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Shareholders among themselves, may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all or any of the Shareholders entitled to any further shares or debentures on the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any such agreement is effective and binding on all the Shareholders concerned.

20. Notices

Service of notices

20.1 A notice may be given by the Company to any Shareholder, Director or other person receiving notice under this Constitution by any one or more of the following:

(a) serving it on the person personally;

(b) sending it by courier to the person;

(c) post or facsimile transmission to the person ;

(d) electronic means, including email (which may include a link to a website), subject to any necessary request or information from the Shareholder; or

(e) subject to any legal requirements, such other means or in such form as the Directors may determine and notify to Shareholders,

at their location, address, facsimile number or email address or other transmission details as shown in the Register or as supplied by the person to the Company.

20.2 If a notice is sent by post or courier, service of the notice is deemed to be effected by properly addressing, prepaying and posting or couriering the notice, and the notice is deemed to have been served on the day after the date of its posting or couriering.

20.3 If a notice is sent by facsimile or other electronic transmission, service of the notice is deemed to be effected by properly addressing the transmission and transmitting it, and to have been served on the day following its despatch.

20.4 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

20.5 Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is absolutely bound by every notice given in accordance with this clause to the person from whom that person derives title prior to registration of that person's title in the Register.

20.6 All notices sent by post outside Australia must be sent by prepaid airmail post.

Persons entitled to notice of general meeting

20.7 Notice of every general meeting must be given in a manner authorised by clause 20.1 or by the Corporations Act and in accordance with the Corporations Act and the Listing Rules to:

(a) every Shareholder;

(b) every Director, Alternate Director and Secretary;

(c) the Auditors; and

(d) ASX.

20.8 No other person is entitled to receive notices of general meetings.

21. Audit and account

Company to keep accounts

21.1 The Directors must cause the Company to keep accounts of the business of the Company in accordance with the requirements of the Corporations Act and the Listing Rules.

Company to audit accounts

21.2 The Directors must cause the accounts of the Company to be audited in accordance with the requirements of the Corporations Act and the Listing Rules.

22. Winding up

Distribution of assets

22.1 Subject to clauses 22.2 and 22.3 if the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company, divide among the Shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

22.2 The liquidator may, with the sanction of a special resolution of the Company, vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

Ranking of Restricted Securities

22.3 During a breach of the Listing Rules relating to Restricted Securities or during a breach of a Restriction Agreement the holder of the Restricted Securities is not entitled to any distribution rights in respect of the Restricted Securities.

23. Indemnity

Indemnity of officers

23.1 To the maximum extent permitted by law (including the Corporations Act) from time to time, the Company must indemnify every person who is or has been a Director, Secretary or executive officer of the Company ("**Officer**") against any liability (including legal costs) the Officer may incur by reason of being such an Officer or discharging or seeking to discharge their duties to the Company or to any subsidiary of the Company.

23.2 (DELETED).

23.2A The operation of clauses 23.1 and 23.2 in the form in which they existed prior to amendment (by the adoption of this Constitution by Shareholders) is preserved with respect to any act or omission prior to the date such clauses were amended.

Insurance

23.3 To the maximum extent permitted by law (including the Corporations Act) from time to time, and without limiting the powers of the Company the Directors may authorise the Company to, and the Company may pay a premium for a contract insuring a person who is or has been a director, secretary or executive officer or other employee of the Company or its subsidiaries.

Documentary Indemnity and Access

23.4 To the maximum extent permitted by law (including the Corporations Act) and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may, enter into any:

(a) documentary indemnity in favour of; and

(b) document giving access to records for the benefit of,

a person who is, or has been, a director, secretary or executive officer or other employee of the Company or its subsidiaries, which indemnity or access may be on such terms as the Directors approve and, in particular, may apply to acts or omissions or records prior to or after the time of entering into the indemnity or other agreement.

24. Takeover Approval Provisions

24.1 Subject to the Corporations Act, if offers are made under a proportional takeover bid for securities of the Company:

(a) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (an "**Approving Resolution**") to approve the bid is passed in accordance with these provisions and the applicable provisions of the Corporations Act; and

(b) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an Approving Resolution; and

(c) an Approving Resolution is to be voted on in whichever of the following ways is determined by the Directors:

(i) at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; or

(ii) by means of a postal ballot conducted by the Company in accordance with a procedure determine by the Directors; and

(d) an Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 *Change of Address*
A2 Change of name - office holders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
Aristocrat Leisure Limited

Refer to guide for information about corporate key

ACN/ABN
002 818 368

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Aristocrat Leisure Limited

ASIC registered agent number (if applicable)
18071

Telephone number
02 9413 6300

Postal address
71 Longueville Road
Lane Cove NSW 2066

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
John Francis Cromwell Carr-Gregg

Capacity
☐ Director
☒ Company Secretary

Signature

Date signed
2 3 / 0 6 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

2 0 / 0 6 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not Initials)

Family name	Given names
DAVIS	ROGER ANDREW

Date of Birth

2 3 / 1 0 / 5 1
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
SYDNEY	NSW

Former Name

Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

19A BUSHLANDS AVENUE

Suburb/City	State/Territory
GORDON	NSW

Postcode	Country (if not Australia)
2072	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form.
(Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

_ _ / _ _ / _ _
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment

2 0 / 0 6 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name	Given names
PITKIN	SALLY ANNE MAJELLA

Date of Birth

1 8 / 1 2 / 5 9
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
BRISBANE	QLD

Former Name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

1323/22 REFINERY ROAD

Suburb/City	State/Territory
NEW FARM	QLD

Postcode	Country (if not Australia)
4005	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form.
(Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)

    /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached



10 May 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of ceasing to be a substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of ceasing to be a substantial holder in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley
Company Secretary

Form **605**

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368

1. Details of substantial holder(1)

Name	Australia and New Zealand Banking Group Limited
ACN/ARSN (if applicable)	005 357 522

The holder ceased to be a substantial holder on 05/05/05.
The previous notice was given to the company on 04/05/05.
The previous notice was dated 04/05/05.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 8 pages annexed to this notice and marked Schedule 'A'.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest(2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change(4)	Consideration given in relation to change(5)	Class(6) and number of securities affected	Person's votes affected
05/05/05	ANZ and ANZ Subsidiaries	ANZ understands that ING Australia Limited ("INGA") has ceased to have relevant interests in the shares referred to in the adjacent columns. ANZ and each of the ANZ Subsidiaries is taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as INGA by reason of it having voting power above 20 % in INGA and consequently has ceased to have relevant interests in those shares.	Not Applicable	115,597 Ordinary Fully Paid Shares	115,597

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association(7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	*Not Applicable*

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 8 pages annexed to this notice and marked "A"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

Print name John Priestley capacity Secretary

sign here date 10 May 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, accpy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalfof the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is the Annexure of 8 pages marked "A" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 10 May 2005

....

John Priestley - Secretary

Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Related Bodies Corporate

***NOTE:** All companies are 100% owned within the Group unless otherwise indicated.*

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/5/54
Australia	Alliance Holdings Limited		1	9/8/56
American Samoa	Amerika Samoa Bank Inc.		21	26/5/78
Australia	ANZcover Insurance Pty Ltd		1	24/4/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/4/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/7/94
USA, New York	ANZ BGH LLC		30	25/5/2004
Australia	ANZ Capel Court Limited		1	22/4/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (87.5% owned by ANZ Capel Court Limited - 12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/1/85
Australia	Capel Court Management Limited		1	1/7/59
Australia	ANZ Capital Funding Pty Ltd		1	11/8/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/9/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (98 % owned by ANZ - 2% owned by ANZ Funds Pty Ltd)		30	19112004
Australia	ANZ Commodity Trading Pty Ltd		1	3/5/01
Australia	ANZ Custodians Pty Ltd		1	9/5/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/8/83
Australia	ANZ Executors & Trustee Company Limited		1	17/3/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/5/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/5/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Financial Products Pty Ltd		1	5/7/94
Australia	ANZ Funds Pty. Ltd.		1	13/3/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/4/87
England	ANZ Jackson Funding plc		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/3/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/2/88
New Zealand	Arawata Investments Limited		36	17/7/64
New Zealand	Arawata Finance Limited		36	10/6/81
New Zealand	Amberley Investments Limited	50%	36	10/3/03
New Zealand	Burnley Investments Limited		36	27/6/02
New Zealand	Whitelaw Investments		32	26/6/02
New Zealand	Cortland Finance Limited		36	24/8/00
Cayman Islands	Gold Liquid Investments Limited		9	17/8/00
New Zealand	Culver Finance Limited		36	26/4/01
United States	ThreeStarz Corporation	65%	24	3/8/01
New Zealand	Sefton Finance Limited		36	7/2/03
New Zealand	Arawata Holdings Limited		36	2/8/85
New Zealand	Harcourt Corporation Limited		36	27/6/85
New Zealand	Airlie Investments Limited		36	15/5/02
New Zealand	Nerine Finance No 2	65%	2	14/6/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/6/01
New Zealand	Harcourt Investments Limited		36	24/7/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/2/73
New Zealand	Arawata Securities Limited		36	13/8/85
New Zealand	Arawata Assets Limited		36	4/5/90
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Endeavour Equities Limited		36	8/12/00
New Zealand	Endeavour Finance Limited		36	24/9/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	37	9/11/01
New Zealand	Tui Endeavour Limited		36	10/7/92
New Zealand	Endeavour Securities Limited		36	24/9/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/9/48
New Zealand	Alos Holdings Limited		36	12/6/87
New Zealand	NBNZ Finance Limited		36	15/6/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	Nationwide Mortgage Brokers Limited		36	20/8/98
New Zealand	NBNZ Holdings Limited		36	7/3/89
New Zealand	Abbey Life Limited		36	27/6/68
New Zealand	BHI Investments Limited		36	13/9/85
British Virgin Is	CBC Finance Limited		33	31/8/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94
New Zealand	NBNZ Investment Services Limited		36	21/4/04
New Zealand	NBNZ Life Insurance Limited		36	26/5/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/6/76
New Zealand	Salient Holdings		36	17/3/99
New Zealand	Salient Holdings No. 2		36	25/6/99
New Zealand	South Pacific Merchant Finance Limited		36	14/7/72
New Zealand	Argitis Holdings Limited		36	20/4/88
New Zealand	Moginie Holdings Limited		36	11/9/80
New Zealand	Repton Group Limited		36	14/4/94
New Zealand	Eventide Holdings Limited		36	14/4/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/3/72
New Zealand	Control Nominees Limited		36	30/7/83
New Zealand	Southpac Securities Limited		36	27/7/73
New Zealand	Southpac Trusts Limited		36	26/7/82
New Zealand	Trillium Holdings Limited		36	17/3/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/4/38
New Zealand	Truck Leasing Limited		36	14/2/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/6/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		36	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited *(in Liquidation)* (95% owned by ANZ Funds Pty Ltd – 5% owned by ANZ)		26	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited		16	10/10/72
Hong Kong	ANZ Asia Limited		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/9/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by each of ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/2/87
Singapore	ANZCOVER Pte. Ltd.		15	9/5/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/7/00

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Singapore	Torridon Pte Ltd		14	5/8/97
India	ANZ Information Technology Pvt Limited		8	7/6/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/9/98
Kiribati	Bank of Kiribati Ltd	75%	23	30/8/84
Australia	Binnstone Traders Pty Limited		1	29/4/69
Australia	Deori Pty Ltd		1	13/4/99
England	Jackson Funding Limited		13	5/11/04
Australia	LFD Limited (74.94 % owned by ANZ Funds - 25.06% owned by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/4/37
England	Minerva Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	5/4/83
England	ANZEF Limited (1 share owned by Brandts Nominees Limited*)		13	1/1/34
England	ANZEF Leasing No. 1 Limited		13	17/8/89
England	ANZEF Leasing No. 2 Limited (0.01% owned each by Brandts Nominees Limited & Minerva Holdings Limited*) (0.39% owned by Citybank International PLC, 0.61% owned by Schroder Investments Co Ltd)	99%	13	18/1/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Emerging Markets Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share owned by Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share owned by Brandts Nominees Limited*)		13	11/4/83
England	ANZ Leasing (No. 2) Ltd (0.01% owned by Gareth Campbell*)		13	19/6/73
USA, New York	ANZ Securities Inc.		12	7/4/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (50% owned by each of Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/3/52
England	Brandts Nominees Limited (90% owned by Minerva Holdings Limited - 10% owned by Gareth Campbell*)	90%	13	22/2/34
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited*)		25	21/7/00
England	Minerva Nominees Limited (66.67 % owned by Minerva Holdings Limited - 33.33% owned by Brandts Nominees Limited*)		13	20/5/38
England	Minerva Nominees (No.2) Limited (99% owned by Minerva Holdings Limited - 1% owned by Brandts Nominees Limited*)		13	18/7/67
Cayman Islands	Nichelle Limited		9	26/3/04
New Zealand	Norway Funds Limited		36	24/11/03

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	Town & Country Land Holdings Pty Ltd		1	30/9/91
Australia	Votraint No. 1103 Pty Limited		1	8/5/98
Australia	ANZ General Partner Pty Ltd		1	21/9/01
Australia	ANZ Holdings Pty Ltd		1	14/7/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/6/85
Australia	530 Collins Street Property Trust		1	?
Australia	ANZ Investments Pty Ltd		1	14/7/77
Jersey	ANZ Jersey Limited (50% owned by each of ANZ & Brandts Nominees Limited*)		10	4/03/98
Australia	ANZ Leasing Pty. Ltd.		1	11/4/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/1/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/2/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/2/59
USA, New York	ANZ Limited Partnership (98.9% owned by ANZ – 1.09% owned by ANZ Realty Holdings (USA) Inc)		12	21/3/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/7/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/9/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/9/81
England	ANZ Pensions (UK) Limited (1 share owned by Brandts Nominees Limited*)		13	25/7/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/3/68
Australia	Weelya Pty. Ltd.		1	20/5/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/7/91
Australia	ANZ Rewards Pty Ltd		1	21/5/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/5/98
Australia	ANZ Rural Products Pty Ltd		1	8/6/01
Australia	ANZ Securities (Holdings) Limited		1	6/5/70
Australia	ANZ Futures Pty Ltd		1	15/8/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
New Zealand	ANZ Securities (New Zealand) Limited		36	19/3/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/9/90
USA, New York	ANZ Securities (USA) Inc		12	16/9/87
Australia	ANZ Securities Limited		1	20/6/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/1/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/1/80

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Underwriting Limited		1	28/6/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/2/01
Australia	Tradecentrix Pty Limited		1	18/1/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/5/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/4/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/9/03
Australia	Bellinz Pty Ltd		1	29/4/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/7/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/6/97
Australia	Gas Pipelines Victoria Pty Ltd		1	20/6/97
Australia	Ecomel Pty. Limited		1	3/2/87
Australia	Elgeba Pty. Limited		1	3/2/87
Australia	E S & A Holdings Pty Ltd		1	14/7/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/8/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/6/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/9/83
Australia	Asset Rentals Pty Ltd		1	29/4/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/2/87
Australia	Claric 246 Pty Ltd		1	13/6/90
Australia	P L Lease Management Pty Ltd		1	3/5/91
Australia	Loan Service Centre Pty Limited		1	18/6/90
Australia	Mercantile Credits Pty Ltd		1	11/7/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/7/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/9/83
Australia	Tovepool Pty Ltd	50%	1	28/8/89
Australia	FCA Finance Pty. Limited		1	29/4/58
Australia	Analed Pty. Ltd.		1	26/6/73
Australia	Crebb No 6 Pty Ltd (50% owned by each of Analed Pty Ltd & ANZ National Bank Limited)		1	15/6/01
Australia	G-BNWF Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/5/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/8/88
Australia	JIKK Pty Ltd		1	8/5/98
New Zealand	NBNZ Holdings Limited		31	7/3/89

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/8/74
Australia	NMRB Pty Ltd		1	14/2/86
Australia	NMRSB Pty Ltd		1	21/4/90
Indonesia	PT ANZ Panin Bank	85%	20	5/9/90
Fiji	Quest Limited (50% owned by each of ANZ & ANZ Funds Pty Ltd)		29	9/1/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*		-	24/5/51
England	The London Bank of Australia *(In Liquidation)*		-	1/1/1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	?
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/9/03

*** Held as bare nominee - no beneficial ownership**

 # Deemed controlled by Endeavour Finance Limited due control of voting

Registered Offices

1 Level 6, 100 Queen Street, Melbourne, Australia 3000

2 C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805

4 6th Floor, Royal Group Building, 246 Preah Monivong Blvd, Phnom Penh, Cambodia

5 Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

6 Beach Road, Apia, Samoa

7 C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu

8 Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052

9 Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands

10 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands

11 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil

12 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036

13 Minerva House, Montague Close, London, SE1 9DH England

14 Raffles Place, #09-01 Ocean Towers, Singapore 048620

15 1 Raffles Place, 32-00 OUB Centre, Singapore, 048616

16 Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong

17 Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601

18 1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea

19 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands

20 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270

21 Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa

22 Groeselaan 18, 3521 CB Utrecht, Netherlands

23 Bairiki, Tarawa, Republic of Kiribati

24 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA

Annexure "A"

25 Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands

26 Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan

27 701-705 Dalamal House, Nariman Point, Mumbai, India 400 02

28 C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman

29 C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI

30 C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711

31 Level 12, National Bank House, 170 - 186 Featherston Street, Wellington, New Zealand

32 C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand

33 Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands

34 Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia

35 Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

36 Level 10, 2 Hunter Street, Wellington, New Zealand

37 Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,317,079	80,000
4	Total consideration paid or payable for the shares	$30,366,553	$799,234

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.50	highest price paid:	$10.05
	date:	11/04/2005		
	lowest price paid:	$7.08	lowest price paid:	$9.96
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$10.47

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....
(~~Director~~/Company secretary)

Date: 10 May 2005

Print name: John Carr-Gregg

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,397,079	200,000
4	Total consideration paid or payable for the shares	$31,165,787	$1,959,648

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.00 lowest price paid: $9.68 highest price allowed under rule 7.33: $10.50

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,597,079	65,297
4	Total consideration paid or payable for the shares	$33,125,435	$648,992

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.50	highest price paid:	$9.99
	date:	11/04/05		
	lowest price paid:	$7.08	lowest price paid:	$9.81
	date:	20/10/04		
			highest price allowed under rule 7.33:	$10.49

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,662,376	167,719
4	Total consideration paid or payable for the shares	$33,774,427	$1,675,692

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.03 lowest price paid: $9.90 highest price allowed under rule 7.33: $10.50

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,830,095	70,000
4	Total consideration paid or payable for the shares	$35,450,119	$700,324

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.05 lowest price paid: $9.99 highest price allowed under rule 7.33: $10.47

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,900,095	107,000
4	Total consideration paid or payable for the shares	$36,150,443	$1,089,030

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.25 lowest price paid: $10.00 highest price allowed under rule 7.33: $10.50

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,851,828	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,593,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 May 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 18 May, 2005	
Number & Class of Securities	(a) 7,000 ordinary shares;
Issue Price and any Terms of Issue	(a) $6.5403 per share;
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 18 May, 2005;

Please note that since the last Appendix 3B, 513,016 shares have been cancelled under the Buy Back Scheme. Appendix 3E's have been lodged for these movements.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,007,095	200,000
4	Total consideration paid or payable for the shares	$37,239,473	$2,033,547

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.20 lowest price paid: $10.15 highest price allowed under rule 7.33: $10.53

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 18 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,207,095	130,000
4	Total consideration paid or payable for the shares	$39,273,020	$1,324,268

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.20 lowest price paid: $10.10 highest price allowed under rule 7.33: $10.66

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,337,095	68,000
4	Total consideration paid or payable for the shares	$40,597,288	$692,948

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.22 lowest price paid: $10.09 highest price allowed under rule 7.33: $10.70

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 May 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,303,328	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,567,250	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: 27 May 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 27 May, 2005	
Number & Class of Securities	(a) 24,000 ordinary shares; (b) 2,500 ordinary shares
Issue Price and any Terms of Issue	(a) $6.0105 per share (b) $5.9531 per share
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 27 May, 2005; (b) 27 May, 2005

Please note that since the last Appendix 3B, 575,000 shares have been cancelled under the Buy Back Scheme. Appendix 3E's have been lodged for these movements.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
476,330,828	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,539,750	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 01 June 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 01 June, 2005	
Number & Class of Securities	(a) 2,500 ordinary shares; (b) 25,000 ordinary shares
Issue Price and any Terms of Issue	(a) $5.9531 per share (b) $1.5597 per share
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 31 May, 2005; (b) 01 June, 2005

Please note that since the last Appendix 3B, no shares have been cancelled under the Buy Back Scheme.

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,405,095	4,000
4	Total consideration paid or payable for the shares	$41,290,236	$41,450

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.40 lowest price paid: $10.34 highest price allowed under rule 7.33: $11.02

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 01 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,409,095	43,000
4	Total consideration paid or payable for the shares	$41,331,686	$448,687

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.50 date: 11/04/05 lowest price paid: $7.08 date: 20/10/04	highest price paid: $10.50 lowest price paid: $10.32 highest price allowed under rule 7.33: $10.99

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum *number of shares* - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 02 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



2 June 2005

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder- Aristocrat Leisure Limited

ANZ gives this notice of initial substantial holding in respect of Aristocrat Leisure Limited.

Yours faithfully

John Priestley

Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Aristocrat Leisure Limited (the "**Entity**")
ACN/ARSN	002 818 368
	This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 **("ANZ")** on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 7 pages annexed to this notice and marked "A".

1. Details of substantial holder[1]

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 31/05/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities [4]	Number of securities	Persons' votes [5]	Voting power [6]
Ordinary Fully Paid Shares	23,864,527	23,864,527	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest [7]	Class and number of securities
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has a relevant interest in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	23,603,683 Ordinary Fully Paid Shares
ANZ Executors & Trustee Company Limited ("**ANZET**")	Registered Holder	260,844 Ordinary Fully Paid Shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
ANZ and each of the ANZ Subsidiaries	ANZ Nominees Limited	ING Life Limited	11,898,695 Ordinary Fully Paid Shares
		ANZ Managed Investments Limited	3,276,398 Ordinary Fully Paid Shares
		ANZ Life Assurance Company Limited	475,474 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	Believed to be Chase Manhattan Nominees Limited as custodian for Blue Chip Pool	1,989,492 Ordinary Fully Paid Shares
	ANZET	Various Estates and Private Clients	260,844 Ordinary Fully Paid Shares
	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	Believed to be Chase Manhattan Nominees Limited as custodian for Pooled Australian Share Fund	5,963,624 Ordinary Fully Paid Shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	14/02/05	Not applicable	Not applicable	14,700 Ordinary Fully Paid Shares
	19/04/05	Not applicable	Not applicable	30,300 Ordinary Fully Paid Shares
	31/05/05	Not applicable	Not applicable	58,200 Ordinary Fully Paid Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 7 pages annexed to this notice and marked "A"
INGA	Level 13, 347 Kent Street, Sydney NSW 2000

print name John Priestley Capacity Secretary

Sign here Date 2 June 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 12 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisiton. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure "A"

This is the Annexure of 7 pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 2 June 2005

....

John Priestley - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	AFT Investors Services Pty Ltd		1	3/5/54
Australia	Alliance Holdings Limited		1	9/8/56
American Samoa	Amerika Samoa Bank Inc.		21	26/5/78
Australia	ANZcover Insurance Pty Ltd		1	24/4/98
Australia	ANZEST Pty Ltd		1	17/10/97
Australia	ANZ Adelaide Group Pty Ltd		1	21/12/28
Australia	Penplaza Investments Pty. Limited		1	11/4/90
Australia	ANZ Aircraft Finance Pty Ltd		1	7/7/94
USA, New York	ANZ BGH LLC		30	25/5/2004
Australia	ANZ Capel Court Limited		1	22/4/69
Australia	ANZIS Holdings Pty Ltd	60%	1	17/11/00
Australia	ANZ Infrastructure Services Ltd (87.5% owned by ANZ Capel Court Limited - 12.5% owned by ANZIS Holdings Pty Ltd)		1	1/12/00
Australia	Capel Court International Investments Pty Ltd		1	9/1/85
Australia	Capel Court Management Limited		1	1/7/59
Australia	ANZ Capital Funding Pty Ltd		1	11/8/03
Australia	ANZ Capital Hedging Pty Ltd		1	27/9/85
USA, Delaware	ANZ Capital LLC I		30	18/11/03
USA, Delaware	ANZ Capital LLC II		30	18/11/03
USA,Delaware	ANZ Capital LLC III (98 % owned by ANZ - 2% owned by ANZ Funds Pty Ltd)		30	19112004
Australia	ANZ Commodity Trading Pty Ltd		1	3/5/01
Australia	ANZ Custodians Pty Ltd		1	9/5/97
USA, Delaware	ANZ (Delaware) Inc.		3	17/8/83
Australia	ANZ Executors & Trustee Company Limited		1	17/3/83
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1	19/5/60
Australia	ANZ Fiduciary Services Pty Ltd		1	28/5/02
American Samoa	ANZ Finance American Samoa, Inc		21	2/05/04
Australia	ANZ Financial Products Pty Ltd		1	5/7/94
Australia	ANZ Funds Pty. Ltd.		1	13/3/64
Samoa	ANZ Bank (Samoa) Limited		6	1/10/90
England	ANZ Bank (Europe) Limited		13	22/4/87

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
England	ANZ Jackson Funding plc (1 Share held by ANZ)		13	15/11/04
New Zealand	ANZ Holdings (New Zealand) Limited		36	30/3/88
New Zealand	ANZ National Bank Limited		5	23/10/79
New Zealand	ANZ National (Int'l) Limited		36	8/12/86
New Zealand	ANZ Investment Services (New Zealand) Limited		36	17/2/88
New Zealand	Arawata Investments Limited		36	17/7/64
New Zealand	Arawata Finance Limited		36	10/6/81
New Zealand	Amberley Investments Limited	50%	36	10/3/03
New Zealand	Burnley Investments Limited		36	27/6/02
New Zealand	Whitelaw Investments		32	26/6/02
New Zealand	Cortland Finance Limited		36	24/8/00
Cayman Islands	Gold Liquid Investments Limited		9	17/8/00
New Zealand	Culver Finance Limited		36	26/4/01
United States	ThreeStarz Corporation	65%	24	3/8/01
New Zealand	Sefton Finance Limited		36	7/2/03
New Zealand	Arawata Holdings Limited		36	2/8/85
New Zealand	Harcourt Corporation Limited		36	27/6/85
New Zealand	Airlie Investments Limited		36	15/5/02
New Zealand	Nerine Finance No 2	65%	2	14/6/02
New Zealand	Corvine Investments Limited		36	10/10/00
New Zealand	Goblin Productions Limited		36	27/6/01
New Zealand	Harcourt Investments Limited		36	24/7/01
United States	Maplestead Corporation		24	27/10/00
New Zealand	Karapiro Investments Limited		36	13/10/97
New Zealand	Urchin Productions Limited		36	27/2/73
New Zealand	Arawata Securities Limited		36	13/8/85
New Zealand	Arawata Assets Limited		36	4/5/90
New Zealand	Bage Investments Limited		36	2/11/87
New Zealand	Countrywide Endeavour Building Society		36	22/11/77
New Zealand	Countrywide Funds Management Limited		36	11/12/87
New Zealand	Endeavour Equities Limited		36	8/12/00
New Zealand	Endeavour Finance Limited		36	24/9/99
New Zealand	Endeavour Caterpillar New Zealand Finance Company	>1% #	5	9/11/01
New Zealand	Tui Endeavour Limited		36	10/7/92
New Zealand	Endeavour Securities Limited		36	24/9/99
New Zealand	National Bank of New Zealand Custodian Limited		36	24/9/48
New Zealand	Alos Holdings Limited		36	12/6/87
New Zealand	NBNZ Finance Limited		36	15/6/87
New Zealand	Nationwide Home Loans Limited		36	29/11/95
New Zealand	Nationwide Mortgage Brokers Limited		36	20/8/98
New Zealand	NBNZ Holdings Limited		36	7/3/89
New Zealand	Abbey Life Limited		36	27/6/68
New Zealand	BHI Investments Limited		36	13/9/85
British Virgin Is	CBC Finance Limited		33	31/8/98
Hong Kong	NBNZ Holdings Hong Kong Limited		35	16/12/88
Australia	NBNZ Holdings (Australia) Pty Limited		34	14/11/94

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
New Zealand	NBNZ Investment Services Limited		36	21/4/04
New Zealand	NBNZ Life Insurance Limited		36	26/5/89
New Zealand	Private Nominees Limited		36	9/11/04
New Zealand	Philodendron Investments Limited		36	21/6/76
New Zealand	Salient Holdings		36	17/3/99
New Zealand	Salient Holdings No. 2		36	25/6/99
New Zealand	South Pacific Merchant Finance Limited		36	14/7/72
New Zealand	Argitis Holdings Limited		36	20/4/88
New Zealand	Moginie Holdings Limited		36	11/9/80
New Zealand	Repton Group Limited		36	14/4/94
New Zealand	Eventide Holdings Limited		36	14/4/94
New Zealand	Ship Finance Limited		36	21/12/84
New Zealand	Southpac Corporation Limited		36	14/3/72
New Zealand	Control Nominees Limited		36	30/7/83
New Zealand	Southpac Securities Limited		36	27/7/73
New Zealand	Southpac Trusts Limited		36	26/7/82
New Zealand	Trillium Holdings Limited		36	17/3/99
New Zealand	Tui Securities Limited		36	19/12/00
New Zealand	UDC Finance Limited		36	1/4/38
New Zealand	Truck Leasing Limited		36	14/2/90
New Zealand	VPM Investments Limited		36	18/12/92
New Zealand	Eftpos New Zealand Limited		36	8/6/94
Australia	EFT-POS Australia Pty Ltd		1	17/11/95
New Zealand	Samson Funding Limited		36	4/11/03
Pakistan	ANZ Capital Pakistan (Pvt) Limited *(in Liquidation)* (95% owned by ANZ Funds Pty Ltd – 5% owned by ANZ)		26	1/11/01
India	ANZ Capital Pvt. Limited	97.96%	27	7/11/01
Hong Kong	ANZ International (Hong Kong) Limited (1 Share held by Wilgrist Nominees Limited)		16	10/10/72
Hong Kong	ANZ Asia Limited (1 share held by each of Wilgrist Nominees Limited & Wilvestor Ltd)		16	16/12/80
Vanuatu	ANZ Bank (Vanuatu) Limited		7	3/9/85
Vanuatu	La Serigne Limited	99%	7	13/12/91
Vanuatu	Whitehall Investments Limited (50% owned by each of ANZ Bank (Vanuatu) Limited & La Serigne Limited)		7	30/10/01
Singapore	ANZ International Private Limited		14	10/2/87
Singapore	ANZCOVER Pte. Ltd.		15	9/5/87
Singapore	ANZ Singapore Limited		14	26/12/86
Singapore	ANZ IPB Nominees Pte Ltd		14	27/7/00
Singapore	Torridon Pte Ltd		14	5/8/97
India	ANZ Information Technology Pvt Limited		8	7/6/88
Cambodia	ANZ Royal Bank Cambodia Ltd	55%	4	25/11/04
Cook Islands	ANZ/V-Trac International Leasing Company	95%	19	16/9/98
Kiribati	Bank of Kiribati Ltd (remainder held by Republic of Kiribati)	75%	23	30/8/84
Australia	Binnstone Traders Pty Limited		1	29/4/69
Australia	Deori Pty Ltd		1	13/4/99
England	Jackson Funding Limited		13	5/11/04

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	LFD Limited (74.94% owned by ANZ Funds - 25.06% owned by ANZ)		1	29/10/52
Australia	GNPL Pty Ltd		1	10/12/30
Australia	RFDL Pty Ltd		1	1/4/37
England	Minerva Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	5/4/83
England	ANZEF Limited (1 share owned by Brandts Nominees Limited*)		13	1/1/34
England	ANZEF Leasing No. 1 Limited		13	17/8/89
England	ANZEF Leasing No. 2 Limited (0.01% owned each by Brandts Nominees Limited & Minerva Holdings Limited*) (0.39% owned by Citybank International PLC, 0.61% owned by Schroder Investments Co Ltd)	99%	13	18/1/90
Netherlands	ANZEF Investments (UK) B.V.		22	24/12/98
England	ANZ Emerging Markets Holdings Limited (1 share owned by Brandts Nominees Limited*)		13	20/10/59
England	ANZ Global Nominees Limited (1 share owned by Brandts Nominees Limited*)		13	13/12/85
England	ANZ Leasing Limited (1 share owned by Brandts Nominees Limited*)		13	11/4/83
England	ANZ Leasing (No. 2) Ltd (0.01% owned by Gareth Campbell*)		13	19/6/73
USA, New York	ANZ Securities Inc.		12	7/4/94
England	ANZIM Limited		13	1/10/99
England	ANZMB Limited (50% owned by each of Minerva Holdings Limited & Brandts Nominees Limited*)		13	3/3/52
England	Brandts Nominees Limited (90% owned by Minerva Holdings Limited - 10% owned by Gareth Campbell*)	90%	13	22/2/34
Guernsey	Minerva Fund Management (Guernsey) Limited (.01% owned by Brandts Nominees Limited*)		25	21/7/00
England	Minerva Nominees Limited (66.67 % owned by Minerva Holdings Limited - 33.33% owned by Brandts Nominees Limited*)		13	20/5/38
England	Minerva Nominees (No.2) Limited (99% owned by Minerva Holdings Limited - 1% owned by Brandts Nominees Limited*)		13	18/7/67
Cayman Islands	Nichelle Limited		9	26/3/04
New Zealand	Norway Funds Limited		36	24/11/03
Australia	Town & Country Land Holdings Pty Ltd		1	30/9/91
Australia	Votraint No. 1103 Pty Limited		1	8/5/98
Australia	ANZ General Partner Pty Ltd		1	21/9/01
Australia	ANZ Holdings Pty Ltd		1	14/7/77
Australia	ANZ Infrastructure Investments Limited		17	5/12/95
Australia	ANZ Investment Holdings Pty Ltd		1	20/6/85
Australia	530 Collins Street Property Trust		1	?
Australia	ANZ Investments Pty Ltd		1	14/7/77
Jersey	ANZ Jersey Limited (50% owned by each of ANZ & Brandts Nominees Limited*)		10	4/03/98

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office	Date Registered
Australia	ANZ Leasing Pty. Ltd.		1	11/4/83
Australia	ANZ Leasing (ACT) Pty. Ltd.		1	28/1/66
Australia	ANZ Leasing (NSW) Pty. Ltd.		1	27/11/81
Australia	ANZ Leasing (NT) Pty. Ltd.		1	6/2/85
Australia	ANZ Leasing (Vic) Pty. Ltd.		1	17/12/84
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1	3/2/59
USA, New York	ANZ Limited Partnership (98.9% owned by ANZ – 1.09% owned by ANZ Realty Holdings (USA) Inc)		12	21/3/91
Australia	ANZ Margin Services Pty Limited		1	17/12/81
USA, New York	ANZ MPH LLC		12	15/12/03
Australia	ANZ Nominees Limited		1	14/7/77
Australia	ANZ Orchard Investments Pty Ltd		1	27/9/01
Brazil	ANZ Participacoes E Servicos Ltda		11	18/9/81
England	ANZ Pensions (UK) Limited (1 share owned by Brandts Nominees Limited*)		13	25/7/77
Australia	ANZ Properties (Australia) Pty Ltd		1	14/3/68
Australia	Weelya Pty. Ltd.		1	20/5/85
USA, New York	ANZ Realty Holdings (USA) Inc		12	23/7/91
Australia	ANZ Rewards Pty Ltd		1	21/5/98
Australia	ANZ Rewards No. 2 Pty Ltd		1	21/5/98
Australia	ANZ Rural Products Pty Ltd		1	8/6/01
Australia	ANZ Securities (Holdings) Limited		1	6/5/70
Australia	ANZ Futures Pty Ltd		1	15/8/84
Australia	ANZIB Specialist Asset Management Limited		1	21/11/01
New Zealand	ANZ Securities (New Zealand) Limited		36	19/3/87
New Zealand	ANZMAC Securities (New Zealand) Nominees		36	19/9/90
USA, New York	ANZ Securities (USA) Inc		12	16/9/87
Australia	ANZ Securities Limited		1	20/6/73
Australia	ANZ Securities (Entrepot) Pty Ltd		1	8/1/87
Australia	ANZ Securities (Nominee) Pty Ltd		1	9/1/80
Australia	ANZ Underwriting Limited		1	28/6/71
Australia	ANZ Staff Superannuation (Australia) Pty. Limited		1	18/12/86
Australia	ANZ Technical Services Pty Ltd		1	19/12/97
Australia	ANZ Tradecentrix Pty Limited		1	7/2/01
Australia	Tradecentrix Pty Limited		1	18/1/01
PNG	Australia and New Zealand Banking Group (PNG) Limited		18	28/5/76
PNG	ANZ Investments (PNG) Limited		18	27/12/01
PNG	8 & 9 Chester Street Ltd		18	5/4/88
Australia	Azuria Australia Pty Ltd	99.99%	1	17/9/03
Australia	Bellinz Pty Ltd		1	29/4/97
Cayman Islands	Coastal Horsham Pipeline 1 Ltd		28	24/7/96
USA, Delaware	Coastal Gas Pipelines Victoria LLC		24	20/6/97

Annexure "A"

Domicile	**Australia and New Zealand Banking Group Limited**	**% Owned**	**Reg Office**	**Date Registered**
Australia	Ecomel Pty. Limited		1	3/2/87
Australia	Elgeba Pty. Limited		1	3/2/87
Australia	E S & A Holdings Pty Ltd		1	14/7/77
Australia	E S & A Properties (Australia) Pty Ltd		1	28/8/61
Australia	Esanda Finance Corporation Limited		1	21/10/55
Australia	ANZ Rental Solutions Pty Ltd		1	29/6/59
Australia	ANZ Specialised Asset Finance Pty Ltd		1	15/9/83
Australia	Asset Rentals Pty Ltd		1	29/4/03
Australia	Eauto Pty Ltd		1	25/11/86
Australia	Fleet Partners Pty Limited		1	16/2/87
Australia	Claric 246 Pty Ltd		1	13/6/90
Australia	P L Lease Management Pty Ltd		1	3/5/91
Australia	Loan Service Centre Pty Limited		1	18/6/90
Australia	Mercantile Credits Pty Ltd		1	11/7/35
Australia	ANZCAP Leasing Services Pty Ltd		1	5/7/74
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1	15/9/83
Australia	Tovepool Pty Ltd	50%	1	28/8/89
Australia	FCA Finance Pty. Limited		1	29/4/58
Australia	Analed Pty. Ltd.		1	26/6/73
Australia	Crebb No 6 Pty Ltd (50% owned by each of Analed Pty Ltd & ANZ National Bank Limited)		1	15/6/01
Australia	G-BNWF Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWG Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWK Aircraft Pty Ltd		1	18/5/00
Australia	G-BNWP Aircraft Pty Ltd		1	18/5/00
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1	2/8/88
Australia	JIKK Pty Ltd		1	8/5/98
New Zealand	NBNZ Holdings Limited		31	7/3/89
Australia	NMRB Finance Limited *(In Liquidation)*		-	23/8/74
Australia	NMRB Pty Ltd		1	14/2/86
Australia	NMRSB Pty Ltd		1	21/4/90
Indonesia	PT ANZ Panin Bank	85%	20	5/9/90
Fiji	Quest Limited (50% owned by each of ANZ & ANZ Funds Pty Ltd)		29	9/1/01
USA	Specialist Equity (US), Inc		24	TBA
England	The Bank of Australasia *(In Liquidation)*		-	24/5/51
England	The London Bank of Australia *(In Liquidation)*		-	1/1/1893
England	The Union Bank of Australia Limited *(In Liquidation)*		-	?
England	Upspring Limited		13	29/10/03
Australia	Zosterops Australia Pty Ltd	99.99%	1	17/9/03

*** Held as bare nominee – no beneficial ownership**

 # Deemed controlled by Endeavour Finance Limited due control of voting

Annexure "A"

Registered Offices

1	Level 6, 100 Queen Street, Melbourne, Australia 3000
2	C/- Minter Ellison Rudd Watts, Level 17, 125 The Terrace, Wellington, New Zealand
3	C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4	6th Floor, Royal Group Building, 246 Preah Monivong Blvd, Phnom Penh, Cambodia
5	Ernst & Young, Level 14, 41 Shortland Street, Auckland, New Zealand
6	Beach Road, Apia, Samoa
7	C/O Hawkes Law, KPMG House, Rue Pasteur, Port Villa, Vanuatu
8	Embassy Golf Links BusinessPark, Off Intermediate Ring Road, Bangalore, India 560052
9	Ugland House, P O Box 309, South Church Street, Grand Cayman, Cayman Islands
10	Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
11	Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
12	6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
13	Minerva House, Montague Close, London, SE1 9DH England
14	Raffles Place, #09-01 Ocean Towers, Singapore 048620
15	1 Raffles Place, 32-00 OUB Centre, Singapore, 048616
16	Suite 3101-3105, One Exchange Square, 8 Connaught Place, Central Hong Kong
17	Blake Dawson Waldron, Level 11, 12 Moore Street, Canberra ACT 2601
18	1st Floor, Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
19	C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
20	Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
21	Amerika Samoa Bank Building, Fagatogo, Maoputasi County, American Samoa
22	Groeselaan 18, 3521 CB Utrecht, Netherlands
23	Bairiki, Tarawa, Republic of Kiribati
24	1209 Orange Street, City of Wilmington, County of New Castle, Delaware, USA
25	Trafalgar Court, Admiral Park, St Peter Port, Guernsey, Channel Islands
26	Progressive Plaza, Room No. 601-603 Beaumont Road Karachi, Pakistan
27	701-705 Dalamal House, Nariman Point, Mumbai, India 400 02
28	C/- Walkers, P O Box 265GT, Walker House, George Town, Grand Cayman
29	C/o KMPG, Level 5, ANZ House, Victoria Parade, Suva, FIJI
30	C/-Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware, USA, 19711
31	Level 12, National Bank House, 170 – 186 Featherston Street, Wellington, New Zealand
32	C/- Chapman Tripp, 1-3 Grey Street, Wellington, New Zealand
33	Sea Meadow House, Blackburne Highway PO Box 116, Road Town, Tortola, British Virgin Islands
34	Baker & McKenzie, Level 27, AMP Centre, 50 Bridge Street, Sydney, NSW, 2000, Australia
35	Suite 3901 - 3904, 39/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
36	Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

This is the Annexure of 18 pages marked "B" referred to in the form 603
Notice of initial substantial holder

Signed by me and dated 2 June 2005
John William Priestley – Secretary
Australia and New Zealand Banking Group Limited

LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 9679 3111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

14132256

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	Stephen Green
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

[signature]	[signature]
Signature of witness	Signature of attorney
Michael Harris	Noelle Wooden
Name	Name
	Date of power of attorney

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 2
(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002
Ref: JFS:THC:12852952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth) 1997* in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth) 1997* is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day.

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 **Counterparts**

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 **Amendments**

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 **Merger**

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 **Assignments**

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 **Consents**

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 **Waiver**

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 **No representation or reliance**

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 **Frustrated Contracts Act**

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 **Specific performance and injunctive relief**

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 **Contra proferentum**

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 **GST**

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the Implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Name

Signature of director/secretary

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

David B Valentine

Name

Signature of director/secretary

Stephen Green

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Michael Harris

Name

Signature of attorney

Narelle Wooden

Name

Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 3 (ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone (03) 9679 3000
Fax (03) 96793111

30 April 2002

Ref: JFS:THC:12862952

CONTENTS

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,730 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer

Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,81[illegible] fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
	Narelle Wooden
Signature of witness	Name
Name	Date of power of attorney



APPOINTMENT OF DIRECTORS

Sydney, 7 June 2005

The Board of Aristocrat Leisure Limited (ASX: ALL) ("Aristocrat") announced that Sally Pitkin and Roger Davis have been approved by the necessary regulatory authorities and will be formally appointed to the Board of Directors at the forthcoming Board Meeting on 20 June 2005.

The nomination of Sally Pitkin and Roger Davis for appointment to the Board of the Company was announced on 1 November 2004.

David Simpson, Chairman, welcomed the news and said that Sally Pitkin and Roger Davis had already contributed significantly to Board deliberations in their roles as "directors elect".

"Sally Pitkin and Roger Davis will be important additions to the Board of the Company. They each bring valuable experience and expertise to Aristocrat."

Further Information
Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511


ARISTOCRAT

ATO CLASS RULING ON EQUAL CAPITAL REDUCTION

Sydney, 9 June 2005

The Board of Aristocrat Leisure Limited (ASX: ALL) ("Aristocrat") announced that the Company has received advice from the Australian Taxation Office that a Class Ruling from the Commissioner of Taxation will be gazetted shortly in relation to the capital return proposed to shareholders and approved at Aristocrat's Annual General Meeting on 3 May 2005.

On receipt of the Australian Taxation Office advice, the Board of Aristocrat determined that:

- the amount of the capital return will be A$0.21 per ordinary share held by shareholders on the register at 5.00pm on Friday 1 July 2005 (the "Record Date")
- payment of the capital return to shareholders is to be effected on Friday 15 July 2005 (the "Payment Date") by cheque or direct credit
- shares will trade ex-entitlement to the capital return from Monday 27 June 2005

A copy of the Class Ruling will be obtainable in due course either from the Australian Taxation Office website, www.ato.gov.au or from the link that will be added to Aristocrat's website www.aristocrattechnologies.com

A summary is as follows:

- The Class Ruling will apply to the holders of ordinary shares in Aristocrat;
- The Class Ruling will apply to the Australian income tax year ending 30 June 2006;

- The return of capital of A$0.21 will not be treated as a dividend for Australian income tax purposes; and
- If the shareholder concerned is an Australian tax resident shareholder, the capital return will be treated as a reduction in the cost of the shares held by that shareholder.

Shareholders should read the text of the Class Ruling in full and should not rely on this announcement as tax advice as the tax consequences of the proposed return of capital may vary depending on each shareholder's particular circumstances. Professional tax advice should be obtained by each individual shareholder.

It should also be noted that the Class Ruling is not legally binding on the Australian Taxation Office until it is gazetted.

Further Information
Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,452,095	29,220
4	Total consideration paid or payable for the shares	$41,780,373	$313,088

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.50	highest price paid:	$10.72
	date:	11/04/2005		
	lowest price paid:	$7.08	lowest price paid:	$10.70
	date:	20/10/2004		
			highest price allowed under rule 7.33:	$11.38

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,481,315	99,353
4	Total consideration paid or payable for the shares	$42,093,461	$1,055,368

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.72	highest price paid:	$10.72
	date:	10/06/05		
	lowest price paid:	$7.08	lowest price paid:	$10.52
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.33

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,580,668	200,000
4	Total consideration paid or payable for the shares	$43,148,829	$2,135,570

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.72	highest price paid:	$10.70
	date:	10/06/05		
	lowest price paid:	$7.08	lowest price paid:	$10.61
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.28

Participation by directors

6 Deleted 30/9/2001	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.



Lana O'Shanassy, who purports to represent a group of problem gamblers, has filed an application in the Federal Court of Australia to obtain access to documents held by Aristocrat. The application has also been made in respect of 19 other respondents including State Governments, Gaming Machine Manufacturers and Industry Associations. Aristocrat is seeking legal advice and will resist the application.

Further Information
General Enquiries:
Bruce Yahl
Aristocrat Leisure Limited
(61 2) 9413 6734

Media Enquiries:
Tim Allerton
City PR
(61 2) 9267 4511

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Aristocrat Leisure Limited
ABN: 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Anne Majella Pitkin
Date of appointment	20 June 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
5,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **N/A**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Aristocrat Leisure Limited
ABN: 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of appointment	20 June 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil Securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **N/A**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ARISTOCRAT

ATO CLASS RULING ON EQUAL CAPITAL REDUCTION

Sydney, 22 June 2005

Aristocrat Leisure Limited (ASX: ALL) ("Aristocrat") is pleased to advise that the Australian Taxation Office has now published the Class Ruling on the Aristocrat Equal Capital Reduction proposed to shareholders and approved at Aristocrat's Annual General Meeting on 3 May 2005. The full Class Ruling, entitled "CR 2005/51: Income Tax: return of capital: Aristocrat Leisure Limited", may be viewed at the website of the Australian Taxation Office at:

http://law.ato.gov.au/atolaw/view.htm?docid=CLR/CR200551/NAT/ATO/00001#P1

Alternatively, go to the website www.ato.gov.au and locate the Ruling by following the links under the menu "Rulings, law and objections" and "Class Ruling" or by following the link on the Investor Information page of Aristocrat's website available at www.aristocrattechnologies.com

A summary is as follows:

- The Class Ruling will apply to the holders of ordinary shares in Aristocrat;
- The Class Ruling will apply to the Australian income tax year ending 30 June 2006;
- The return of capital of A$0.21 will not be treated as a dividend for Australian income tax purposes; and
- If the shareholder concerned is an Australian tax resident shareholder, the capital return will be treated as a reduction in the cost of the shares held by that shareholder.

The amount of the capital return will be A$0.21 per ordinary share held by shareholders on the register at 5.00pm on Friday 1 July 2005

(the "Record Date"). Payment of the capital return to shareholders is to be effected on Friday 15 July 2005 (the "Payment Date") by cheque or direct credit. Shares will trade ex-entitlement to the capital return from Monday 27 June 2005.

Shareholders should read the text of the Class Ruling in full and should not rely on this announcement as tax advice as to the tax consequences of the return of capital may vary depending on each shareholder's particular circumstances. Professional tax advice should be obtained by each individual shareholder.

Further Information
Financial Inquiries:
Simon Kelly
Aristocrat Leisure Limited
(612) 9413 6601

Media Inquiries:
Tim Allerton
City PR
(612) 9267 4511

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aristocrat Leisure Limited

ABN

44 002 818 368

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	See Annexure A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	See Annexure A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of options under Aristocrat Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	476,046,505	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,428,500	Unquoted Executive Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for fully paid ordinary shares in the Company

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 1/1/2003

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 24 June 2005
(Company Secretary)

Print name: John Carr-Gregg

== == == == ==

Annexure A to Appendix 3B 24 June, 2005	
Number & Class of Securities	(a) 50,000 ordinary shares; (b) 20,000 ordinary shares; (c) 11,250 ordinary shares; (d) 7,500 ordinary shares; (e) 2,500 ordinary shares;
Issue Price and any Terms of Issue	(a) $2.4277 per share (b) $5.9531 per share (c) $6.5403 per share (d) $5.9531 per share (e) $5.9531 per share
Purpose of Issue	Shares issued as a result of the exercise of options under Aristocrat's Employee Share Option Plan
Dates of Entering Securities into holdings	(a) 17 June, 2005 (b) 24 June, 2005 (c) 24 June, 2005 (d) 24 June, 2005 (e) 24 June, 2005

Please note that since the last Appendix 3B, there were 375,573 shares cancelled under the Buy Back Scheme.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	24 AUGUST 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,780,668	112,000
4	Total consideration paid or payable for the shares	$45,284,399	$1,225,982

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$10.72	highest price paid:	$11.00
	date:	10/06/05		
	lowest price paid:	$7.08	lowest price paid:	$10.89
	date:	20/10/04		
			highest price allowed under rule 7.33:	$11.74

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28 June 2005
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.


5BB

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED

ACN/ABN: 44 002 818 368

Corporate key: 94 679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413 - 6643

Postal address:
71 LONGUEVILLE ROAD
LANE COVE NSW 2066

Total number of pages including this cover sheet: 5

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: JOHN CARR-GREGG

Capacity
- [ ] Director
- [X] Company secretary

Signature: [signature]

Date signed: 13/04/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	740,000	$7,587,666.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

30/03/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	*Full title if not standard*	*Total number of shares (current after changes)*	*Total amount paid on these shares*	*Total amount unpaid on these shares*

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Australian Securities & Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LIMITED

ACN/ABN
44 002 818 368

Corporate key
9467 9123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
VANESSA GILBERT

ASIC registered agent number (if applicable)
18071

Telephone number
9413 -6643

Postal address
71 LONGUEVILLE Rd
LANE COVE, NSW 2066.

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
JOHN CARR - GREGG

Capacity
[ ] Director
[X] Company secretary

Signature



Date signed
02/05/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ord	1,192,618	$12,124,085-03

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

14/04/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

- [ ] **Yes**
  if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
- [ ] **No**
  if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- [ ] Yes
- [ ] No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 *Change of address*
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: ARISTOCRAT LEISURE LIMITED.

ACN/ABN: 44 002 818 368

Corporate key: 94 67 9123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: VANESSA GILBERT

ASIC registered agent number (if applicable): 18071

Telephone number: 9413 - 6643

Postal address: 71 Longueville Road
LANE COVE, NSW 2066

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form: hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name: JOHN CARR - GREGG

Capacity

☐ Director

☒ Company secretary

Signature



Date signed: 23/05/05 (D D / M M / Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	✓	Not required	✓	✓
☐ If not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	✓	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✓
☐ If not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occuring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	890,016	$8,906,460.01

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

12 05 05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] [M M] [Y Y]

**Australian Securities &
Investments Commission**



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
ARISTOCRAT LEISURE LIMITED

Refer to guide for information about corporate key

ACN/ABN
44 002 818 368

Corporate key
94679123

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Vanessa Gilbert

ASIC registered agent number (if applicable)
18071

Telephone number
9413-6643

Postal address
PO Box 808
Lane Cove NSW 1595

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
John Carr-Gregg

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
08/08/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	245,000	$2,507,355.20

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

24/05/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- *If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)*
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]